SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation of the original in Portuguese)

Centrais Elétricas
Brasileiras S.A. - Eletrobrás
Report of Independent Accountants on Limited
Review of Quarterly Information (ITR)
September 30, 2009

(A free translation of the original in Portuguese)

Review Report of Independent Accountants

To the Management and Stockholders
Centrais Elétricas Brasileiras S.A. - Eletrobrás

1    We have reviewed the accounting information included in the Quarterly Information (ITR) of Centrais Elétricas Brasileiras S.A. - Eletrobrás ("Company" or "Eletrobrás") and its subsidiaries (parent company and consolidated), for the quarter ended September 30, 2009, comprising the balance sheet and the statements of operations, of changes in stockholders' equity, of cash flows and of value added, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company's management. As mentioned in Note 13 to the financial statements, the financial statements of certain associated companies were reviewed by other independent accountants. In the accounting information of Eletrobrás, the investments in these associated companies are recorded on the equity accounting method and represent investments of R$ 3,880,586 thousand at September 30, 2009, and equity in results of R$ 248,524 thousand in the period ended September 30, 2009. The financial statements of Itaipu Binacional, with total assets of R$ 9,865,701 thousand at September 30, 2009, included in the consolidated accounting information, were reviewed by other independent accountants. With respect to the amounts relative to these companies, our report is exclusively based on the reports of these other accountants.

2    Except for the matters mentioned in paragraphs 3, 4 and 5, our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3    The financial statements of certain associated companies at September 30, 2009, the investments in which are recorded based on the equity accounting method by the Company and its subsidiaries, were not examined or reviewed by independent auditors. These investments at September 30, 2009 and their results in the nine-month period then ended amounts to R$ 1,749,476 thousand and R$ 282,012 thousand, respectively.

2

Centrais Elétricas Brasileiras S.A. - Eletrobrás

4    As mentioned in Note 9 to the financial statements, the Company has Value-added Tax on Sales and Services (ICMS), Social Integration Program/Public Services Employee Savings Program (PIS/PASEP) and Social Contribution on Revenues (COFINS) credits of R$ 1,347,511 thousand, arising mainly from the acquisition of inputs (fuel) and electric energy by its subsidiaries of the distribution segment located in the North region. With the enactment of Provisional Measure 466/2009, establishing the change in the Fuel Consumption Account (CCC) calculation, new alternatives for the realization thereof may be possible. The Company did not provide us with a study on the conditions and timing of the realization of these credits, including new alternatives. Accordingly, under these circumstances, we could not determine if any adjustments to the value of these tax credits are necessary.

5    As mentioned in Note 28, in a judgement given on August 12, 2009 by the Superior Court of Justice, the appeals filed by the Company in judicial proceedings related to compulsory loans were partially granted, and the terms agreed in the judgement have yet to be published. Due to this decision, the calculation assumptions considered in the provision evaluation process may be altered, and the analyses on legal aspects and possible alterations in calculation methodology were not concluded. Accordingly, we could not determine if any adjustments in the provision for contingencies related to compulsory loans are necessary.

6    Based on our limited review and on the reports on the limited reviews of other independent accountants, except for the effects which may arise from the matters mentioned in paragraphs 3, 4 and 5, if any, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Quarterly Information.

7    As mentioned in Note 1 to the financial statements, the accounting practices adopted in Brazil were altered in 2008 and the effects of the first-time adoption of these alterations were recorded by the Company and its subsidiaries during the fourth quarter of 2008 and disclosed in the financial statements at December 31, 2008. The statements of operations, of changes in stockholders' equity, of cash flows and of value added for the period and quarter ended September 30, 2008, presented together with the current quarterly information, were not adjusted for comparison purposes, as permitted by the Official Letter/CVM/SNC/SEP 02/2009.

3

Centrais Elétricas Brasileiras S.A. - Eletrobrás

8    As mentioned in Note 26 to the financial statements, the subsidiaries carry out actuarial evaluations of their liabilities related to supplementary benefits granted to employees according to CVM Deliberation 371/2000, the necessary coverage of which is recorded in this quarterly information, amounting to R$ 1,534,751 thousand. In this respect, the subsidiaries Furnas - Centrais Elétricas S.A. and Eletrobrás Termonuclear S.A. - Eletronuclear are negotiating with the respective Foundations which manage the supplementary pension plans offered to their employees the review of the costs of the defined benefit plans. The result of these negotiations may change the realization conditions of assets recorded by Furnas and Eletronuclear, of R$ 904,202 thousand. Also in accordance with the guidelines of these negotiations, the Hydroelectric Company of São Francisco (CHESF) has recorded liabilities arising from acknowledgment of debts of R$ 204,884 thousand, determined according to CVM Deliberation 371/2000; concerning the amount of R$ 428,000 thousand, the subsidiary's management believes that this charge will be eliminated over time, with the evolution of the plan, through contractual amendments similar to those in prior periods, specifying the variable amount to be annually adjusted by the actuarial gain and loss effects calculated for the Foundation that manages the related plan. Accordingly, the elimination of the liability is directly related to and dependent on the continuity of the contractual amendment procedure between the parties, in order to reflect the actuarial position.

9    As mentioned in Note 13 to the financial statements, the financial statements of the subsidiaries Boa Vista Energia S.A., Centrais Elétricas de Rondônia - CERON, Companhia de Eletricidade do Acre - Eletroacre, Companhia Energética do Alagoas - CEAL and Companhia Energética do Piauí - CEPISA for the quarter ended September 30, 2009 were prepared in accordance with the accounting practices adopted in Brazil applicable to companies operating as going concerns. As described in the performance report, the companies have been recording recurring losses in their operations and have negative working capital at the end of the quarter, which raise doubts as to the continuity of their operations. The management’s plans concerning the restructuring of indebtedness of these companies include the capitalization process of debts and advances for future capital increase, as mentioned in Note 42 to the quarterly information. The Quarterly Information does not include any adjustments due to these uncertainties.

10    The Quarterly Information (ITR) of the associated company CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended September 30, 2009 was reviewed by other independent accountants, who issued an unqualified report on the limited review, dated November 6, 2009, including a matter of emphasis paragraph related to the reimbursement of expenditures with the supplementary retirement plan according to

4

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Law No. 4819/1958. The management of the associated company, supported by its legal advisors, understands that the payment of benefits related to this plan is the entire responsibility of the State Government and, therefore, does not record in the company's financial statements any liability or provision for losses in relation thereto.

11    The Quarterly Information (ITR) mentioned in the first paragraph also includes comparative accounting information for the period ended September 30, 2008, obtained from the related Quarterly Information (ITR) of that quarter. The limited review of the Quarterly Information (ITR) for the quarter ended September 30, 2008 was conducted by other independent accountants, who issued a report dated November 10, 2008, with exceptions due to the lack of presentation of the reports on limited review of the financial statements of certain associated companies, whose investments were recorded on the equity accounting method and, consequently, the independent accountants could not evaluate, through additional audit procedures, the adequacy of the amounts of these investments, as well as the equity results, of R$ 3,275,020 thousand and R$ 131,634 thousand, respectively, in the quarter ended September 30, 2008. Also, the following paragraphs of emphasis were included:

(a)    Controversy over the lawsuits concerning the monetary restatement of compulsory loans.

(b)    Uncertainty about the realization of ICMS credits, with the State of Mato Grosso, recorded in the subsidiary Furnas - Centrais Elétricas S.A.

(c)    Uncertainty about the effects of applying the biometric table AT-83 in the calculation of the actuarial liability of the supplementary pension plan of Previnorte - Fundação de Previdência Complementar, recorded in the subsidiaries Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, Manaus Energia S.A. and Boa Vista Energia S.A.

(d)    The assumption of the continuity of operations of Manaus Energia S.A. due to the losses accumulated over the preceding years and insufficiency of working capital, supported by its controlling stockholder.

(e)    The report on the limited review of the Quarterly Information of CTEEP - Companhia de Transmissão de Energia Elétrica for the periods ended September 30, 2008 and 2007 includes a paragraph of emphasis as to the payment of the supplementary retirement plan determined by Law No. 4819/1958.

5

Centrais Elétricas Brasileiras S.A. - Eletrobrás

(f)    The notice disclosed by Banco KfW Bankengruppe as to supposed guarantees granted by Companhia de Geração Térmica de Energia Elétrica of EUR 156,700 thousand (equivalent to approximately R$ 411,200 thousand) with the purpose of rising international funds for certain investments in companies of the electric sector.

Rio de Janeiro, November 13, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Sérgio Eduardo Zamora
Contador CRC 1SP168278/O-4 "S" RJ

COPY OF THE ORIGINAL

6

(A free translation of the original in Portuguese)	(External Disclosure)
FEDERAL PUBLIC SERVICE	Brazilian Corporation Law
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION	September 30, 2009
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 00243-7	2 - COMPANY NAME CENTRAIS ELET BRASILEIRAS SA	3 - CNPJ (Corporate Taxpayer’s ID) 00.001.180/0001-26
4 - NIRE (Corporate Registry ID) 53300000859

01.02 - HEADQUARTERS

1 - ADDRESS SCN QUADRA 4 BL. N°100, SALA 103			2 - DISTRICT Asa Norte
3 - ZIP CODE 70714-900	4 - CITY BRASÍLIA			5 - STATE DF
6 - AREA CODE 061	7 - TELEPHONE 3329-7300	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 061	12 - FAX 3319-7306	13 - FAX -	14 - FAX -
15 - E-MAIL eletrobras@eletrobras.com

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME ASTROGILDO FRAGULIA QUENTAL
2 - ADDRESS AV. PRESIDENTE VARGAS, 409, 13°ANDAR			3 - DISTRICT CENTRO
4 - ZIP CODE 20071-003	5 - CITY RIO DE JANEIRO			6 - STATE RJ
7 - AREA CODE 021	8 - TELEPHONE 2514-6326	9 - TELEPHONE 2514-6327	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 021	13 - FAX 2514-5964	14 - FAX -	15 - FAX -
16 - E-MAIL df@eletrbras.com

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING 8 - END
1/1/2009	12/31/2009	3	7/1/2009	9/30/2009	2	4/1/2009 6/30/2009
09 - INDEPENDENT AUDITOR PricewaterhouseCoopers Auditores Independentes					10 - CVM CODE 00287-9
11 - TECHNICIAN IN CHARGE SERGIO EDUARD ZAMORA					12 – TECHNICIAN’S CPF (Individual Taxpayer’s Register) 107.092.038-02

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 9/30/2009	2 – PREVIOUS QUARTER 6/30/2009	3 – SAME QUARTER, PREVIOUS YEAR 9/30/2008
Paid-up Capital
1 - Common	905,024	905,024	905,024
2 - Preferred	227,333	227,333	227,333
3 - Total	1,132,357	1,132,357	1,132,357
Treasury Stock
4 - Common	0	0	0
5 - Preferred	38	38	0
6 - Total	38	38	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP State-owned company
4 - ACTIVITY CODE 1120 – Electricity
5 - MAIN ACTIVITY Generation, Transmission, Distribution and Sale of Electricity
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Qualified Opinion

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT 3 - APPROVAL 4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousand)	4 - AMOUNT OF CHANGE (In R$ thousand)	5 - NATURE OF CHANGE (thousand)	7 - NUMBER OF SHARES ISSUED	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 11/13/2009	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2009	4 - 6/30/2009
1	Total Assets	105,927,065	103,314,688
1.01	Current Assets	20,340,458	18,224,377
1.01.01	Funds Available	12,792,238	10,731,669
1.01.01.01	Cash and Cash Equivalents	11,676,019	9,392,275
1.01.01.02	Restricted Cash	1,116,219	1,339,394
1.01.02	Receivables	2,102,273	2,267,723
1.01.02.01	Clients	1,685,688	1,834,323
1.01.02.01.01	Consumers and Resellers	1,685,688	1,834,323
1.01.02.02	Sundry	416,585	433,400
1.01.02.02.01	Investments Remuneration	416,585	433,400
1.01.03	Inventories	1,864	1,934
1.01.04	Others	5,444,083	5,223,051
1.01.04.01	Loans and Financing	2,993,309	2,846,606
1.01.04.02	Fuel Consumption Account - CCC	723,209	601,604
1.01.04.03	Other Debtors	429,167	376,615
1.01.04.04	Rescheduled Receivables	52,401	67,912
1.01.04.05	Deferred Tax Assets	998,430	846,436
1.01.04.06	Reimbursement Rights	159,280	279,715
1.01.04.07	Others	88,287	204,163
1.02	Non-current Assets	85,586,607	85,090,311
1.02.01	Long-term Receivables	41,076,591	40,966,530
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated and Similar Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Others	41,076,591	40,966,530
1.02.01.03.01	Loans and Financing	34,985,342	35,972,844
1.02.01.03.02	Rescheduled Receivables	122,835	147,966
1.02.01.03.03	Marketable Securities	610,429	610,611
1.02.01.03.04	Advances for Future Capital Increase	1,043,073	959,807
1.02.01.03.05	Deferred Tax Assets	1,338,972	931,052
1.02.01.03.06	Fuel Consumption Account - CCC	905,185	908,839
1.02.01.03.07	Reimbursement Rights	1,958,687	1,350,855
1.02.01.03.08	Others	112,068	84,556
1.02.02	Permanent Assets	44,510,016	44,123,781
1.02.02.01	Investments	44,434,023	44,046,649
1.02.02.01.01	In Associated and Similar Companies	3,712,694	3,519,619
1.02.02.01.02	In Associated and Similar Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	40,281,639	40,082,589
1.02.02.01.04	In Subsidiaries - Goodwill	0	0

02.01 - BALANCE SHEET - ASSETS (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 - 3/31/2009
1.02.02.01.05	Other Investments	439,690	444,441
1.02.02.02	Fixed Assets	23,676	24,351
1.02.02.03	Intangible Assets	52,317	52,781
1.02.02.04	Deferred Charges	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2009	4 - 6/30/2009
2	Total Liabilities and Shareholder's Equity	105,927,065	103,314,688
2.01	Current Liabilities	4,411,775	4,700,362
2.01.01	Loans and Financing	155,944	159,116
2.01.02	Debentures	0	0
2.01.03	Suppliers	1,246,909	1,331,186
2.01.04	Taxes and Contributions	34,964	9,934
2.01.05	Dividends Payable	220,795	228,872
2.01.06	Provisions	0	0
2.01.07	Payable to Related Parties	75,045	73,298
2.01.07.01	Payable to Brazilian Federal Treasury	75,045	73,298
2.01.08	Others	2,678,118	2,897,956
2.01.08.01	Compulsory Loan	77,817	78,412
2.01.08.02	Estimated Liabilities	74,132	49,811
2.01.08.03	Fuel Consumption Account - CCC	830,892	1,060,366
2.01.08.04	Advances from Clients	259,503	259,532
2.01.08.05	Reimbursement Obligations	1,343,361	1,315,604
2.01.08.06	Others	92,413	134,231
2.02	Non-current Liabilities	16,394,643	14,254,255
2.02.01	Long-term Liabilities	16,394,643	14,254,255
2.02.01.01	Loans and Financing	4,975,976	3,379,278
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	1,315,410	1,311,075
2.02.01.03.01	Provisions for Contingencies	946,186	961,605
2.02.01.03.02	Provision for Unsecured Liabilities of Subsidiaries	369,224	349,470
2.02.01.04	Debts with Related Parties	1,446,656	1,122,592
2.02.01.04.01	Payable to Brazilian Federal Treasury	1,446,656	1,122,592
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	8,656,601	8,441,310
2.02.01.06.01	Taxes and Social Contributions	0	0
2.02.01.06.02	Global Reversion Reserve - RGR	7,558,996	7,350,911
2.02.01.06.03	Compulsory Loan	129,419	123,734
2.02.01.06.04	Fuel Consumption Account - CCC	905,185	908,839
2.02.01.06.05	Others	63,001	57,826
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	85,120,647	84,360,071
2.05.01	Capital Stock	26,155,688	26,155,688
2.05.01.01	Paid-up Capital Stock	26,156,567	26,156,567
2.05.01.02	Treasury Shares	(879)	(879)
2.05.02	Capital Reserves	26,048,342	26,048,342
2.05.03	Revaluation Reserves	181,295	185,678
2.05.03.01	Own Assets	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2009	4 - 6/30/2009
2.05.03.02	Subsidiaries/Associated and Similar Companies	181,295	185,678
2.05.04	Revenue Reserves	29,616,936	29,401,910
2.05.04.01	Legal	2,037,862	2,037,862
2.05.04.02	Statutory	17,038,712	17,038,712
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profit	0	0
2.05.04.05	Profit Retention	487,476	487,476
2.05.04.06	Special Reserve for Undistributed Dividends	10,052,886	9,837,860
2.05.04.07	Other Revenue Reserves	0	0
2.05.05	Asset Valuation Adjustments	10,470	9,015
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	10,470	9,015
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings (Accumulated Losses)	(1,508,227)	(1,957,968)
2.05.07	Advance for Future Capital Increase	4,616,143	4,517,406

03.01 - STATEMENT OF OPERATIONS (In thousands of reais, except as otherwise indicated)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	7 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.01	Gross Revenue from Sales and/or Services	2,663,202	4,744,913	2,252,470	6,406,163
3.01.01	Electricity Operations	2,663,202	4,744,913	2,252,470	6,406,163
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	2,663,202	4,744,913	2,252,470	6,406,163
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	2,663,202	4,744,913	2,252,470	6,406,163
3.06	Operating Income/Expenses	(2,617,324)	(7,214,686)	953,806	(2,066,913)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(2,463,067)	(5,840,315)	(2,163,365)	(6,382,212)
3.06.02.01	Personnel, Material and Services	(105,788)	(265,614)	(67,311)	(188,947)
3.06.02.02	Depreciation and Amortization	(1,475)	(4,489)	(1,705)	(5,215)
3.06.02.03	Energy Purchased for Resale	(2,246,895)	(5,368,493)	(2,164,467)	(6,066,019)
3.06.02.04	Operating Provisions	(48,214)	(72,232)	103,250	(31,251)
	PASEP/COFINS (Public Service Employee Savings
3.06.02.05	Program/Social Security Financing Contribution)	(60,695)	(129,487)	(33,132)	(90,780)
3.06.03	Financial	(517,521)	(2,143,282)	3,175,895	3,592,654
3.06.03.01	Financial Revenues	1,246,265	3,807,454	3,817,589	5,092,520
3.06.03.01.01	Financial Investments	270,033	879,240	271,037	638,877
3.06.03.01.02	Interest, Commissions and Fees	932,947	2,890,252	865,519	2,600,267
3.06.03.01.03	Net Monetary Variations	21,402	22,302	111,480	865,175
3.06.03.01.04	Net Exchange Variations	0	0	2,569,409	988,057
3.06.03.01.05	Default Charges on Electricity Supply	2,175	3,682	144	144
3.06.03.01.06	Others	19,708	11,978	0	0
3.06.03.02	Financial Expenses	(1,763,786)	(5,950,736)	(641,694)	(1,499,866)
3.06.03.02.01	Debt Charges	(190,687)	(470,186)	(147,977)	(365,506)
3.06.03.02.02	Charges on Shareholders' compensation	(316,632)	(1,115,748)	(411,708)	(1,103,730)
3.06.03.02.03	Net Monetary Variations	0	0	0	0
3.06.03.02.04	Net Exchange Variations	(1,256,467)	(4,364,802)	0	0

03.01 - STATEMENT OF OPERATIONS (In thousands of reais, except as otherwise indicated)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	7 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.06.03.02.05	Others	0	0	(82,009)	(30,630)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	(98,752)	(236,691)	(102,563)	(212,695)
3.06.05.01	Donations and Contributions	(57,210)	(139,206)	(31,688)	(102,043)
3.06.05.02	Others	(41,542)	(97,485)	(70,875)	(110,652)
	Equity in the Earnings of Subsidiary and Associated
3.06.06	Companies	462,016	1,005,602	43,839	935,340
3.07	Operating Profit (Loss)	45,878	(2,469,773)	3,206,276	4,339,250
3.08	Non-operating Income	0	0	294	13
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Taxes/Profit Sharing	45,878	(2,469,773)	3,206,570	4,339,263
3.10	Provision for Income Tax and Social Contribution	407,920	934,110	(1,092,859)	(1,241,176)
3.10.01	Provision for Income Tax	299,941	686,693	(802,239)	(909,861)
3.10.02	Provision for Social Contribution	107,979	247,417	(290,620)	(331,315)
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0
3.15	Net Income/Loss for the Period	453,798	(1,535,663)	2,113,711	3,098,087
	NUMBER OF SHARES EX-TREASURY (in thousands)	1,132,319	1,132,319	1,132,357	1,132,357
	EARNINGS PER SHARE (Reais)	0.40077		1.86665	2.73596
	LOSS PER SHARE (Reais)		(1.35621)

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	7 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.01	Net Cash from Operating Activities	2,544	(927,149)	569,028	1,936,056
4.01.01	Cash Generated in Operations	(28,119)	305,241	577,799	1,481,607
4.01.01.01	Income before Income Tax and Social Contribution	45,878	(2,469,773)	3,206,571	4,339,263
4.01.01.02	Depreciation and Amortization	1,474	4,488	1,695	5,207
4.01.01.03	Monetary / Exchange Variation	1,058,383	3,537,811	(2,728,478)	(921,585)
4.01.01.04	Financial Charges	(819,940)	(2,653,967)	(787,446)	(2,308,693)
	Equity in the Earnings of Subsidiary and Associated
4.01.01.05	Companies	(375,903)	(810,287)	64,076	(800,932)
4.01.01.06	Provision for Unsecured Liabilities	19,754	15,303	20,314	(559,697)
4.01.01.07	Provision for Deferred Taxes	18,919	545,684	56,089	(303,911)
4.01.01.08	Allowance for Doubtful Accounts	26,428	55,057	(127,508)	(50,781)
4.01.01.09	Provision for Contingencies	0	68,900	0	0
4.01.01.10	Provision for Supplementary Pension Plan	0	0	0	0
4.01.01.11	Provision for Assets Impairment	0	0	0	0
4.01.01.12	Global Reversion Reserve Charges	78,828	230,766	72,448	212,379
4.01.01.13	Regulatory Asset/Liability	(314,246)	728,690	(541,533)	(838,360)
4.01.01.14	Minority interest in income	0	0	0	0
4.01.01.15	Financial Charges on Shareholders' Equity	313,763	1,044,818	411,707	1,069,230
4.01.01.16	Itaipu Income to offset	0	0	0	0
4.01.01.17	Loss/Gain on Asset Disposals	0	0	0	748,776
4.01.01.18	Others	(81,457)	7,751	929,864	890,711
4.01.02	Variation in Assets and Liabilities	90,158	(884,232)	145,824	479,390
4.01.02.01	Restricted Cash	223,175	(381,833)	303,991	62,392
4.01.02.02	Consumers and Resellers	148,635	23,883	(285,680)	(86,467)
4.01.02.03	Fuel Consumption Account (CCC)	(121,605)	(149,216)	(145,515)	(372,340)
4.01.02.04	Deferred Tax Assets	(151,993)	419,924	(68,339)	577,081
4.01.02.05	Reimbursement Rights	120,435	357,486	50,103	179,460
4.01.02.06	Sundry Debtors	(52,552)	(258,002)	(153,920)	(362,784)

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	7 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.01.02.07	Inventory	71	16	(100)	524
4.01.02.08	Prepaid Expenses	0	0	15	21
4.01.02.09	Compulsory Loan	(595)	(7,388)	(1,285)	(5,336)
4.01.02.10	Suppliers	(84,277)	(429,163)	242,615	275,238
4.01.02.11	Advances from Clients	(29)	244,122	779	20,678
4.01.02.12	Taxes and Social Contributions	25,030	(1,328,890)	162,039	(416,809)
4.01.02.13	Fuel Consumption Account (CCC)	(229,474)	181,551	(243,920)	136,956
4.01.02.14	Estimated Liabilities	24,322	6,298	2,035	5,189
4.01.02.15	Reimbursement Liabilities	27,757	420,017	360,021	531,377
4.01.02.16	Research and Development	0	0	0	0
4.01.02.17	Regulatory Fees	0	0	0	0
4.01.02.18	Others	161,258	16,963	(77,015)	(65,790)
4.01.03	Others	(59,495)	(348,158)	(154,595)	(24,941)
4.01.03.01	Payment of Financial Charges	(23,350)	(68,364)	(1,718)	(25,499)
4.01.03.02	Payment of Global Reversion Reserve Charges	(190,002)	(548,875)	0	0
4.01.03.03	Receipt of Financial Income	0	542,569	0	303,353
4.01.03.04	Payment of Income Tax and Social Contribution	153,857	(296,208)	(152,877)	(302,795)
4.01.03.05	Judicial deposits	0	22,720	0	0
4.02	Net Cash from Investment Activities	199,920	1,923,161	(116,564)	731,054
4.02.01	Loans and Financing Granted	(903,016)	(2,059,595)	(1,701,948)	(2,707,009)
4.02.02	Receipt of Loans and Financing Granted	1,165,450	3,445,796	1,552,802	3,218,716
4.02.03	Renegotiated Energy Credits Received	0	0	0	0
4.02.04	Acquisition of Fixed Assets	(328)	(1,255)	(200)	(405)
4.02.05	Acquisition of Intangible Assets	0	0	0	0
4.02.06	Acquisition/Transfer of Investments	(122,398)	(367,518)	0	(168,050)
4.02.07	Receipt of Return on Investment	60,083	905,761	28,718	386,466
4.02.08	Others	129	(28)	4,064	1,336

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	7 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.03	Net Cash from Financing Activities	2,081,280	1,309,966	1,390,505	556,866
4.03.01	Long-term Loans and Financing Obtained	1,976,496	2,155,594	1,337,027	1,337,027
4.03.02	Payment of Loans and Financing - Principal	(74,960)	(234,361)	(80,741)	(176,882)
4.03.03	Payment of Shareholders' Compensation	(102,773)	(1,101,001)	(7,318)	(716,606)
	Payment of Refinancing - Taxes and Contributions
4.03.04	Principal	0	0	0	0
4.03.05	Compulsory Loan and Global Reversion Reserve	319,259	685,487	74,696	(88,551)
4.03.06	Others	(36,742)	(195,753)	66,841	201,878
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	2,283,744	2,305,978	1,842,969	3,223,976
4.05.01	Opening Balance of Cash and Cash Equivalents	9,392,275	9,370,041	(212,191)	4,750,785
4.05.02	Closing Balance of Cash and Cash Equivalents	11,676,019	11,676,019	1,630,778	7,974,761

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 7/1/2009 TO 9/30/2009 (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 - ASSET VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	0	0	0	0	0	0	0
5.02	Prior Years Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	0	0	0	0	0	0	0
5.04	Net Income/Loss for the Period	0	0	0	0	453,797	0	453,797
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Revenue Reserves	0	0	0	0	0	0	0
5.07	Asset Valuation Adjustments	0	0	0	0	(8,439)	1,455	(6,984)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	(8,439)	1,455	(6,984)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	98,737	(4,383)	215,026	4,383	0	313,763
5.13	Closing Balance	0	98,737	(4,383)	215,026	449,741	1,455	760,576

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2009 TO 9/30/2009 (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 - ASSET VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.02	Prior Years Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.04	Net Income/Loss for the Period	0	0	0	0	(1,535,664)	0	(1,493,598)
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Revenue Reserves	0	0	0	0	0	0	0
5.07	Asset Valuation Adjustments	0	0	0	0	15,611	(17,815)	(26,254)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(17,815)	(26,254)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	(879)	0	0	0	0	0	(879)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	328,790	(15,611)	716,028	11,826	0	1,023,017
5.13	Closing Balance	26,155,688	30,664,485	181,295	29,616,936	(1,508,227)	10,470	85,120,647

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2009	4 - 6/30/2009
1	Total Assets	130,882,160	129,392,404
1.01	Current Assets	27,197,458	24,683,343
1.01.01	Funds Available	15,623,208	13,494,063
1.01.01.01	Cash and Cash Equivalents	14,506,989	12,154,669
1.01.01.02	Restricted Cash	1,116,219	1,339,394
1.01.02	Receivables	4,352,590	4,372,579
1.01.02.01	Clients	4,352,590	4,372,579
1.01.02.01.01	Consumers and Resellers	4,352,590	4,372,579
1.01.02.02	Sundry	0	0
1.01.03	Inventories	809,283	762,968
1.01.04	Others	6,412,377	6,053,733
1.01.04.01	Loans and Financing	1,379,284	1,382,103
1.01.04.02	Return on Investments	135,473	144,229
1.01.04.03	Fuel Consumption Account	1,150,499	491,894
1.01.04.04	Sundry Debtors	688,739	619,833
1.01.04.05	Rescheduled Receivables	476,696	565,149
1.01.04.06	Deferred Tax Assets	1,611,720	1,407,331
1.01.04.07	Reimbursement Rights	159,280	279,715
1.01.04.08	Prepaid Expenses	79,119	64,509
1.01.04.09	Sundry	731,567	1,098,970
1.02	Non-current Assets	103,684,702	104,709,061
1.02.01	Long-term Receivables	20,946,023	20,836,920
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated and Similar Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Others	20,946,023	20,836,920
1.02.01.03.01	Loans and Financing	10,755,719	11,563,950
1.02.01.03.02	Rescheduled Receivables	1,592,314	1,740,433
1.02.01.03.03	Deferred Tax Assets	3,370,516	2,819,244
1.02.01.03.04	Securities	614,208	614,348
1.02.01.03.05	Escrows and Restricted Deposits	0	0
1.02.01.03.06	Nuclear Fuel Inventories	648,558	716,248
1.02.01.03.07	Advances for Future Capital Increase	4,000	4,001
1.02.01.03.08	Fuel Consumption Account	905,185	908,839
1.02.01.03.09	Reimbursement Rights	1,958,687	1,350,855
1.02.01.03.10	Sundry	1,096,836	1,119,002
1.02.02	Permanent Assets	82,738,679	83,872,141
1.02.02.01	Investments	6,506,295	6,221,477
1.02.02.01.01	In Associated and Similar Companies	6,066,605	5,573,919

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2009	4 - 6/30/2009
1.02.02.01.02	In Subsidiaries	0	0
1.02.02.01.03	Other Investments	439,690	647,558
1.02.02.02	Fixed Assets	75,722,795	77,147,681
1.02.02.03	Intangible Assets	509,589	502,983
1.02.02.04	Deferred Charges	0	0

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2009	4 - 6/30/2009
2	Total Liabilities and Shareholders' Equity	130,882,160	129,392,404
2.01	Current Liabilities	10,536,153	10,957,978
2.01.01	Loans and Financing	971,769	1,008,721
2.01.02	Debentures	0	0
2.01.03	Suppliers	2,649,580	2,494,191
2.01.04	Taxes, Fees and Contributions	1,107,493	947,194
2.01.05	Dividends Payable	223,866	232,921
2.01.06	Provisions	684,077	713,372
2.01.06.01	Provision for Contingencies	684,077	713,372
2.01.07	Payable to Related Parties	75,045	73,298
2.01.07.01	Payable to Brazilian Federal Treasury	75,045	73,298
2.01.08	Others	4,824,323	5,488,281
2.01.08.01	Compulsory Loan	77,817	78,412
2.01.08.02	Estimated Liabilities	898,419	755,699
2.01.08.03	Fuel Consumption Account	830,892	1,082,791
2.01.08.04	Supplementary Pension Plan	405,857	557,967
2.01.08.05	Advances from Clients	298,733	297,143
2.01.08.06	Regulatory Fees	617,480	684,753
2.01.08.07	Reimbursement Obligations	1,343,361	1,315,604
2.01.08.08	Sundry	351,764	715,912
2.02	Non-current Liabilities	35,017,969	33,868,254
2.02.01	Long-term Liabilities	35,017,969	33,868,254
2.02.01.01	Loans and Financing	24,735,557	23,746,850
2.02.01.01.01	Loans and Financing	17,024,755	16,244,191
2.02.01.01.02	Global Reversion Reserve	7,581,383	7,378,925
2.02.01.01.03	Compulsory Loan	129,419	123,734
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	1,933,444	2,109,316
2.02.01.03.01	Provisions for Contingencies	1,933,444	2,109,316
2.02.01.04	Debts with Related Parties	1,446,656	1,122,592
2.02.01.04.01	Payable to Brazilian Federal Treasury	1,446,656	1,122,592
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	6,902,312	6,889,496
2.02.01.06.01	Taxes and Social Contributions	1,517,797	1,496,171
2.02.01.06.02	Supplementary Pension Plan	1,128,894	1,192,305
2.02.01.06.03	Decommission Obligations	215,395	231,602
2.02.01.06.04	Advances from Clients	988,782	1,000,142
2.02.01.06.05	Fuel Consumption Account	1,709,374	1,731,629
2.02.01.06.06	Sundry	1,342,070	1,237,647
2.03	Deferred Income	0	0
2.04	Minority Interest	207,391	206,101

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2009	4 - 6/30/2009
2.05	Shareholders' Equity	85,120,647	84,360,071
2.05.01	Capital Stock	26,155,688	26,155,688
2.05.01.01	Paid-up Capital Stock	26,156,567	26,156,567
2.05.01.02	Treasury Shares	(879)	(879)
2.05.02	Capital Reserves	26,048,342	26,048,342
2.05.03	Revaluation Reserves	181,295	185,678
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Associated and Similar Companies	181,295	185,678
2.05.04	Revenue Reserves	29,616,936	29,401,910
2.05.04.01	Legal	2,037,862	2,037,862
2.05.04.02	Statutory	17,038,712	17,038,712
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profit	0	0
2.05.04.05	Profit Retention	487,476	487,476
2.05.04.06	Special Reserve for Undistributed Dividends	10,052,886	9,837,860
2.05.04.07	Other Revenue Reserves	0	0
2.05.05	Asset Valuation Adjustments	10,470	9,015
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	10,470	9,015
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	(1,508,227)	(1,957,968)
2.05.07	Advance for Future Capital Increase	4,616,143	4,517,406

09.01 - CONSOLIDATED STATEMENT OF OPERATIONS (In thousands of reais, except as otherwise indicated)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	7 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.01	Gross Revenue from Sales and/or Services	7,829,162	19,952,903	7,468,707	21,877,178
3.01.01	Electricity Operations	7,829,162	19,952,903	7,468,707	21,877,178
3.02	Gross Revenue Deductions	(572,120)	(1,716,354)	(548,073)	(1,602,925)
3.02.01	Sector Charges	(296,276)	(930,328)	(303,096)	(883,726)
3.02.02	ICMS (Value-added tax)	(275,844)	(786,026)	(244,977)	(719,199)
3.03	Net Revenue from Sales and/or Services	7,257,042	18,236,549	6,920,634	20,274,253
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	7,257,042	18,236,549	6,920,634	20,274,253
3.06	Operating Income/Expenses	(7,020,774)	(20,291,407)	(3,629,314)	(14,969,374)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(5,746,487)	(16,382,501)	(5,534,297)	(15,596,365)
3.06.02.01	Personnel, Material and Services	(1,937,212)	(4,695,579)	(1,426,624)	(3,892,446)
3.06.02.02	Depreciation and Amortization	(607,598)	(1,805,404)	(589,877)	(1,749,533)
3.06.02.03	Energy Purchased for Resale	(2,006,597)	(4,707,530)	(1,713,937)	(5,512,349)
3.06.02.04	Operating Provisions	111,323	(756,087)	(195,740)	(334,281)
	PASEP/COFINS (Public Service Employee Savings
3.06.02.05	Program/Social Security Financing Contribution)	(397,003)	(1,171,288)	(390,837)	(1,093,199)
3.06.02.06	Fuel for Electricity Production	(111,954)	(540,144)	(228,810)	(914,749)
3.06.02.07	Usage of Electricity Grid	(333,579)	(919,515)	(490,690)	(807,778)
3.06.02.08	Itaipu Income to Offset	(244,872)	(861,508)	(232,221)	(493,221)
3.06.02.09	Compensation and Refund	(273,146)	(931,230)	(265,561)	(798,809)
3.06.02.10	Others	54,151	5,784	0	0
3.06.03	Financial	(1,613,473)	(4,475,291)	1,867,254	584,530
3.06.03.01	Financial Revenues	613,071	2,056,986	2,928,946	2,945,895
3.06.03.01.01	Financial Investments	444,217	1,102,750	373,879	907,789
3.06.03.01.02	Interest, Commissions and Fees	118,213	749,619	235,196	739,924
3.06.03.01.03	Net Monetary Variations	0	55,944	0	311,743
3.06.03.01.04	Net Exchange Variations	0	0	2,272,628	855,193

09.01 - CONSOLIDATED STATEMENT OF OPERATIONS (In thousands of reais, except as otherwise indicated)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	7 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.06.03.01.05	Default Charges on Electricity Supply	50,641	148,673	47,243	131,246
3.06.03.01.06	Others	0	0	0	0
3.06.03.02	Financial Expenses	(2,226,544)	(6,532,277)	(1,061,692)	(2,361,365)
3.06.03.02.01	Debt Charges	444,981	(305,612)	(302,747)	(969,699)
3.06.03.02.02	Charges on Shareholders Compensation	(1,281,045)	(2,120,063)	(416,982)	(1,126,021)
3.06.03.02.03	Net Monetary Variations	(79,304)	0	(13,077)	0
3.06.03.02.04	Net Exchange Variations	(988,930)	(3,781,499)	0	0
3.06.03.02.05	Others	(322,246)	(325,103)	(328,886)	(265,645)
3.06.04	Other Operating Revenues	256,757	499,919	50,112	137,583
3.06.05	Other Operating Expenses	(216,394)	(670,112)	(148,348)	(712,536)
3.06.05.01	Donations and Contributions	(80,841)	(178,648)	(35,947)	(132,340)
3.06.05.02	Others	(135,553)	(491,464)	(112,401)	(580,196)
	Equity in the Earnings of Subsidiary and Associated
3.06.06	Companies	298,823	736,578	135,965	617,414
3.07	Operating Profit (Loss)	236,268	(2,054,858)	3,291,320	5,304,879
3.08	Non-Operating Income	0	0	(12,500)	(294,516)
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	(12,500)	(294,516)
3.09	Income before Taxes/Profit Sharing	236,268	(2,054,858)	3,278,820	5,010,363
3.10	Provision for Income Tax and Social Contribution	208,498	525,377	(1,198,486)	(1,952,560)
3.10.01	Provision for Income Tax	121,288	387,930	(879,535)	(1,431,921)
3.10.02	Provision for Social Contribution	87,210	137,447	(318,951)	(520,639)
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0
3.14	Minority Interest	9,031	(6,182)	33,378	40,284

09.01 - CONSOLIDATED STATEMENT OF OPERATIONS (In thousands of reais, except as otherwise indicated)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	7 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.15	Net Income/Loss for the Period	453,797	(1,535,663)	2,113,712	3,098,087
	NUMBER OF SHARES EX-TREASURY (in thousands)	1,132,319	1,132,319	1,132,357	1,132,357
	EARNINGS PER SHARE (Reais)	0.40077		1.86665	2.73596
	LOSS PER SHARE (Reais)		(1.35621)

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	7 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.01	Net Cash from Operating Activities	712,959	882,912	5,352,771	8,559,903
4.01.01	Cash Generated in Operations	1,786,872	3,437,479	5,949,717	9,827,094
4.01.01.01	Income before Income Tax and Social Contribution	236,268	(2,054,860)	3,877,671	5,010,363
4.01.01.02	Depreciation and Amortization	603,180	1,806,380	559,357	1,710,296
4.01.01.03	Net Monetary and Exchange Variation	(64,737)	(1,107,520)	186,599	396,241
4.01.01.04	Financial Charges	(34,959)	202,482	(930,010)	(778,624)
	Equity in the Earnings of Subsidiary and Associated
4.01.01.05	Companies	(202,188)	(497,554)	(83,683)	(6,759)
4.01.01.06	Provision for Unsecured Liabilities	19,754	15,303	20,314	(559,697)
4.01.01.07	Provision for Deferred Taxes	(58,723)	450,901	54,166	(319,772)
4.01.01.08	Allowance for Doubtful Accounts	197,978	516,635	22,034	339,576
4.01.01.09	Provision for Contingencies	(87,874)	306,391	159,590	374,975
4.01.01.10	Provision for Supplementary Pension Plan	58,280	61,946	44,761	57,895
4.01.01.11	Provision for Assets Impairment	(28,269)	0	0	264,915
4.01.01.12	Global Reversion Reserve Charges	225,606	398,652	82,534	241,467
4.01.01.13	Regulatory Asset/Liability	(294,857)	743,920	(509,446)	(821,417)
4.01.01.14	Minority interest in income	0	(15,213)	0	(10,367)
4.01.01.15	Financial Charges on Shareholders' Equity	1,137,889	1,873,701	1,358,870	2,020,672
4.01.01.16	Itaipu Income to offset	0	616,636	0	261,000
4.01.01.17	Loss/Gain on Asset Disposals	(9,157)	26,225	3,234	776,645
4.01.01.18	Others	88,681	93,454	1,103,726	869,685
4.01.02	Variation in Assets and Liabilities	(707,596)	(699,707)	41,011	103,432
4.01.02.01	Restricted Cash	223,175	(381,833)	303,991	62,392
4.01.02.02	Consumers and Resellers	19,989	(11,131)	(917,718)	(378,202)
4.01.02.03	Fuel Consumption Account	(658,606)	(595,751)	256,154	(158,570)
4.01.02.04	Deferred Tax Assets	(204,389)	470,130	(317,087)	200,608
4.01.02.05	Reimbursement Rights	120,435	357,486	50,103	179,460
4.01.02.06	Sundry Debtors	(68,906)	(310,860)	(169,486)	(422,837)

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	7 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.01.02.07	Inventory	(46,315)	(49,319)	(88,758)	(126,285)
4.01.02.08	Prepaid Expenses	(14,610)	(2,245)	(262,139)	(268,687)
4.01.02.09	Compulsory Loan	(595)	(7,388)	(1,285)	(5,336)
4.01.02.10	Suppliers	155,389	55,014	301,022	33,090
4.01.02.11	Advances from Clients	1,590	245,574	779	22,587
4.01.02.12	Taxes and Social Contributions	160,299	(968,233)	438,131	227,286
4.01.02.13	Fuel Consumption Account	(251,899)	160,410	(232,322)	148,554
4.01.02.14	Estimated Liabilities	142,720	347,846	135,518	138,846
4.01.02.15	Reimbursement Liabilities	27,757	420,017	360,021	531,377
4.01.02.16	Research and Development	0	0	0	0
4.01.02.17	Regulatory Fees	(67,273)	(90,805)	119,988	104,491
4.01.02.18	Others	(246,357)	(338,619)	64,099	(185,342)
4.01.03	Others	(366,317)	(1,854,860)	(637,957)	(1,370,623)
4.01.03.01	Payment of Financial Charges	(224,503)	(838,042)	(321,414)	(763,522)
4.01.03.02	Payment of Global Reversion Reserve Charges	(231,696)	(700,984)	(47,723)	(144,274)
4.01.03.03	Receipt of Financial Income	5,195	569,396	20,095	347,795
4.01.03.04	Payment of Income Tax and Social Contribution	78,556	(629,310)	(313,037)	(776,146)
4.01.03.05	Judicial deposits	6,131	(255,920)	24,122	(34,476)
4.02	Net Cash from Investment Activities	(610,115)	(166,446)	(4,517,554)	(5,441,559)
4.02.01	Receipt of Loans and Financing Granted	1,212,393	3,099,875	(1,178,472)	209,697
4.02.02	Renegotiated Energy Credits Received	29,218	486,775	54,631	256,089
4.02.03	Acquisition of Fixed Assets	(1,398,733)	(3,303,695)	(1,000,585)	(2,891,095)
4.02.04	Acquisition of Intangible Assets	(49,868)	(160,872)	(8,199)	(11,554)
4.02.05	Acquisition/Transfer of Investments	(180,779)	(644,770)	(310,235)	(613,229)
4.02.06	Receipt of Return on Investment	75,980	800,889	20,506	148,626
4.02.07	Loans and Financing Granted	(256,051)	(455,936)	(2,229,100)	(2,543,713)
4.02.08	Others	(42,275)	11,288	133,900	3,620

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	7 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
4.03	Net Cash from Financing Activities	2,249,476	958,523	1,337,066	545,300
4.03.01	Long-term Loans and Financing Obtained	2,227,559	2,509,049	1,689,902	2,392,006
4.03.02	Payment of Loans and Financing - Principal	(108,395)	(725,501)	(174,259)	(675,408)
4.03.03	Payment of Shareholders' Compensation	(102,957)	(1,104,694)	(7,323)	(718,277)
	Payment of Refinancing - Taxes and Contributions
4.03.04	Principal	(24,971)	(74,847)	(22,133)	(62,119)
4.03.05	Compulsory Loan and Global Reversion Reserve	319,259	685,487	74,696	(88,551)
4.03.06	Others	(61,019)	(330,971)	(223,817)	(302,351)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	2,352,320	1,674,989	2,172,283	3,663,644
4.05.01	Opening Balance of Cash and Cash Equivalents	12,154,669	12,832,000	8,963,725	7,472,364
4.05.02	Closing Balance of Cash and Cash Equivalents	14,506,989	14,506,989	11,136,008	11,136,008

11.01 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 7/1/2009 TO 9/30/2009 (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 - ASSET VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	0	0	0	0	0	0	0
5.02	Prior Years Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	0	0	0	0	0	0	0
5.04	Net Income/Loss for the Period	0	0	0	0	453,797	0	453,797
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Revenue Reserves	0	0	0	0	0	0	0
5.07	Asset Valuation Adjustments	0	0	0	0	(8,439)	1,455	(6,984)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	(8,439)	1,455	(6,984)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	98,737	(4,383)	215,026	4,383	0	313,763
5.13	Closing Balance	0	98,737	(4,383)	215,026	449,741	1,455	760,576

11.02 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2009 TO 9/30/2009 (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 - ASSET VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.02	Prior Years Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.04	Net Income/Loss for the Period	0	0	0	0	(1,493,598)	0	(1,493,598)
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Revenue Reserves	0	0	0	0	0	0	0
5.07	Asset Valuation Adjustments	0	0	0	0	(8,439)	(17,815)	(26,254)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	(8,439)	(17,815)	(26,254)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	(879)	0	0	0	0	0	(879)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	328,790	(15,611)	716,028	(6,190)	0	1,023,017
5.13	Closing Balance	26,155,688	30,664,485	181,295	29,616,936	(1,508,227)	10,470	85,120,647

00243-7	CENTRAIS ELET BRASILEIRAS S.A.

00.001.180/0001-26

06.01 – NOTES TO THE FINANCIAL STATEMENT

NOTE 1 - PRESENTATION OF THE QUARTERLY INFORMATION

The Quarterly Information (parent company and consolidated) is the responsibility of the Company's Management and has been reported in accordance with the accounting practices adopted in Brazil, the Brazilian Corporation Law - Law No. 6404/1976 and subsequent amendments, in addition to the rules and additional provisions enacted by the Brazilian Committee on Accounting Pronouncements (CPC), Federal Accounting Council (CFC), Brazilian Securities Commission (CVM) and the Brazilian Electricity Regulatory Agency (ANEEL).

The accounting practices adopted are the same outlined in the Financial Statements of December 31, 2008.

The estimate of effects on net income for the period and shareholders' equity as a result of the new accounting practices, as if they had been adopted in September 2008, is as follows:

ESTIMATE OF EFFECTS OF LAW 11,638/07 AND PROVISIONAL MEASURE
449/08 AS OF SEPTEMBER 30, 2009	PARENT COMPANY

	Net	Shareholders'

	Income	Equity

Balance as per previous accounting practice - Law 6404/1976 (published)	3,098,088	84,341,405

Adjustments of effects deriving from the first-time adoption of Law No. 11638/2007 and Provisional Measure 449/2008:
Parent Company:
	5,830	(763,381)

- Deferred expenses related to studies and projects written-off	-	(294,460)
- IR/CSSL temporary differences	-	100,116
- Present value adjustment of Founders' Shares	5,830	(569,037)

Balance as per current accounting practice	3,103,918	83,578,024

NOTE 2 - CONSOLIDATION PROCEDURES

I) The Quarterly Information - ITRs (parent company and consolidated) reflects the balances of assets and liabilities on September 30, 2009 and June 30, 2009, and operations for the periods ended September 30, 2009 and 2008 of the parent company, direct and indirect subsidiaries, and jointly-controlled subsidiaries. The quarterly information prepared with a functional currency different from the parent company is translated into the reporting currency in Brazil, for the purposes of equity accounting and consolidation of the financial statements and include the following companies, besides ELETROBRÁS:

	ELETROBRÁS INTEREST

	2009

	Direct	Indirect

FURNAS	99.54%	-
CHESF	99.45%	-
ELETROSUL	99.71%	-
ELETRONORTE	99.03%	-
ELETRONUCLEAR	99.81%	-
ITAIPU BINACIONAL (*)	50.00%	-
CGTEE	99.94%	-
ELETROPAR	81.61%	-
CERON	99.96%	-
CEAL	75.16%	-
CEPISA	98.56%	-
ELETROACRE	93.29%	-
AMAZONAS ENERGIA (**)	100.00%	-
BOA VISTA ENERGIA (***)	-	100.00%
SC ENERGIA(****)	-	100.00%
RS ENERGIA(****)	-	100.00%
CONSÓRCIO CRUZEIRO DO SUL ENERGÉTICA(*****)	-	49.00%
FIDC FURNAS I (******)	-	100.00%
FIDC FURNAS II (******)	-	100.00%

(*) - Subsidiary jointly-controlled with ANDE (Paraguay).
(**) - Formerly MANAUS ENERGIA.
(***) - Indirect interest by means of ELETRONORTE.
(****) - Indirect interest by means of ELETROSUL.
(*****) - Indirect interest by means of ELETROSUL and ELETRONORTE.
(******) - Indirect interest by means of FURNAS.

II) We present below the main consolidation practices adopted:

a) Elimination of investor's investment in investees and corresponding entry to its interest in respective shareholders' equity.

b) Elimination of intercompany balances receivable and payable.

c) Elimination of intercompany revenues and expenses.

d) Participation of minority shareholders in consolidated investees is highlighted in consolidated non-current liabilities and net income.

e) In view of the non-existence of unrealized income in intercompany operations, the net income (loss) and shareholders' equity of the parent company are equal to the consolidated result.

III) Consolidation procedures of jointly-controlled subsidiary ITAIPU Binacional

a) The Financial Statements of ITAIPU Binacional are originally prepared in U.S. dollars (functional currency). The assets and liabilities were translated into reais at the exchange rate on September 30, 2009 - US$1.00 - R$1.7781, published by the Brazilian Central Bank (June 30, 2009 - US$1.00 - R$ 1.9516), and income accounts by the monthly average rate.

b) The income to offset from ITAIPU Binacional is shown in the consolidated fixed assets.

c) The interest on capital paid by ITAIPU Binacional is recorded as income of the parent company and eliminated on consolidation; and

d) All the income generated by ITAIPU Binacional in the consolidation is eliminated through the item Income Offset from ITAIPU Binacional.

For analysis purposes only, below are the summary of the Balance Sheet and the Statement of Operations for the period, excluding the effects of the proportional consolidation of ITAIPU Binacional. The information aims at presenting to shareholders and capital market analysts the effect ITAIPU Binacional's Financial Statements has on the consolidated statements of the ELETROBRÁS System, given its particularities, and these should not be taken, under any circumstance, to be the Consolidated Financial Statements of the ELETROBRÁS System.

CONSOLIDATED BALANCE SHEET
(merely informative)
(In thousands of reais)

	09/30/2009

	EXCLUDING	INCLUDING
ASSETS	ITAIPU	ITAIPU

CURRENT
Consumers and resellers	4,312,691	4,352,590
Financing and loans	1,406,950	1,379,284
Others	20,997,606	21,465,585

	26,717,246	27,197,459

NON-CURRENT
LONG-TERM ASSETS
Financing and loans	17,464,684	10,755,719
Others	10,019,877	10,190,304

	27,484,561	20,946,023

INVESTMENTS	6,595,200	6,506,295
FIXED AND INTANGIBLE ASSETS	60,219,452	76,232,383
	66,814,652	82,738,679

TOTAL ASSETS	121,016,460	130,882,160

	09/30/2009

	EXCLUDING	INCLUDING
LIABILITIES AND SHAREHOLDERS' EQUITY	ITAIPU	ITAIPU

CURRENT
Financing and loans	627,625	971,769
Suppliers	3,185,533	2,649,580
Others	6,416,196	6,914,803

	10,229,354	10,536,153

NON-CURRENT
Financing and loans	8,000,369	17,024,755
Others	17,458,701	17,993,215

	25,459,068	35,017,970

MINORITY INTEREST	207,391	207,391
SHAREHOLDERS' EQUITY	85,120,645	85,120,645
	85,328,036	85,328,036

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	121,016,460	130,882,160

CONSOLIDATED STATEMENT OF OPERATIONS
(merely informative)
(In thousands of reais)

	09/30/2009

	EXCLUDING	INCLUDING
	ITAIPU	ITAIPU

OPERATING REVENUES
Electricity operations	19,803,743	19,952,903
Deductions	(1,716,354)	(1,716,354)
Others	499,919	499,919

	18,587,307	18,736,467

OPERATING EXPENSES
Energy purchased for resale	(7,191,527)	(4,707,530)
Depreciation and amortization	(1,805,404)	(1,805,404)
Income offset from Itaipu	-	(861,508)
Others	(8,733,483)	(9,683,955)

	(17,730,413)	(17,058,397)

OPERATING RESULT BEFORE FINANCIAL RESULT	856,894	1,678,071

FINANCIAL RESULT	(3,650,089)	(4,503,236)

EQUITY INTEREST RESULTS	736,578	764,523

OTHER REVENUES AND EXPENSES	1,759	5,784

LOSS BEFORE CSLL AND IRPJ	(2,054,858)	(2,054,858)

CSLL AND IRPJ	525,377	525,377

LOSS BEFORE PROFIT SHARING	(1,529,481)	(1,529,481)

Minority interest	(6,182)	(6,182)

NET INCOME (LOSS)	(1,535,662)	(1,535,662)

Net income (loss) per 1,000 shares	(R$1.36)	(R$1.36)

NOTE 3 - CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

	In thousands of reais

	Parent Company		Consolidated

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

I - Cash and cash equivalents
Cash and banks	39,174	34,771	162,414	266,469
Financial investments	11,636,845	9,357,504	14,344,575	11,888,199

	11,676,019	9,392,275	14,506,989	12,154,668

II - Restricted cash
CCC (fuel consumption account)	205,050	534,932	205,050	534,932
Trading of ITAIPU's electricity	97,839	65,188	97,839	65,188
PROINFA	813,330	739,274	813,330	739,275

	1,116,219	1,339,394	1,116,219	1,339,395

	12,792,238	10,731,669	15,623,208	13,494,063

The cash and cash equivalents are held with Banco do Brasil S.A., according to specific laws for mixed capital corporations under federal government control, enacted by Decree-law 1290 of December 3, 1973, and amendments from Resolution 2,917 of December 19, 2001 of the Brazilian Central Bank, which set forth new mechanisms for companies under indirect federal administration.

The short-term financial investments, with high liquidity, are extra-market funds whose return goal is based on the SELIC average rate.

NOTE 4 - MARKETABLE SECURITIES

ELETROBRÁS and its subsidiaries classify securities as held to maturity, based on the management strategies for these assets.

The securities held to maturity are recorded at the acquisition cost, plus interest and monetary adjustments, with a contra-entry to income.

In addition, CFT-E1 notes and investment certificates deriving from FINOR (Northeast Investment Fund) and FINAM (Amazon Investment Fund) tax incentives reported in line "Others" are adjusted by provisions for losses upon their realization, and therefore, are shown net:

	In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

NON-CURRENT
CFT-E1	205,144	204,410	205,144	204,410
NTN-P	143,211	140,958	146,848	144,553
Partnership income	161,416	165,981	161,416	165,981
Founders' shares	96,526	94,584	96,526	94,584
Others	4,132	4,678	4,274	4,820

	610,429	610,611	614,208	614,348

a) PARTNERSHIP INCOME - This refers to income deriving from partnership investments (see Note 16), corresponding to an average remuneration equivalent to the IGP-M variation plus interest of 12% to 13% per annum (p.a.) on the capital invested, as shown below:

	In thousands of reais

	PARENT COMPANY AND CONSOLIDATED

	09/30/2009	06/30/2009

EATE	43,967	45,406
TANGARÁ	70,745	68,483
ELEJOR	11,113	17,271
Others	35,591	34,821

	161,416	165,981

b) FOUNDERS' SHARES - shares acquired as a result of the restructuring of ELETROBRÁS' investment in INVESTCO S.A. These assets assure annual income equivalent to 10% of the companies' profit (mentioned below), paid together with the dividends, and will be redeemed on maturity expected for October 2032, by converting them into preferred shares of these companies, as follows:

	In thousands of reais

	PARENT COMPANY AND CONSOLIDATED

	09/30/2009	06/30/2009

PAULISTA LAJEADO	49,975	49,975
LAJEADO ENERGIA	266,798	266,798
EDP LAJEADO	184,577	184,577
CEB LAJEADO	151,225	151,225

Face value	652,575	652,575
Adjustment to present value	(556,049)	(557,992)

Present value	96,526	94,584

According to Law No. 11638/2007, these shares are now valued at their present value, in compliance with CVM Resolution 564/2008 which approved the accounting pronouncement CPC-12.

NOTE 5 - ELECTRICITY CONSUMERS AND RESELLERS

I - The amounts receivable from electricity consumers and resellers are shown at their probable value of realization as detailed in Exhibit I of these notes and include the Regulatory Asset described in Note 10.

II - Electricity trading - ITAIPU Binacional

The Law No. 10438 of April 26, 2002, attributed to ELETROBRÁS the responsibility for the acquisition of all electricity generated by ITAIPU to be consumed in Brazil, and for the trading of this electricity.

Therefore, in the third quarter of 2009, the equivalent of 22,098 GWh was sold, the energy supply tariff (purchase) practiced by ITAIPU was US$22.60/kW and the sale tariff was US$25.03/kW.

The results from the trading of ITAIPU's electricity, in accordance with Decree 4550 of December 27, 2002, observing the amendments introduced by Decree 6265 of November 22, 2007, are destined as follows (see Note 10):

a) if positive, it will be allocated, by means of prorating to the individual consumer, through a bonus credit in the consumers' electricity bills of the Brazilian Interconnected Electric System, for the residential and rural classes with monthly consumption lower than 350 kWh.

b) if negative, it is incorporated by ANEEL in the calculation of the sale tariff of electricity contracted in the year subsequent to the formation of the result.

In the third quarter of 2009, the activity had a deficit of R$23,081 thousand in the year, and the resulting obligation is included in the item "Reimbursement Obligations".

III - Electricity trading - PROINFA

The electricity trading within the scope of PROINFA (Brazilian Renewable Energy Incentive Program) generated a positive net result in the third quarter of 2009 of R$116,316 thousand (third quarter - R$187,559 thousand), not causing any impact on the loss for the period of ELETROBRÁS. This amount was included under the item "Reimbursement Obligations".

IV - Operations at the Electricity Trading Chamber - CCEE

The amounts related to the operations practiced within the scope of CCEE are recorded based on information made available by the Chamber.

V - Allowance for doubtful accounts

The Company establishes and maintains allowances, in compliance with ANEEL rules, based on the analysis of amounts included in the overdue accounts receivable and the history of losses, the amount of which is deemed by the Company's Management as sufficient to cover losses on the realization of these assets. The balance on September 30, 2009 is R$1,694,503 thousand (June 30, 2009 - R$1,647,881 thousand), as follows:

	In thousands of reais

	CONSOLIDATED

	09/30/2009	06/30/2009

RTE - Extraordinary Tariff Adjustment (Free Energy - Loss of Revenue and
Portion A)	10,509	10,466

Consumers and Resellers
Companhia Energética do Amapá	682,183	640,546
Others	191,019	214,276

	873,202	854,822

Distributors’ Consumers	517,232	489,033

CCEE (Electricity Trading Chamber) - Short-term Energy	293,560	293,560

	1,694,503	1,647,881

For tax purposes, the surplus provision established in relation to the provisions of Law No. 9430/1996 has been added to the taxable income for the purposes of Income Tax - IRPJ and also the calculation basis of Social Contribution on Net Income - CSLL.

NOTE 6 - FINANCING AND LOANS GRANTED

Pursuant to CPC 14 - financial instruments, the financing and loans granted are classified as financial assets, with the intention of being held to maturity. These financings and loans (see Exhibit II) and the respective charges are appropriated up to the balance sheet date and are restated according to the contractual monetary adjustment or foreign exchange rates.

The financing and loans granted are made with ELETROBRÁS's own funds, in addition to sector funds, foreign funds obtained by means of international development agencies, financial institutions, as well as those deriving from the offering of securities on the international financial market.

All the financing and loans are supported by formal agreements executed with borrowers. The amounts receivable are mostly repayable in monthly installments, within a ten-(10) year average term, and the average interest rate weighted by the portfolio balance is 9.57% p.a.

The financing and loans granted with a currency adjustment clause, accounted for nearly 41% of the total portfolio. Those providing for adjustment based on indexes that represent domestic price-levels account for 27% of the portfolio balance.

I - Credits with AES-ELETROPAULO - Lawsuit

ELETROBRÁS Management will proceed with the execution process and, supported by its legal counsels' opinion, considers the realization of the credit as practically certain.

These credits, on September 30, 2009, amounted to R$392,086 thousand (June 30, 2009 - R$393,115 thousand), based on the original conditions of agreements with ELETROPAULO, recorded in the books, which if adjusted by the indexes practiced by the courts amount to R$1,152,357 thousand (June 30, 2009 - R$1,125,735 thousand). The Company's Management, in a prudent and conservative manner, does not record the amount of the adjustment based on criteria different from those contractually agreed upon, electing to wait for the execution process.

II - Allowance for Doubtful Accounts

The Company recognizes allowances for doubtful accounts of R$181,706 thousand (June 30, 2009 - R$179,496 thousand) corresponding to the principal and the servicing of the debt of defaulting companies. The amount of the provision is deemed as sufficient by the Company's Management to cover losses with these assets, based on the portfolio trend analysis.

NOTE 7 - RESCHEDULED RECEIVABLES

	In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

CURRENT
CEB	-	9,405	-	9,405
CELG	44,369	48,697	65,916	71,298
AES-SUL	8,020	9,797	8,020	9,797
CEMAT	-	-	-	5,995
States debt rollover	-	-	143,611	137,829
National Treasury	-	-	124,061	120,234
Distribution companies’ clients	-	-	132,205	125,619
Others	12	14	2,883	84,973

	52,401	67,912	476,696	565,149

NON-CURRENT
CELG	113,205	136,455	350,239	390,425
AES-SUL	9,620	11,500	9,620	11,500
States debt rollover	-	-	504,867	519,000
National Treasury	-	-	416,850	431,987
Distribution companies’ clients	-	-	186,221	182,212
Others	10	11	124,518	205,309

	122,835	147,966	1,592,314	1,740,433

	175,236	215,878	2,069,011	2,305,583

The renegotiated credits are formalized by means of agreements for payment of the accumulated debt in installments by the debtors, and bear interest rates and monetary adjustments compatible with market conditions, with fixed terms for the repayment of the principal and charges and are deemed as recoverable by the Company's Management.

NOTE 8 - RETURN ON INVESTMENTS

The amounts below refer to dividends and interest on capital receivable, net of withholding income tax where applicable, and deriving from permanent investments held by ELETROBRÁS.

	In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

FURNAS	270,982	265,186	-	-
ELETRONUCLEAR	11,188	30,301	-	-
CEMAR	1,358	236	1,358	236
CTEEP	121,992	62,206	121,992	62,206
Others	11,065	75,471	12,123	81,787

	416,585	433,400	135,473	144,229

NOTE 9 - DEFERRED TAX ASSETS AND RECOVERABLE TAXES

	In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

CURRENT ASSETS
Withholding income tax	678,633	422,174	592,122	496,225
Advances of IRPJ and CSLL	296,209	286,322	656,279	563,523
Negative base CSLL	-	-	-	8,912
IRPJ/CSLL temporary differences	-	-	28,683	42,037
PASEP/COFINS to be offset	23,588	13,940	80,151	80,270
Recoverable ICMS (State VAT)	-	-	32,101	22,204
Others		124,000	222,384	194,159

	998,430	846,436	1,611,720	1,407,330

The tax credits above will be offset upon the submission of the Corporate Income Tax Return - DIPJ/2010 (related to the calendar year 2009), against IRPJ and CSLL liabilities (see Note 21).

	In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

NON-CURRENT ASSETS
Recoverable ICMS	-	-	902,517	843,312
IRJP/CSLL temporary differences	-	-	209,814	122,788
Provision for contingencies	458,292	458,291	613,678	691,482
Allowance for doubtful accounts	70,956	70,169	253,531	190,591
Provision for adjustment to market value	134,971	134,924	134,924	135,202
Adjustment of Law 33638/2007 - RTT	102,077	102,077	102,077	102,077
PIS/COFINS	-	-	506,054	530,727
Others	572,676	165,591	647,921	203,065

	1,338,972	931,052	3,370,516	2,819,244

The Deferred Tax Assets deriving from temporary differences in the calculation basis of IRPJ and CSLL, will be utilized as the events that gave rise thereto take place.

Considering the history of profitability of the Company, as well as the expectation of generating taxable income over the coming years, the recognition of these assets is based on the realization capacity of the deferred tax asset recorded, identified with future trend analysis, supported by a technical study prepared based on in-house assumptions and macroeconomic, business and tax scenarios that may change in the future.

In view of the nature of the tax credits, the expectation is they will be realized over the next five to eight years, upon the occurrence of the corresponding triggering events.

The Directive Release 2775/2008 - SFF/ANEEL of December 24, 2008, regulates among other issues inherent to the closing of the 2008 Financial Statements of electricity public utility concessionaires, the refund to the Fuel Consumption Account - CCC of amounts corresponding to PIS/PASEP and COFINS credits taken on the fuel acquired for electricity generation under the non-cumulative system between 2004 and 2008.

The management of the subsidiary Amazonas Energia until 2007 understood that the fuel acquired for electricity generation purposes subsidized by CCC was not entitled to PIS/PASEP and COFINS credits. In view of the new facts, the subsidiary's management, supported by its legal counsels' opinion, recognized the credit over all the company's fuel oil acquisitions during the period determined by ANEEL, computing a tax credit of R$498,171 thousand and recognizing this in non-current assets, observing the assessment period of the past five years.

The utilization of recognized tax credits is subject to future operations that originate taxes payable which, according to the subsidiary's management's opinion, will occur even under the assumption of replacement of fuel oil with natural gas as input in the electricity generation.

Nevertheless, in order to avoid eventual risks of losing these credits, supported by Law Nos. 10637/2002 and 10833/2003 under the statute of limitations, the subsidiary's management guided by its legal counsels filed at court a lawsuit against the federal government to suspend the statute of limitation period.

The corresponding CCC debts related to ICMS are recognized at their original values and in the ratio provided for by Law No. 8631/1993. Those related to PIS/PASEP and COFINS were computed observing the limits that exceed the percentage set forth in Law No. 8631/1993, however, ANEEL understands via Technical Note No. 359/08 - SFF/ANEEL of August 11, 2008 that refund occurs by the total recoverable amount.

The subsidiary management supported by its legal counsels pleaded at court the suspension of effects of said regulatory authority's resolutions, especially ANEEL Resolutions Nos. 432/2007 and ANEEL 303/2008 and the Directive Release 2775/2008 - SFF/ANEEL, which has its effects suspended.

On July 29, 2009, Provisional Measure 466 was issued, referring to the electricity services in isolated systems. ELETROBRÁS' Management is awaiting the regulation of this legal instrument by the executive branch, and it is not possible to accurately measure the effects of this Measure on the Company's quarterly information.

NOTE 10 - REGULATORY ASSET

I - Electricity Sector General Agreement

The Brazilian electricity sector was subject to the Electricity Consumption Rationing Emergency Program, managed by the Electricity Crisis Management Chamber created by the federal government to administer demand adjustment programs, coordinate actions to increase energy supply and implement emergency measures during the electricity rationing period effective between June 1, 2001 and February 28, 2002.

The Law No. 10438/2002 formalized the legal instruments to implement the Electricity Sector General Agreement deriving from the rationing program and authorized ANEEL to implement the Extraordinary Tariff Adjustment - RTE that aims at recovering the financial impacts to which the companies comprising the Brazilian Interconnected Electric System were subject.

In this scenario, the electricity generation companies recognized the free energy-related credits, loss of revenue and portion A realizable according to the Electricity General Agreement, via collection of RTE from final consumers and deadline established by ANEEL, which varies according to each distribution company.

Free energy losses unbilled by distribution companies in 3Q09 were recognized, amounted to R$24 thousand, recorded under Losses on the realization of assets, in the Operating Expenses group.

The net residual values recorded as regulatory assets deriving from the Electricity Sector General Agreement are included in the Consumers and Resellers account (see Exhibit I) as follows:

In thousands of reais

CONSOLIDATED

RTE - Portion A, Free Energy and Generation Refund
Balance at December 31, 2008	97,877
(-) Losses	(546)
(-) Realized	(9,353)

Unrealized balance at September 30, 2009	87,978

Allowance for Doubtful Accounts
Balance at December 31, 2008	(66,998)
(+) Reversal	2,092
(-) Increase	(4,345)

(69,251)

Unrealized balance at September 30, 2009	18,727

II - Trading of Itaipu Binacional's electricity

Supported by Law No. 11480/2007, the adjustment factor was removed from the financial agreements executed with ITAIPU Binacional and from the credit assignment agreement executed with the National Treasury as of 2007, while guaranteeing full maintenance of ELETROBRÁS receivables flow.

As a result, the Decree 6265 of November 22, 2007 was enacted with a view to regulating the trading of ITAIPU Binacional's electricity, defining the factor to be applied in the sale tariff, creating a Regulatory Asset related to the factor annually verified, corresponding to the annual adjustment factor removed from financing to be annually included in the sale tariff as from 2008.

Therefore, as from 2008 the factor deriving from the removal of the annual adjustment factor will be included in the sale tariff of power generated by ITAIPU Binacional, whose amounts are annually defined by means of a joint ministerial ordinance of the Ministries of Finance and of Mines and Energy. The sale tariff effective in 2009 includes the amount corresponding to US$214,989 thousand, ratified by the ordinance MME/MF 398/2008.

The balance of Regulatory Asset deriving from the trading of ITAIPU Binacional's electricity represented by the item Reimbursement Rights, under Non-current Assets amounts to R$1,958,687 thousand corresponding to US$1,101,562 thousand.

The methodology to compute the Regulatory Asset was regulated by the joint ministerial ordinance MME/MF 313/2007 of December 11, 2007.

NOTE 11 - NUCLEAR FUEL INVENTORY

The nuclear fuel used in the thermonuclear power plants Angra I and Angra II is made of elements manufactured with metallic components and uranium tablets.

Initially, the uranium ore and services necessary for its manufacturing are acquired and classified in Non-current assets - long-term receivables in the account "Nuclear Fuel Inventory". After concluding the manufacturing process, the portion related to the consumption estimated for the 12 subsequent months is reclassified into current assets, under "Inventory". On September 30, 2009, the amount corresponding to this portion is R$362,943 thousand (June 30, 2009 - R$319,973 thousand).

The monthly recognition in operating expenses occurs proportionally, considering the monthly energy effectively generated in relation to the total energy estimated for each fuel element and the Company makes periodic inventories and assessments of nuclear fuel elements which have undergone the electricity generation process and are stored at the used fuel warehouse.

Below is the breakdown on September 30, 2009 of the long-term nuclear fuel inventory for the operations of the thermonuclear power plants Angra I and UTN Angra II:

	In thousands of reais

	CONSOLIDATED

	09/30/2009	06/30/2009

NON-CURRENT
Nuclear Fuel Inventory
Uranium concentrate	45,323	111,949
Ready elements	314,390	161,424
Storehouse supplies	261,171	267,698
In progress - nuclear fuel	27,674	175,177

	648,558	716,248

NOTE 12 - ADVANCES FOR FUTURE CAPITAL INCREASE

ELETROBRÁS records under non-current assets the amounts corresponding to advances for the future capital increase in the following investees:

	In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Subsidiaries
FURNAS	31,154	31,154	-	-
CHESF	294,397	294,397	-	-
ELETROSUL	430,144	332,643	-	-
ELETROPAR	62,285	62,285	-	-
	129,960
CEAL		147,498
	91,134
ELETROACRE		87,830

	1,039,073	955,806	-	-

Other investments	4,001	4,001	4,001	4,001

	1,043,073	959,807	4,001	4,001

NOTE 13 – INVESTMENTS

	In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Equity Accounting

A) Subsidiaries (Exhibit III)	40,281,639	40,082,589	-	-

B) Associated Companies

CELPA	405,523	348,484	405,523	348,484
CEEE-GT (b)	172,228	167,051	172,228	167,051
CEMAT	505,615	474,866	505,615	474,866
EMAE	321,198	321,198	332,887	321,198
CTEEP	1,587,391	1,539,657	1,616,784	1,539,657
CEMAR	274,916	245,751	274,916	245,751
CEEE-D	-	3,819	-	3,819
INAMBARI(b)	6,174	6,174	10,290	6,174
CEB LAJEADO(b)	72,217	65,660	72,217	65,660
EDP LAJEADO(b)	110,983	103,771	110,983	103,771
PAULISTA LAJEADO(b)	23,381	23,381	23,381	23,381
REDE LAJEADO(b)	233,069	219,806	233,069	219,806
ENERPEIXE	-	-	453,255	442,299
STN	-	-	115,473	118,119
ARTEMIS (b)	-	-	72,717	72,728
UIRAPURU (b)	-	-	23,184	22,119
ETAU	-	-	15,980	14,907
TRANSLESTE(b)	-	-	14,380	13,615
TRANSIRAPÉ(b)	-	-	7,197	6,822
TRANSUDESTE(b)	-	-	9,889	9,462
CENTROESTE DE MINAS(b)	-	-	11,511	6,885
CHAPECOENSE(b)	-	-	240,681	240,676
INTESA (a)(b)	-	-	95,127	93,079
AMAZONIA - AETE(b)	-	-	28,239	27,658
ENERGÉTICA ÁGUAS DA PEDRA S/A(b)	-	-	123,554	123,970
SERRA DO FACÃO ENERGIA S.A. (a)(b)	-	-	177,934	177,934
RETIRO BAIXO(b)	-	-	86,690	67,188
BAGUARI(b)	-	-	77,470	72,461
BRASNORTE(b)	-	-	89,009	50,850
AMAPARI(b)	-	-	38,060	40,674

	In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

PORTO VELHO TRANSMISSORA DE ENERGIA	-	-	18,380	18,380
ESTAÇÃO TRANSMISSORA DE ENERGIA S.A.	-	-	48,402	48,401
ENERGIA SUSTENTÁVEL	-	-	353,084	346,776
Others	-	-	45,015	39,298

	3,712,694	3,519,618	5,903,123	5,573,919
Acquisition cost

GUASCOR	3,300	3,300	3,300	3,300
ITIQUIRA	-	-	-	-
CDSA	11,801	11,801	11,801	11,801
CELESC	28,241	28,241	28,241	28,241
CESP	269,279	269,679	269,279	269,679
COELCE	15,328	15,328	15,328	15,328
SAELPA	11,272	11,272	11,272	11,272
AES TIETÊ	23,046	23,046	23,046	23,046
EATE	13,795	14,719	13,795	14,719
TANGARA	21,738	21,738	21,738	21,738
ELEJOR	6,031	9,760	6,031	9,760
Other investments	35,859	35,557	199,341	198,186

	439,690	444,441	603,172	607,070

	44,434,023	44,046,648	6,506,295	6,221,477

(a) Quarterly Information reviewed by the same independent public accountants.
(b) Review report of independent public accountants related to the Quarterly Information not available up to the closing date of this Financial Information.

ELETROBRÁS is the defendant in several lawsuits filed at court and in various stages of judgment (see Note 27), for which assets representing 5.99% of the total investments portfolio were offered as guarantee in appeals to these lawsuits, as follows:

	In thousands of reais		In thousands of reais

Investments	Amount of investment	Blocked percentage	Blocked investment

CTEEP	1,587,391	89.80%	1,425,477
EMAE	321,198	100.00%	321,198
CESP	269,679	95.82%	258,406
AES TIETE	23,046	89.22%	20,562
COELCE	15,328	100.00%	15,328
DUKE	3,344	62.48%	2,089
CEMAT	505,615	86.64%	438,065
CEB	3,528	50.00%	1,764
CELPA	405,523	5.31%	21,533
CELPE	4,689	71.43%	3,349
CELESC	28,241	15.24%	4,304
CEEE-GT	172,228	87.39%	150,510

Total	3,339,810		2,662,585

Other Investments	41,094,213		-

	44,434,023	5.99%	2,662,585

Over the past years, ELETROBRÁS has invested in project partnerships with private enterprise, where the Company is a minority preferred shareholder. These projects target the generation and transmission of electricity, whose values are classified in Assets - Investments.

In this regard, in view of the need of expanding investments in the electricity sector, aligned with the federal government's plans of attracting new capital as provided for by Law No. 10438/2002, ELETROBRÁS subsidiaries also participate as minority common shareholders in electricity services concessionaires, classified in Assets - Investments, recorded at Acquisition Cost or by Equity Accounting, where applicable.

ELETROPAR holds a minority interest in the capital stock of Eletronet S.A. - ELETRONET (49%) and acts as representative of the interests of electricity CEDING COMPANIES controlled by ELETROBRÁS with ELETRONET. ELETROPAR transfers business earnings to said CEDING COMPANIES and it is only entitled to a management fee and the refund of its expenses on account of such business.

ELETROPAR, as of September 20, 2002, took over the management of ELETRONET, due to default of the minority shareholder - AES Bandeirante Empreendimentos Ltda. to provide the monetary adjustment of the 4th portion of the capital stock.

The Board of Directors of ELETRONET resolved in 2003 to declare the company's bankruptcy, since all the possibilities of keeping it as a going concern had been exhausted, and there was no perspective of a definitive solution.

At the Extraordinary General Meeting of ELETRONET held in April 2003, the shareholders approved the declaration of the company's bankruptcy with a motion "in limine" for continuation of its business and the Management was authorized to take the appropriate legal measures.

In May 2003, ELETRONET requested to the Judiciary Branch of the State of Rio de Janeiro the declaration of its bankruptcy with a motion "in limine" for continuation of its business, and the 5th Corporate Court decreed its bankruptcy as requested. Thus, ELETRONET continued operating under the administration of the Judiciary Branch.

In June 2006, ELETROPAR and the bankrupt ELETRONET S.A. received extrajudicial notifications from CEDING COMPANIES (CHESF, ELETRONORTE, ELETROSUL AND FURNAS), unilaterally terminating the Agreement ECE-1166/99, executed with ELETROPAR on June 29, 1999 and respective Addenda, which set forth the conditions for the latter to transfer to ELETRONET S.A. the right to access and use cables and infrastructure, as well as to be refunded for 50% of the costs incurred in managing this structure.

However, we point out that this termination does not compromise the credits receivable corresponding to the reimbursements due and charged until December 31, 2006. By means of this act, the CEDING COMPANIES, based on contractual provisions request among other things: i) to be vested in the possession of assets comprising the infrastructure implemented to provide telecommunication services; ii) to exercise the right of claiming the optical cables; and iii) to maintain the basic services of the domestic electricity transmission integrated system, as well as the non-interruption of services provided by ELETRONET's employees.

On the same date, the CEDING COMPANIES filed a petition at the 5th Corporate Court of the District of Rio de Janeiro requesting an injunction, which was definitively granted on January 14, 2008, only pending for its effectiveness the release of R$380,000 thousand in the checking account of the bankrupt ELETRONET S/A, being the amount which was determined by the court expert. In view of this decision, the CEDING COMPANIES, LT BANDEIRANTES EMPREENDIMENTOS LTDA. (successor of AES Bandeirantes Empreendimentos Ltda. and partner of ELETROPAR in ELETRONET S/A) and the bankrupt estate of ELETRONET S/A filed an interlocutory appeal. In none of the cases was the anticipated protection or the suspensive effect granted.

It is worth mentioning the opinion of the 5th Bankrupt Estates Prosecutor Office, dated May 9, 2007, page 4,781 of the bankruptcy records, declaring there is no indication of bankruptcy crime in the adjudication of the bankruptcy, and accordingly, in addition to the lapse of the punitive claim on May 15, 2007, it was not necessary to start a legal investigation.

NOTE 14 - FIXED ASSETS

The amount of fixed assets, the analysis of which is shown in the Exhibits IV and IV-A, is adjusted by liabilities connected with the electricity public utility concession representing the amounts received from the federal, state and municipal governments and consumers, as well as donations not subject to any return to the donator, with their maturity subject to the end of the respective concession, and comprise the following:

	CONSOLIDATED

	In thousands of reais

	09/30/2009	06/30/2009

Federal government contribution	903,556	789,753
Amortization	291,713	81,998
Consumers contributions	64,506	63,952
Donations and subsidies - investments	216,760	339,230
Others	200,184	381,835

	1,676,719	1,656,768

a) Federal government contribution - this refers to the funds received from the federal government to be used in priority work of electricity generation and transmission.

b) Amortizations - these derive from reserves for amortization recorded up to 1971, pursuant to Federal Decree 41019/57, which were used until that year in the expansion of electricity public service.

c) Consumers’ contributions - these refer to the funds received to make feasible the execution of projects necessary to meet the demands of electricity supply, not included in the services expansion planning.

d) Donations and subsidies - pure and simple donations, not subject to any return to the donator and subsidies for investments in the electricity public service.

According to the Decree 41019 of February 26, 1957, the assets and facilities used in the production, transmission and distribution of electricity are restricted to these services and may not be removed, sold, assigned or given as mortgage guarantee without the previous and express authorization of the regulatory authority.

I) Extension of Hydroelectric Power Plant Samuel– UHE Samuel concession:

Decree 83975 of September 14, 1979, granted Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE the concession for the use of hydraulic electricity of a stretch of the Jamari River, in the city of Porto Velho, State of Rondônia, with a 30-year term of effectiveness, which expired in September 2009.

On July 18, 2006, Eletronorte submitted to the Brazilian Electricity Regulatory Agency (ANEEL) the request to extend the concession of the Samuel Plant and the consequent execution of the concession agreement.

Pursuant to the legislation in effect, we conclude that the concession of UHE Samuel may be extended for up to 20 years; however, we point out that such extension depends on the Grantor’s decision regarding the convenience and opportunity of said extension.

II) Recoverable value of assets:

On December 31,2008 the management of the Company and its subsidiaries carried out an assessment of the long-lived assets recovery and will make this assessment every year or whenever any circumstance so requires, mainly the fixed assets maintained and used in operations, with a view to identifying eventual impairment of these assets or groups of assets, in compliance with the Accounting Pronouncement CPC 01 - Assets Impairment.

The Company's Management, supported by the opinion of independent legal counsel, considered the realization of the residual value of net assets at the end of the electricity public service concession, based on the book value. It also considered the depreciation, the asset's useful life and not the concession term.

The fair value calculation utilizes estimated future cash flows, discounted to present value by the discount rate before taxation that reflects the market conditions, current cash value and specific risks related to the asset or group of assets.

As a result, the Company maintains the amount of R$770,231 thousand as a provision for asset impairment.

NOTE 15 - INTANGIBLE ASSETS

Specific expenses related to the establishment or acquisition of rights are recorded, including software, plus respective implementation costs where applicable, and amortized by the straight-line method.

		In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Operating	61,114	61,114	493,860	502,060
(-) Reintegration	(8,797)	(8,334)	(109,648)	(98,217)
In progress	-	-	125,377	99,140

	52,317	52,780	509,589	502,983

NOTE 16 - SUPPLIERS

This includes the energy purchased from ITAIPU Binacional (see Note 8, item II) with the following breakdown:

		In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

CURRENT
Goods, materials and services	92,173	82,252	1,210,176	1,028,570
Energy purchased for resale	1,116,240	1,214,676	1,380,980	1,392,824
CCEE (Electricity Trading
Chamber) - short-term energy	38,496	34,258	58,425	72,797

	1,246,909	1,331,186	2,649,580	2,494,191

NOTE 17 - ADVANCES FROM CLIENTS

		In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

CURRENT
ALBRÁS	-	-	39,230	37,611
PROINFA	259,503	259,532	259,503	259,532

	259,503	259,532	298,733	297,143

NON-CURRENT
ALBRÁS	-	-	988,782	1,000,142

	259,503	259,532	1,287,515	1,297,285

I - ALBRÁS

The subsidiary ELETRONORTE won the electricity purchase auction conducted by ALBRÁS in 2004 for a period of 20-years supply, at an average of 750 MW/month until December 2006 and 800 MW/month between January 2007 and December 2024, setting a price compatible with the hydroelectric power plant (UHE) Tucuruí break-even tariff as a parameter, plus a premium calculated according to the aluminum price on the London Metal Exchange (LME) - England.

Based on these conditions, ALBRÁS, aiming at reducing the basic price, made an energy pre-purchase offering with an advance payment, comprising energy credits which will be amortized during the supply period in fixed monthly installments expressed in average MW, according to the tariff effective in the billing month.

The operation took place as follows:

	In thousands of reais

	PARENT COMPANY AND CONSOLIDATED

Advances Received	09/30/2009	06/30/2009

2004	300,000	300,000
2005	500,000	500,000
2006	250,000	250,000
2007	150,000	150,000

Total	1,200,000	1,200,000
Amortizations	(171,988)	(162,247)

Total liabilities	1,028,012	1,037,753

II - PROINFA

PROINFA enacted by Law No. 10438/2002 and amendments aims at diversifying the Brazilian energy matrix and seeking regional solutions with the utilization of renewable energy sources, by means of economic utilization of available inputs and applicable technologies, resulting in higher participation of electricity generated based on new sources.

This Program ensures that ELETROBRÁS can purchase the electricity to be generated for a period of 20 years as from 2006, which will be transferred to the distribution concessionaires, free consumers and self-producers, excluding low income consumers, proportionally to consumption.

The transmission and distribution concessionaires pay to ELETROBRÁS the annual amount of cost corresponding to the contribution from captive customers, free consumers and self-producers connected to its facilities, in twelve monthly installments, in the month before the reference date of energy consumption.

In addition, in order to deal with the required payments to PROINFA's generation projects, in the first year of operations of the Program, the distribution and transmission concessionaires, in addition to the quotas related to the current year, anticipated the payment of a twelfth of the annual quota, considering the contracting of all projects included in PROINFA.

NOTE 18 - FINANCING AND LOANS

The analysis of loans and financing, including charges, whose funds are earmarked for the investment program of the ELETROBRÁS System are shown in Exhibit V (see Note 43).

I - Receivables Securitization Fund - FIDC:

The consolidated statements, in accordance with CVM Rule No. 408/2004, given the characteristics of funds, consider the receivables balance as an integral part of assets, maintained under the origin classification, and the amount of FIDC net assets reflected as long-term and short-term financing and loans, whose total balance on September 30, 2009 is R$112,320 thousand (June 30, 2009 - R$151,125 thousand), see Exhibit V.

II - Eletrobrás' Agreements:

Eletrobrás' liabilities include loan agreements executed between Eletrobrás and multilateral agencies, such as IDB, KfW and EXIMBANK, guaranteed by the federal government. These agreements observe a standard of debt covenants applicable to agreements with multilateral agencies, in which these clauses are usually agreed upon in negotiations with this type of entity.

In the A/B Loan agreements of syndicated loan between CAF and commercial banks, Eletrobrás has debt covenants typically practiced in the market, among which can be mentioned: corporate existence, change of control, compliance with licenses and authorizations, restriction to significant disposal of assets.

The debt covenants conditions previously mentioned are also included in the bonds agreements (Dresdner and Credit Suisse).

ELETROBRÁS concluded in July 2009 the issue of bonds on the international market amounting to US$1 billion, as follows:

Description	Senior Unsecured Notes
Registration	Rule 144a. - Regulation S
Issue price	99.112%
Interest rate	6.875% p.a.
Maturity	July 30, 2019
Yield for investor	7% p.a.
Global Coordinator	Credit Suisse Securities (USA) LLC
Listing	Luxembourg Stock Exchange
Purpose	Company's investments program

Eletrobrás' liabilities do not include agreements with debt covenants of financial indexes.

NOTE 19 - COMPULSORY LOAN

The electricity consumption compulsory loan, enacted by Law No. 4156/1962 with the objective of generating funds for the expansion of the Brazilian energy sector, was extinguished by Law No. 7181 of December 20, 1983, which defined the date of December 31, 1993 as the final date for collection.

In the first phase of this Compulsory Loan, ended with the enactment of Decree-Law No. 1512/1976, the collection included various classes of energy consumers and the credits were represented by bearer bonds issued by ELETROBRÁS.

In a second phase, starting with provisions contained in the mentioned Decree-Law, the Compulsory Loan was charged only to industries with monthly energy consumption exceeding 2,000 kwh and the credits were no longer represented by securities, but only recorded in book entry form by ELETROBRÁS.

The remaining Compulsory Loan balance, after the 4th conversion into shares on April 30, 2008, related to the 1988-2004 credits is recorded in current and non-current liabilities, maturing as of 2008 and accruing annual interest of 6%, plus monetary adjustment based on the IPCA-E variation and corresponds on September 30, 2009 to R$207,236 thousand (June 30, 2009 - R$202,146 thousand), of which R$129,149 thousand is non-current (June 30, 2009 - R$123,734 thousand).

I - Bearer bonds issued by ELETROBRÁS

The bearer bonds issued as a result of the Compulsory Loan are not marketable securities, are not traded on stock exchanges, are not quoted and are unenforceable. Therefore, ELETROBRÁS Management clarifies that the Company does not have outstanding debentures.

The issue of these bonds was a legal imposition and not a decision of ELETROBRÁS. Likewise, this was not the wish of the bondholders, but they had to comply with a legal duty by force of Law No. 4156/1962. The provisions of Law No. 6404/1976 and Law No. 6385/1976 do not apply to these bonds.

The Brazilian Securities Commission's Board decision rendered in the administrative proceeding CVM RJ 2005/7230, filed by holders of these bonds, affirms verbatim that "the bonds issued by ELETROBRÁS as a result of Law No. 4156/1962 may not be deemed as securities".

CVM also understood that there is neither irregularity in the procedures adopted by ELETROBRÁS concerning its financial statements referring to these bonds, nor in the reporting of lawsuits (see Note 27) seeking the redemption of these bonds.

In addition, the unenforceability of these bearer bonds was reinforced by decisions of the Superior Court of Justice, which reiterated the understanding that they became time-barred and they cannot be used as guarantee of tax foreclosures.

Therefore, Bearer Bonds issued in the first phase of this compulsory loan, as resolved by the Brazilian Securities Commission - CVM, cannot be considered as debentures. In addition, by force of provisions in Article 4, paragraph 11 of Law No. 4156/1962 and Article 1 of Decree No. 20910/1932, they are unenforceable, a condition confirmed in newsletter 344 of the Superior Court of Justice - STJ, mentioning that these bonds cannot be used as guarantee of tax foreclosures, since they are not liquid and they are not debentures.

As a result, the liabilities related to the Compulsory Loan represent the residual credits established between 1988 and 1994 from industrial consumers with consumption exceeding 2,000 kW/h, referring to the second phase of this Compulsory Loan, as well as interest not claimed related to these credits, as follows:

	In thousands of reais

	PARENT COMPANY

	09/30/2009	06/30/2009

CURRENT
Interest payable	77,817	78,412

NON-CURRENT
Credits collected	129,419	123,734

	207,236	202,146

NOTE 20 - GLOBAL REVERSION RESERVE (RGR)

This fund was created by the federal government to cover expenses related to indemnities of electric public service concession reversions. The funds, while not used for the purposes for which they are destined, are used in the granting of financing for the expansion of the Brazilian electricity sector, improved services and implementation of federal government programs.

The contribution to establish the RGR is the responsibility of the electric public service concessionaires, by means of a quota called reversion and the appropriation of electricity services of up to 2.5% of the investments of concessionaires and licensees, limited to 3% of annual revenues. The quota value is calculated as a service cost component of those entities (see Note 4, item I.k).

The concessionaires pay their RGR annual quotas, in twelve monthly installments, into a restricted bank account managed by ELETROBRÁS, which operates the account within the limits provided for by Law 5655/1971 and further amendments, not reflected in the Company's financial statements, since it is an independent entity in relation to ELETROBRÁS.

Nevertheless, ELETROBRÁS raises funds from the RGR to be used in specific investment projects, financed thereby, especially:

I - expansion of electricity distribution services;

II - incentive to alternative electricity sources;

III - inventory and feasibility studies for the development of hydroelectric projects;

IV - implementation of power generation units of up to 5,000 kW, exclusively for public service in communities assisted by an isolated electric system;

V - efficient public lighting;

VI - electricity conservation by means of improved quality of products and services;

VII - universalization of access to electricity;

ELETROBRÁS remunerates the RGR for the funds used with annual interest of 5%. On September 30, 2009, the balance withdrawn from the Fund and used in various investments amounted to R$7,558,996 thousand (June 30, 2009 - R$7,350,911 thousand).

NOTE 21 - FUEL CONSUMPTION ACCOUNT - CCC

Pursuant to Law No. 8,631 as of March 4, 1993, ELETROBRÁS manages the amounts related to the collection made by electricity utilities concessionaires to be credited in the Fuel Consumption Account – CCC, corresponding to annual quotas allocated to electricity generation fuel expenses. The amounts recorded in current assets, in contra account to current liabilities, correspond to the availability of funds held in a blocked bank account of restricted use and to quotas not settled by the concessionaires.

NOTE 22 - TAXES AND SOCIAL CONTRIBUTIONS

	In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

INCOME TAX
Current liabilities	-	-	364,146	286,273
Non-current liabilities	-	-	330,442	357,083
Social contribution
Current liabilities	-	-	165,469	136,841
Non-current liabilities	-	-	120,214	129,804
PASEP and COFINS
Current liabilities	21,831	938	137,994	115,574
Non-current liabilities	-	-	31,353	36,532
ICMS
Current liabilities	-	-	78,672	85,802
Non-current liabilities	-	-	49,232	47,795
PAES
Current liabilities	-	-	140,324	129,935
Non-current liabilities	-	-	920,706	874,344
OTHERS
Current liabilities	13,133	8,996	220,846	192,769
Non-current liabilities	-	-	65,850	50,613

			2,625,290
TOTAL	34,964	9,934		2,443,365

Current liabilities	34,964	9,934	1,107,493	947,194

Non-current liabilities	-	-	1,517,797	1,496,171

a) Tax Incentives - SUDENE

The Provisional Measure 2,199-14 of August 24, 2001, amended by Law No. 11196 of November 21, 2005, authorizes the northeast region companies with projects in the infrastructure sector deemed by the Executive Branch as priority for the regional development, to reduce their income tax liability for the purposes of investments in installation, expansion, modernization or diversification projects.

In 2008, the subsidiary CHESF obtained the right to reduce by 75% its income tax, calculated based on the operating profit, as defined. Such incentive was granted until 2017.

This year, the tax incentives mentioned above amounted to R$56,724 thousand for the period ended September 30, 2009, recorded in the income for the year as a reduction of income tax, in compliance with the Pronouncement CPC 07.

b) Reconciliation of income tax and social contribution

The reconciliation between IRPJ and CSLL in 3Q09 and that based on the nominal (standard) rates is as follows:

	PARENT COMPANY

	09/30/2009		06/30/2009

	IRPJ	CSLL	IRPJ	CSLL

Profit before IRPJ and CSLL	(2,469,773)	(2,469,773)	4,339,263	4,339,263

Total IRPJ and CSLL calculated at the rates of
25% and 9%, respectively	(617,444)	(222,280)	1,084,816	390,534

Effects of additions and (exclusions):	-	-	-	-
Dividend income	(16,389)	(5,900)	(12,696)	(4,570)
Equity accounting	(200,840)	(72,302)	(210,924)	(75,935)
Provision to market value	17,092	6,153	54,105	19,478
Other additions (exclusions)	131,158	46,912	(5,440)	1,808

Total IRPJ and CSLL in results	(686,693)	(247,417)	909,861	331,315

Special Installment Program - PAES

The subsidiaries FURNAS, ELETROSUL, ELETRONORTE, AMAZONAS ENERGIA and CEAL opted for refinancing their tax liabilities. The financing term is limited to 180 months and the outstanding balance is adjusted by the long-term interest rate – TJLP and Selic.

The debt related to the Special Installment Program - PAES at September 30, 2009, is as follows:

CONSOLIDATED

In thousands of reais

PAES balance at December 31, 2008	1,057,493

Monetary adjustment	9,953
Payments	(36,317)

PAES balance at March 31, 2009	1,031,129

Monetary adjustment	11,268
Payments	(38,118)

PAES balance at June 30, 2009	1,004,279

Monetary adjustment	92,829
Payments	(36,078)

PAES balance at September 30, 2009	1,061,030

NOTE 23 - REGULATORY FEES

	In thousands of reais

	CONSOLIDATED

CURRENT	09/30/2009	06/30/2009

Global Reversion Reserve (RGR)	129,539	125,417
Fuel Consumption Account (CCC)/
Energy Development Account (CDE)	28,877	26,028
Financial compensation - water
resources	431,370	503,398
ANEEL inspection fee	7,058	6,881
PROINFA	20,636	12,784
Others	-	10,245

	617,480	684,753

NOTE 24 - SHAREHOLDERS’ REMUNERATION

The Company's Bylaws set forth a as mandatory minimum dividend 25% of the net income, adjusted in accordance with the Brazilian Corporation Law, observing the minimum remuneration for Classes A and B preferred shares of 8% and 6%, respectively, of the capital stock related to these types and classes of shares.

ELETROBRÁS recorded in 2008 interest on capital - JCP amounting to R$1,715,254 thousand as full remuneration to shareholders, attributed to the dividends for that year, according to the statutory provisions, whose remuneration per share was as follows:

Remuneration per share - in R$

12/31/2008

Common shares - 6.4283% of capital (2007 - 1.8714%)	1.48
Class A preferred shares- 9.4118% of capital (2007 - 9.4118%)	2.17
Class B preferred shares- 7.0711% of capital (2007 - 7.0588%)	1.63
(*) 2007 takes into account the reverse share split

According to the prevailing tax laws, a 15% withholding income tax is levied on the remuneration proposed for shareholders as interest on capital.

The remuneration to shareholders related to 2008 corresponds to 29.41% of the adjusted net income in accordance with Law No. 6404/1976 (2007 - 41.65%) and was monetarily adjusted from January 2009, based on the SELIC rate disclosed by the Brazilian Central Bank, according to Decree 2673 of July 16, 1998, through May 20, 2009, the date of effective initial payment of remuneration.

The balance of shareholders' remuneration, stated under current liabilities, includes the amount of R$220,795 thousand (June 30, 2009 - R$228,872 thousand) related to remunerations not claimed for 2006, 2007 and 2008. The remuneration related to 2005 and previous years became time-barred, according to the Company's Bylaws.

NOTE 25 - PAYABLE TO BRAZILIAN FEDERAL TREASURY

	In thousands of reais

	PARENT COMPANY AND CONSOLIDATED

	CURRENT		NON-CURRENT

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Acquisition of CEEE-GT and CEEE-D shares	66,821	65,149	305,921	324,594
Reimbursement obligations	-	-	1,113,122	767,691
Others	8,224	8,149	27,613	30,307

	75,045	73,298	1,446,656	1,122,592

NOTE 26 - POST-EMPLOYMENT BENEFITS

Pension plan and other employee benefits

1. PARENT COMPANY

1.1 - Pension plan program

The Company has a benefit program which supplements the Brazilian Social Security System, whose administration is incumbent upon Fundação ELETROBRÁS de Seguridade Social - ELETROS, a non-profit private legal entity, organized and sponsored by the Company among others, in accordance with Brazilian legislation.

The actuarial system of capitalization is used with periodic evaluations carried out in accordance with the private pension plan laws and reported to the inspection and control authority of the Social Security and Welfare Ministry.

The Company adopts the procedures recommended by CVM Resolution 371/2000 and obtains an independent actuarial valuation of liabilities deriving from post-employment benefits. The criteria and assumptions adopted in this independent valuation observe the standards recommended by CVM and IBRACON and may differ from those adopted by the program management, which comply with specific laws, thus, hindering the simple comparison of results.

The contributions are charged to administrative expenses and amounted to R$18,909 thousand (June 30, 2009 - R$8,347 thousand) in the period ended September 30, 2009.

In December 2008, the present value of the Company's liabilities related to the pension plan program was R$1,927,732 thousand, according to CVM Resolution 371/2000. The assets accumulated and invested in the financial market via ELETROS on the same date amounted to R$2,045,822 thousand, thus showing a surplus coverage of R$118,090 thousand.

The CVM Resolution 371 authorizes the Company to only recognize the portion of actuarial gains or losses exceeding 10% of total actuarial liabilities or total of the plan assets (whichever is the highest). The surplus must be recognized over the average remaining service period to be provided to the Company by beneficiaries until retirement, which on December 31, 2008 is 8.6 years.

After such deferral, the Company elected not to record the resulting net asset of R$357,348 thousand, in accordance with Rule 49.g of CVM Resolution 371/2000.

The table below shows the biometric bases used in the actuarial valuation:

ASSUMPTIONS	BIOMETRIC TABLES
Subsidiaries	Type of Plans	General Mortality	Disability	Mortality (Disabled)	Turnover Rate	Actuarial Interest Rate	Discount Rate	Salary increases	Capacity Factor
ELETROBRÁS	BC and CD	AT 83	Wyatt 85	Rp 2000	0	6%p.a	11.51%	2%p.a	100%

1.2 - Other Benefit Programs

Group Life Insurance Program

The Company subsidies 82.08% of group life insurance policy premiums for active employees, but it extends the possibility of adhesion to retirees of any type, as long as they pay the full premium. Post-employment liabilities are identified, since the premium is collective and equalized for both populations, active employees and retirees. As the premium separately calculated for the population of inactive employees is significantly higher than the population of active employees, a transfer of paid premiums occurs between generations, including the subsidy provided by the Company. On December 31, 2008, the liability is assessed at R$46,676 thousand.

II - CONSOLIDATED

The companies of the ELETROBRÁS System are sponsors of other specific private pension entities which also have the purpose of supplementing retirement and pension benefits to their employees, by means of benefits and contributions plans, as follows:

Sponsor	Sponsored entity

FURNAS	REAL GRANDEZA
CHESF	FACHESF
ELETROSUL	ELOS
ELETRONORTE, AMAZONAS ENERGIA and BOA VISTA	PREVINORTE
ELETRONUCLEAR	NUCLEOS and REAL GRANDEZA
ITAIPU	FIBRA (Brazil) and CAJA (Paraguay)
CGTEE	ELETROCEEE
CEAL	FACEAL

Each subsidiary has its own program, determining technical structures and assumptions different from those adopted by the Parent Company, as follows:

ASSUMPTIONS	BIOMETRIC TABLES
Subsidiaries	Type of Plan	General Mortality	Disability	Mortality (Disabled)	Turnover Rate	Actuarial Interest Rate	Discount Rate	Salary Increases	Capacity Factor
ELETROBRÁS	BC and CD	AT 83	Wyatt 85	Rp 2000	0	6%p.a.	11.51%	2%p.a.	100%
Boa Vista Energia	BC and CD	AT 83	Light - Weak	IAPB 57	0	6%p.a.	11.51%	3%p.a.	97.42%
CEAL	BC and CD	AT 2000	Light - Weak	AT 83	0	5%p.a.	10.46%	2%p.a.	100%
CGTEE	BD	GAM 83 + AT 83	Light - Average	GAM 71 + AT 49	0	6%p.a.	11.51%	3%p.a.	98.40%
CHESF	BC and CD	AT 83	Merce	AT 49	0	6%p.a.	11.51%	2.45%p.a.	97.80%
ELETRONORTE	BC and	AT 83	Light - Weak	IAPB 57	0	6%p.a.	11.51%	2%p.a	97.42%
ELETRONUCLEAR(1)	BD	GAM 71 + AT 2000	A. Vindas	AT 49	1% p.a. lim	6%p.a.	11.51%	1.40%p.a.	97.80%
ELETRONUCLEAR(2)	BD	AT 83	Wyatt 85	Rp 2000	T1 - 20%	6%p.a.	11.51%	2.12%p.a.	100%
ELETROSUL	BD	AT 2000	Light - Average	AT 83	0.50%	5%p.a.	10.46%	3.86%p.a.	98%
FURNAS	BC and CD	AT 83	Wyatt 85	Rp 2000	0	6%p.a.	11.51%	2%p.a.	100%
Manaus Energia	BC and CD	AT 83	Light - Weak	IAPB 57	0	6%p.a.	11.51%	2%p.a.	97.42
(1) Núcleos	(2) Real Grandeza

The contributions are debited to administrative expenses and amounted in the period ended September 30, 2009 to R$192,525 thousand (September 30, 2008 - R$167,261 thousand).

Based on the regulations of the various benefit plans and in compliance with the IBRACON pronouncement, approved by CVM Resolution 371/2000, the companies assess on an actuarial basis their liabilities related to employees supplementary benefits, the coverage requirement is reflected in the Financial Statements, amounting to R$1,534,751 thousand, recording in current liabilities the amount of R$405,857 thousand (June 30, 2009 - R$557,967 thousand) and in non-current liabilities the amount of R$1,128,894 thousand (June 30, 2009 - R$1,192,305 thousand), under the item Supplementary Pension Plan.

The Company and its subsidiaries determine the actuarial liability or asset to be recorded as follows: i. Obtain the fair value of the plan's assets on the balance sheet date. ii. Deduct the present value from the benefit liability established on the balance sheet date.

iii. Deduct the gains or add the actuarial losses not recorded yet, according to the rules laid down in the pronouncement.

iv. Add the portion of past service cost not yet recognized, according to the rules laid down in the pronouncement.

Pursuant to paragraph 49, if the amount obtained is a liability, it must be fully recorded. However, if the amount resulting from the calculation established above is an asset, it shall be recorded by the sponsor only if it is clearly evidenced that this asset may effectively reduce the sponsor's contributions or to be refundable in the future.

On September 30, 2009, the subsidiaries FURNAS and ELETRONUCLEAR recorded the amount of R$904,202 thousand (June 30, 2009 - R$987,728 thousand) under assets.

Based on the actuarial valuation of December 31, 2006, Fundação Real Grandeza created a Pension Reserve, using the accumulated surplus, with funds allocated to settle Mathematical Provisions to be Recorded, under the participants’ responsibility and a possible reduction in the Sponsor's future obligations, according to the Actuarial Report. On December 31, 2007, the Reserve amounted to R$697,858 thousand, of which R$348,929 thousand could eventually be used by the Sponsor. In 2009, the Decision-Making Council of Fundação Real Grandeza approved to pay off the debt and unused funds were reversed to the Pension Net Assets of Fundação Real Grandeza.

Pursuant to CGPC Resolution 26/2008, there are no restrictions concerning the use of the Pension Reserve created according to the Actuarial Report and set forth in the Technical Note.

In 2007, the Department of Supplementary Pension Plan (SPC) inspected Fundação Real Grandeza. Because of the excess of contributions in relation to the cost, specifically referring to the Defined Benefits (BD) Plan, SPC established that Fundação Real Grandeza should conform the funding of the plan to the cost verified and conduct actuarial studies aimed at reducing participant contributions.

In compliance with the SPC's requirements, several studies have been conducted, with different scenarios, to effectively reduce the contributions also through the use of assets included in its Defined Benefits Funding Plan with parameters that reasonably satisfy all those involved. By the end of 2009 these studies should be approved by Fundação Real Grandeza and its Sponsors.

The conclusion of the negotiations between sponsors, Furnas and Eletronuclear, and the sponsored entity will affect the next actuarial valuation and the conditions of asset realization.

The subsidiary CHESF has an actuarial liability recorded according to CVM Resolution 371/2000 which is understated compared to the agreement for acknowledgement of indebtedness signed with Fundação Fachesf by R$428,000 thousand.

The agreement signed between the parties provides for an annual adjustment clause related to the debt by amounts determined through actuarial calculations, through agreement amendments so as to reflect the compatibility with actuarial data.

The difference recorded between the actuarial liability and the acknowledgment of indebtedness will be eliminated over time as the plan matures, by means of contractual adjustments, specifying the variable amount to be annually adjusted by the effects of actuarial gains and losses verified for the Fundação.

The actuarial valuation is intrinsically uncertain and, therefore, is subject to alterations upon the annual actuarial review.

NOTE 27 - UNSECURED LIABILITY IN SUBSIDIARIES

In accordance with CVM Rule 247/96, the recognition of losses on investments recorded on the equity accounting method, with circumstances requiring investor's financial support or the discontinuation of business, should be limited to the investment amount recorded in the parent company and unsecured liabilities (negative net worth) absorbed and recognized by the investor should be recorded in a specific liability account with a charge to current results.

The subsidiaries CEPISA and CERON have negative net worth amounting to R$279,653 thousand and R$105,835 thousand, respectively, as well as circumstances requiring ELETROBRÁS' financial support, if the investor intends to maintain its financial support to the investee, for which the parent company maintains provisions for coverage of this unsecured liability of R$369,224 thousand (June 30, 2009 - R$349,470 thousand), see Note 16.

NOTE 28 - PROVISIONS FOR CONTINGENCIES

On the date of the Financial Statements, the Company recorded the following provisions for contingent liabilities, by nature:

	In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	06/30/2009	09/30/2009	06/30/2009

CURRENT
Labor	-	-	342,250	304,065
Tax	-	-	88,892	124,241
Civil	-	-	680,493	714,243
Others	-	-	68,670	60,822
(-) Judicial deposits	-	-	(496,228)	(489,999)

	-	-	684,077	713,372

NON-CURRENT
Labor	19,673	19,673	654,658	647,286
Tax	-	-	146,352	154,513
Civil	1,328,244	1,328,244	1,850,511	2,171,685
Others	-	-	149,776	-
(-) Judicial deposits	(401,731)	(386,312)	(867,854)	(864,167)

	946,186	961,605	1,933,444	2,109,316

ELETROBRÁS and its subsidiaries are parties involved in several lawsuits, mainly labor and civil, which are under various stages of judgment. The Company's management, according to CVM Resolution 489/2005, adopts the procedure of classifying the lawsuits filed against the Company by risk of loss, based on the opinion of its legal counsels, as follows:

• provisions are made for the lawsuits with a probable unfavorable outcome for the Company;

• for the lawsuits with a possible unfavorable outcome for the Company, the corresponding information is disclosed in the notes to the financial statements; and

• for the lawsuits with a remote unfavorable outcome for the Company, only the information that at Management's discretion is deemed as significant for the full understanding of the financial statements is disclosed in the notes.

Therefore, in order to cover losses, provisions for contingencies are made, as stated above, net of judicial deposits and deemed by the Management of the Company and subsidiaries, and by their legal counsels, to be sufficient to cover losses in lawsuits of any nature and with the following composition:

	In thousands of reais

	PARENT COMPANY	CONSOLIDATED

Balance on 03/31/2009	1,032,233	3,017,423

Provisions recorded	(68,901)	247,214
Provisions reversed	-	(86,918)
Payments	-	(335)
Monetary adjustment	-	1,919
Judicial deposits	(1,727)	(359,255)
Judicial deposits withdrawn	-	2,640

Balance on 06/30/2009	961,605	2,822,688

Provisions recorded	-	121,808
Provisions reversed	-	(49,841)
Payments	-	(185,807)
Monetary adjustment	-	1,823
Judicial deposits	(15,419)	(108,047)
Judicial deposits withdrawn	-	14,897

Balance on 09/30/2009	946,186	2,617,521

1 - Lawsuits filed against the Company and its subsidiaries which are provided for:

1.1 - Civil actions

1.1.1 - In the Parent Company

The provision for civil contingencies in the parent company, amounting to R$1,328,244 thousand (June 30, 2009 - R$1,328,244 thousand), corresponds to lawsuits claiming application of monetary adjustment criteria different from those set forth by specific law to the book-entry credits of the Compulsory Loan established as from 1978.

These lawsuits are different from those seeking the redemption of the Bearer Bonds, currently unenforceable, issued as a result of the Compulsory Loan.

The accrued amounts relate to claims challenging the system of calculating the monetary adjustment determined by laws ruling the Compulsory Loan, which is used to update credits established as of 1978. These credits were fully settled by ELETROBRÁS by means of conversions into shares at the 72nd, 82nd and 142nd Extraordinary General Meetings of ELETROBRÁS.

Currently, there are 3,688 lawsuits at various court levels and the Company's Management, supported by its legal counsels, estimates between eight and ten years as the average term to definitively resolve the lawsuits in progress.

In a decision issued on August 12, 2009 referring to the Compulsory Loan credits, the Brazilian Supreme Court (STJ) partially granted the appeals lodged by ELETROBRÁS, since the credits of 1st and 2nd conversions were deemed time-barred. The SELIC rate was also considered not applicable to the principal, bearing interest only as of the date of summons. The conversion of these credits was maintained at the share book value.

As a result of this decision, the calculation assumptions considered in the process of evaluating the provision may be altered. The Company’s Management is evaluating the impacts resulting from legal and methodological aspects of the calculation resulting from the court decision, and up to the present date these analysis have not been concluded. So far, the Company’s Management maintains a provision of R$1,328,244 thousand.

1.1.2 - In subsidiaries

In the subsidiary CHESF:

a) The company is plaintiff in a lawsuit pleading the declaration of partial invalidity of addendum to the turn-key agreement (price analytic adjustment K-factor) of the hydroelectric power plant Xingó, executed with a consortium comprising Companhia Brasileira de Projetos e Obras - CBPO, CONSTRAN S.A. - Construções e Comércio and Mendes Júnior Engenharia S.A., as well as the return of amounts paid, as K-Factor, in the approximate amount of R$350 million, in double.

The lawsuit was filed at the federal court, but by decision of the Federal Regional Court - 5th Region is to be heard at the Pernambuco State Court. On December 31, 2008 the judgment on this appeal was still pending.

The lawsuit filed by the company was deemed groundless. The counterclaim filed by defendants obtained a favorable position from the judge of the 12th civil court of the Recife district court and the decision was upheld by the 2nd Civil Chamber of the Pernambuco Court of Justice, and Chesf lodged a motion for clarification of the appeal judgment, concerning certain issues that were omitted in the 2nd Civil Chamber's decision. This motion was judged and rejected by the 2nd Civil Chamber. Thereafter, the attorneys of Chesf filed a special appeal and an extraordinary appeal against the decision rendered by the 2nd Civil Chamber. On March 31, 2004, the special appeals filed by Chesf had been accepted by the Pernambuco Court of Justice and sent to the Superior Court of Justice, while extraordinary appeals also filed by Chesf were not accepted, and the company filed the appropriate interlocutory appeals. On June 30, 2005, these appeals were "sub judice" at the higher courts. After this date and until March 31, 2006, the interlocutory appeals filed by Chesf at the Federal Supreme Court were rejected, while the special appeal filed by Chesf and federal government with the Superior Court of Justice (STJ) received an opinion from the Federal Prosecutor Office, which recommended to annul the proceeding due to lack of jurisdiction of the Pernamburco State Court and have the proper court reconsider the merit. On September 30, 2006, the records were with the judge for decision.

In November 1998, the defendants filed a motion for provisional execution of the decision, amounting to R$245 million and the proceeding is suspended as determined by the Chief Justice of the Superior Court of Justice (PET 1621). This injunction was the subject-matter of the Consortium's interlocutory appeal, which was judged on June 24, 2006, upholding by unanimous vote the injunction previously granted by the Chief Justice of the Superior Court of Justice, thus removing the possibility of the Consortium obtaining advance protection.

Subsequently, the defendants filed a proceeding for the calculation of the award, under the assumption that all appeals of Chesf and the federal government are denied. On September 30, 2005, the work of the court expert was in progress with the purpose of assessing the actual award amount, as determined by the judge in charge of the case. After the submission of the first expert report, the parties requested clarifications about the report, and the proceeding is with the expert for examination.

The Management, based on the opinion of its legal counsels and based on calculations that include the suspension of payment of K-Factor installments and respective monetary adjustments, maintains a provision recorded under non-current liabilities, in the amount at September 30, 2009 of R$380,152 thousand in order to cover losses deriving from this issue. This provision corresponds to the partial disallowance of K Factor between July 1990 and December 1993, in compliance with Law 8030/1990 and full suspension of payment of K Factor, between January 1994 and January 1996, according to the Company's understanding.

On September 30, 2009, the special appeal and the interlocutory appeals were awaiting decision at the Superior Court of Justice and Federal Supreme Court, respectively; the records of these appeals are with the Reporting Judge, and it is worth mentioning that the proceeding for calculation of award at the state level is under procedural progress at the 12th district court of Recife.

When judging the proceeding for calculation of award, the judge recognized that the authority to judge this claim relies on the federal court, since the federal government is the interested party in the case. The Consortium Xingó lodged a motion for clarification of judgment and in view of this appeal, the judge upheld his decision and sent the records to the federal court. Dissatisfied with this decision, the Consortium Xingó lodged an interlocutory appeal, which on September 30, 2008 was "sub judice" at the Pernambuco Court of Justice. On December 31,2008, judgment on this appeal was pending, which subsequently sentenced to define the state court of competent jurisdiction to examine the case. The Deputy Judge at the 12th Civil District Court of Recife rendered a decision setting the award amount at R$842,468,897.00 and Chesf lodged a motion for clarification of judgment against such decision, since it did not express an opinion about several challenges lodged by Chesf on the expert report submitted by the court's expert. On September 30,2009, this motion is pending judgment.

There is no deadline for the conclusion of the dispute.

b) Action for damages related to 14,400 hectares of land of Fazenda Aldeia, filed at the Sento Sé district court, State of Bahia, by the estate of Aderson Moura de Souza and spouse (Proc. 0085/1993). The lower court decision granted relief to the action sentencing Chesf to pay the amount of R$50 million, corresponding to principal plus interest and monetary adjustment. On March 31, 2009 the lawsuit was transferred to the federal court due to the judge's lack of jurisdiction. This means that all decisions are null and void and a new lawsuit will commence at the federal court. As of September 30, 2009, Chesf had not been notified about the redistribution of costs.

In subsidiary CGTEE:

The civil contingencies mainly refer to the amounts related to controversies with suppliers whose probable losses estimated by the Company's legal counsel is R$3,692 thousand at September 30, 2009 (R$41 thousand at June 30, 2009).

CEEE-D has sued the subsidiary to collect amounts related to an action for transfer of CGTEE made by CEEE to ELETROBRÁS. This lawsuit amounts to R$3,650 thousand and according to the legal counsel's analysis, the chances of losses for the company was deemed probable as of this quarter, due to changes in the progress of the lawsuit.

In subsidiary ELETRONORTE:

The most significant civil claims are represented by indemnification for financial losses, due to payments in arrears and expropriation of areas flooded by hydroelectric power plants reservoirs. The estimated amount of probable loss is R$629,449 thousand.

1.2 - Labor claims

1.2.1 - In the parent company:

The company maintains a provision of R$19,673 thousand against labor claims losses.

1.2.2 - In subsidiaries

In the subsidiary FURNAS:

a) Engineers reference date

The Union of Engineers of Rio de Janeiro filed labor claims in order to recover salary differences related to the change in reference date of engineers. These are in the phase of calculation of award, for which the estimated and recorded amount is R$82,301 thousand.

b) Hazardous work premium

Several lawsuits were filed pleading the hazardous work premium understanding that full percentage should be granted and not proportional percentage to all employees working under electricity risk. The amount estimated to cover losses is R$80,888 thousand on September 30, 2009.

c) Retirement supplement

The amount of R$57,343 thousand refers to the balance payable related to the retirement supplement - parity with active employees.

d) Sundry lawsuits

A provision of R$149,776 thousand on September 30, 2009 (June 30, 2009 - R$122,988 thousand) was maintained to cover various civil and labor claims filed against the company related to the lawsuits in progress.

In the subsidiary Chesf:

a ) Action in progress at the Regional Labor Court of Bahia State, filed by the Electrical Workers Union of Bahia, claiming the payment to employees of the Regional Management of Paulo Afonso - GRP, Paulo Afonso - BA of salary difference resulting from the Additional Compensation of Decree-law 1971 - ADL* and 12-month calculation over hazardous work premium, in the estimated amount of R$7.5 million. The company lodged interlocutory appeal in review appeal to the Higher Labor Court - TST, which was rejected. The decision became final and unappealable and Chesf was condemned. The execution phase commenced and the amount of R$3.7 million was paid to a significant portion of employees, and another R$3.8 million is expected to be paid. On March 31, 2009 the execution commenced, the credit of which was partially stayed. On September 30, 2009, the lawsuit was in possession of the lower court’s accountant for a subsequent decision on the motion to stay execution for debt adjustment.

b) Action filed at the 8th Fortaleza-CE labor court by the Union of Electrician Workers of Ceará State - SINDELETRO, pleading the refund of losses suffered by employees of North Regional Management - GRN (Ceará and Rio Grande do Norte), deriving from the removal of collective transport with an amount estimated of R$6.0 million. The pleading to resume collective transport services was accepted in partial execution and the company has been complying with it. The Labor Union, which is the plaintiff, requested supplement to transport and to sentence the company to pay a daily fine and Chesf challenged this allegation. The labor judge, after a hearing held on August 23, 2005 to review the case and for Chesf to submit its final arguments, changed the previous understanding, determining the resumption of transport services only within the limits that have been formerly provided. This same decision defined the parameters for calculation of the award, so that the labor credit was reduced to R$1.3 million. The execution has been processed at the lower labor court of the city of Fortaleza, state of Ceará, and the decision became final and unappealable. On March 31, 2009, decision on the plaintiffs' interlocutory appeal was awaited, in the execution under process. Following the deposit of the principal amount, on September 30, 2009, the amounts and recognitions of legal fees were being released to the claimants.

c) Action filed at the 4th labor court of Recife - PE by the Union of Workers of Urban Industries of the State of Pernambuco - urban public or private utility workers in substitution of 460 employees allocated in the city of Recife, state of Pernambuco, pleading for the hazardous work premium over all payroll allowances, amounting to R$4.0 million. The lower court judge excluded from the dispute, due to libis alibi penden or res judicata, approximately 300 of the workers, as well as it considered the action groundless on the merit. The Labor Union lodged an ordinary appeal at the Regional Labor Court (TRT) - 6th Region, which was accepted. The lawsuit is under phase of settlement based on the results of expert examination. On June 30, 2008, the expert examination was concluded and the court determined the amount of R$3.3 million. According to the Company's legal counsels' calculation, this debit stands at R$2.9 million, and the difference will be subject-matter of motion to deny in stay of execution. The execution commenced on March 31, 2009. On September 30, 2009, the judgment on the motion to stay execution lodged by Chest aiming at the debt adjustment is pending.

In subsidiary CGTEE:

Court deposits refer to the amounts required in order to proceed with the labor claims litigations, including claims filed by employees of Companhia Estadual de Energia Elétrica - CEEE.

Based on the opinion of its legal counsels, the company accrued the amount of R$13,624 thousand on September 30, 2009 (June 30, 2009 - R$10,659 thousand) to cover probable losses in which the company may be financially involved, for which the company had made court deposits of R$5,582 thousand on September 30, 2009 (on June 30, 2009 - R$1,812 thousand).

Eventual liabilities deriving from labor claims filed by CEEE's employees reallocated to the company, filed until August 11, 1997, when CEEE's corporate restructuring occurred, and with an unfavorable final decision culminating in the obligation to pay the amounts resulting from the award, will be fully borne by CEEE.

In addition, the Company offered as collateral, 18 vehicles of its fleet in labor claims execution proceedings, representing a book value of R$318.

1.3 - Tax Lawsuits

1.3.1 - In subsidiaries

In subsidiary FURNAS:

Tax deficiency notices - FINSOCIAL, COFINS and PASEP

On May 3, 2001, the company received tax deficiency notices related to FINSOCIAL, COFINS and PASEP, in the updated amount of R$1,098,900 thousand (R$791,796 thousand historical), as a result of exclusions in the related calculation bases mainly for energy transfer and transport from ITAIPU for a 10-year period. These tax deficiency notices supervened other notices issued in 1999 for a 5-year inspection period, amounting to R$615,089 thousand, which have been used for adhesion to the Tax Recovery Program - REFIS, on March 1, 2000 and transferred on July 31, 2003 to the Special Installment Program - PAES.

On June 12, 2008, the Federal Supreme Court (STF) set the binding precedent 8 that the enforcement of tax deficiency notices was reduced to five (5) years, and the restated amount of R$1,098,900 thousand now is R$239,520 thousand.

The company based on the latest decisions of the Internal Revenue Service recorded a provision for tax risks, of R$45,311 thousand related to PASEP/COFINS on the exclusion from the calculation basis of the Global Reversion Reserve (RGR) for the periods between October 1995 and September 2000, October 2005 and March 2007. The difference of R$192,209 thousand refers to other exclusions from these calculation bases, still in the judgment phase, where FURNAS has possible chances of success, according to its legal department's understanding.

In subsidiary ELETRONORTE:

a) The subsidiary has certain disagreements involving state VAT - ICMS with a provision amounting to R$55,072 thousand to cover losses with these lawsuits.

In subsidiary CHESF:

a) The subsidiary has matters basically involving actions for annulment of tax deficiency notices; claims for credit refunds (PIS/PASEP - COFINS) and other special taxes. The company has a provision amounting to R$10,279 thousand (at June 30, 2009 - R$12,595 thousand) for these matters.

2 - Lawsuits filed against the company and its subsidiaries with the probability of a possible loss:

2.1 - Civil lawsuits

2.1.1 - In subsidiaries

In subsidiary CHESF:

a) Two actions for damages filed by a consortium composed of the companies CBPO/CONSTRAN/Mendes Júnior, requesting the Company to be sentenced to pay an additional financial compensation, due to payment in arrears of invoices related to the agreement of the hydroelectric power plant Xingó. One action was filed on June 8, 1999 for the invoices issued as from April 30, 1990 and another one was filed on May 31, 2000 for the invoices issued up to that date. In these actions, the plaintiffs submitted general pleadings, restricting themselves to indicate the existence of a supposed right to financial compensation and that the amounts should be determined in the calculation of the award.

The company challenged these actions and requested the federal government to be accepted in the cases, forwarding the lawsuits to one of the federal courts in the city of Pernambuco. The Consortium filed a petition requesting the federal government to be accepted in the cases.

After submitting the expert examination report and additional clarifications, a hearing was held in August 2005, determining that final arguments be submitted until October 17, 2005. Currently, lawsuits are with the judge for decision and probably the case will be prepared for trial for rendition of judgment. On September 30, 2009 the lawsuit records remained with the judge.

b) civil public action filed against the company by the Community Association of the Village of Cabeço and neighborhood, in the State of Sergipe, amounting to R$100 million at the 2nd federal court of Sergipe (proceeding No. 20028500002809-6), claiming financial compensation due to alleged environmental damages caused to the fishermen of Cabeço, downstream of the Xingó hydroelectric power plant and caused by the construction of this power plant.

The action was filed at the federal court on June 27, 2002 and challenged within the legal term. After a sequence of ancillary proceedings that did not affect the lawsuit or the pleading, the judge determined on August 31, 2005, the inclusion of IBAMA, IMA-AL, CRA-BA, federal government and ADEMA-SE as defendants, ordering these entities to be summoned.

On September 30, 2005 we awaited the writ of summons to be complied with. On September 30, 2006, the records were with the judge, after filing the powers of attorney of the new Chesf attorneys. On December 31, 2006, the lawsuit was suspended by judge's order and was awaiting judgment on the interlocutory appeal lodged by the plaintiff at the federal regional court - 5th Region. The co-defendants of Chesf (federal government, IBAMA, IMA-AL, CRA-BA and ADEMA-SE) had already been summoned. On September 12, 2007, the judge issued an order as follows: "await information about the final and unappealable decision on appeal, and Chesf shall be notified". Considering that the interlocutory appeal lodged by Chesf was rejected, the company lodged a motion for clarification of judgment, which on June 30, 2009 was pending judgment.

On the other hand, at the district court of Brejo Grande/SE, a public civil action was filed against Chesf by the Community Association of the Village of Cabeço and Saramém, amounting to R$100 million with the same purposes of the claim previously mentioned, and this case has been abandoned by the plaintiff since February 2005. The last procedural event occurred in November 2007, when the judge summoned the Public Prosecutor's Office to render an opinion on this case. On March 31, 2008, the lawsuit was stagnant and still pending Public Prosecutor Office's opinion. On June 30, 2008, the judge of the district court of Brejo Grande had rendered a decision recognizing the lack of jurisdiction of the state court to analyze the case, determining the records be forwarded to the federal court. On September 30, 2008, the records were being analyzed by IBAMA. On December 31, 2008, we were awaiting the return of the records by IBAMA. On February 19, 2009 this lawsuit that has been forwarded to the federal court was deemed to have connection with another lawsuit of similar nature already examined - described in the beginning - and both started to be handled together as of that date.

On June 13, 2008, the judge's order was issued determining the government and IBAMA to be summoned, as well as to summon the plaintiff to express its opinion on the terms of the defense. On September 30, 2008, the records were being analyzed by IBAMA. On December 31, 2008, the preliminary hearing was awaited and scheduled for February 19, 2009. As conciliation did not occur in the hearing held on February 19, 2009, the judge determined new measures for the lawsuit progress. At this hearing, the judge took cognizance of the existence of a lawsuit with similar subject-matter, in progress at the civil district court of Brejo Grande/SE and which had been forwarded to the competent federal court and distributed to its jurisdiction. Therefore, the judge decided to recognize the procedural connection between these two claims and as of that date they started to be handled jointly. Then, the date of May 14, 2009 was scheduled for a new hearing with the purpose of determining the nature of procedural evidence to be collected, including the expert examination. At this hearing, the judge defined the three-month term for the parties to present questions for expert examination. The date of September 15, 2009 was scheduled to hold the hearing that will define the subject-matter of the expert examination, and thus, Chesf shall submit a Statement of Reference for this purposes. This document has been prepared by the company's technicians jointly with its external attorneys. As of September 30, 2009, the judge in charge of the case had postponed the hearing from September 15, 2009 to October 22, 2009.

Supported by the evaluation of attorneys defending the cases, Management's expectation about the chance of losing these lawsuits is deemed as possible.

In subsidiary CEAL:

The Union of Workers in Urban Industries of the State of Alagoas, in the capacity of procedural substitute, brought a labor claim on behalf of employees of Companhia Energética de Alagoas - CEAL, aiming at receiving supposed salary differences in view of the implementation of the economic plan called "Bresser Plan" (Decree Law No. 2335/1987).

The claim was supported by the Distinguished Second Board of Conciliation and Judgment of Maceió-AL, the decision of which was corroborated by the Regional Labor Court - 19th region, and became final and unappealable.

However, upon the execution of the judgment, the judge of the 2nd labor court of Maceió understood at that time that it should not be limited to the reference date of the category, which would extraordinarily increase the execution amount and, accordingly, would create a considerable debt.

The risk is assessed as a possible loss, as the judgment on the restriction to the reference date of the category will occur along with execution, since as per OJ/TST (SDI I) 262, "the restriction to the reference date of the category during the execution stage has no effect on the res judicata sentencing to pay the salary differences deriving from economic plans".

Allied with this, the federal government filed an objection of pre-enforceability in the execution records pleading the recognition of annulment of the decision rendered by the 2nd labor court of Maceió, which may recognize as invalid the decision unfavorable to CEAL.

3 - Lawsuits filed against the Company and its subsidiaries with remote loss expectations:

3.1 - Civil actions

3.1.1 - in the parent company:

ELETROBRÁS is defendant in an action filed by the Brazilian Association of Water and Electricity Consumers - ASSOBRAEE, in progress at the 17th federal court of the federal district - DF, with the purpose of establishing the market value of ELETROBRÁS shares as the issue price of shares issued to redeem Compulsory Loans, for which ELETROBRÁS uses the book equity value of the share. The plaintiff attributed to this case the amount of R$2,397,003 thousand, and according to the Company's legal counsels' opinion, the risk of loss is remote.

ELETROBRÁS is also party to various other lawsuits, the purpose of which is the redemption of Bearer Bonds issued by the Company as a result of the compulsory loan collected between 1964 and 1976. Said bonds are unenforceable, by force of provisions in Article 4, paragraph 11 of Law No. 4156/1962 and in Article 1 of Decree 20910/1932.

The Company's Management, supported by its legal counsels' assessment concludes that ELETROBRÁS' chances of loss in the lawsuits with this subject-matter is remote, since former court decisions have confirmed the lapse of the right to claim the redemption of bonds issued as a result of the Compulsory Loan and resulting in the unenforceability of these bonds (see Note 22).

3.1.2 - In subsidiaries

In subsidiary CHESF:

Despite the fact that the company's Management, supported by its legal counsels, deems as remote the risk of loss, there is a collection suit filed by Mendes Júnior, a company engaged to build the hydroelectric power plant Itaparica, for alleged financial damages caused by the company's late payment of invoices.

Said collection suit is based on the Declaratory Action which was judged valid for the purposes of declaring the existence of a credit relationship between Mendes Júnior and Chesf, ensuring the financial compensation.

In this collection suit, Construtora Mendes Júnior S.A. obtained a decision from the 4th Civil Court judge sentencing CHESF to pay the amount, which including attorney's fees and monetary adjustment until August 1996, calculated according to the criterion determined by judge, would be approximately seven billion reais (R$ 7,000,000,000.00), an amount that has not been restated since August 1996.

After the decision of the Superior Court of Justice of not taking cognizance of the special appeal lodged by Construtora Mendes Júnior and, upholding the ruling of the 2nd Civil Chamber of Pernambuco Court of Justice, which annulled the decision, also determining to redistribute the lawsuit to one of the federal courts of Pernambuco, the lawsuit was forwarded to the 12th federal court under number 2000.83.00.014864 -7 to carry out another expert examination and to render a new decision.

The examination report was submitted. The expert answering a question of Chesf, declared "after analyzing the accounting books of Mendes Júnior, it is not possible to affirm that the company raised funds in the financial market, during the periods that invoices were paid in arrears, specifically to finance the Itaparica works". This reply was confirmed by the analysis made by Chesf's technical assistant, which included a careful examination of Mendes Júnior's financial statements. Based on these results, Chesf requested the lawsuit to be considered groundless.

The Federal Public Prosecutor's Office requested declaration of annulment of the entire lawsuit and requested it to be considered without merit.

The lawsuit was judged partially valid in a decision issued on March 8, 2008.

Mendes Júnior filed a motion for clarification of judgment requesting to accept the full content of the report prepared by the official expert. The Federal Public Prosecutor Office filed a motion for clarification of judgment requesting the lawsuit to be considered fully groundless.

The motions of Mendes Júnior and the Federal Public Prosecutor's Office were rejected by the judge of the 12th federal court.

Chesf and the federal government filed motions for clarification of the decision which were accepted by the judge, by means of a decision that clarified certain issues of the award related to the calculation of Chesf's possible debt with Mendes Júnior. The decision clarified the issue that when calculating the possible debt of Chesf with Mendes Júnior, any and all payment of principal must be deducted, as well as any and all financial compensation paid by Chesf, in compliance with the agreement.

Against such decision, Chesf filed an appeal requesting the lawsuit to be considered fully groundless; especially considering that in this collection suit in order for Mendes Júnior to be entitled to any type of financial compensation, in compliance with a decision rendered in the Declaratory Action previously judged, Mendes Júnior has to provide evidence that it raised funds specifically to finance the Itaparica works due to Chesf's payment in arrears of some invoices; and that financial expenses incurred with this borrowing would have been higher than the total additions paid by Chesf, as a result of these payments in arrears. On December 31, 2008, the federal government, Chesf and Mendes Júnior had already lodged an appeal and the Public Prosecutor Office was still to render an opinion on the decision. The Public Prosecutor Office issued a favorable opinion with respect to the acceptance of Chesf's appeal.

The appeals were placed on the court's trial docket for May 7, 2009 by the 1st Panel of the Federal Regional Court but due to the lack of the necessary quorum, this trial was postponed to May 14, 2009. As the appellate judge-reviewer requested to examine the records, the lawsuit was removed from the agenda, and this was its status on September 30, 2009.

Considering the elements mentioned in the lawsuit, we can observe that Mendes Júnior did not take out any loan specifically to finance the Itaparica works (or it did not borrow significant amounts), and also considering that according to the decision, all benefits granted to Mendes Júnior during the performance of the agreement should be offset; and finally considering the calculations preliminarily already made by Chesf, its legal counsels corroborate the standpoint of the company's attorneys that currently, risk of loss is remote.

NOTE 29 - DECOMMISSION OBLIGATIONS

The Company recognizes liabilities for decommissioning the thermonuclear power plants, which comprise a program of activities required by the Brazilian Commission of Nuclear Energy - CNEN, to safely dismantle these nuclear facilities with minimum impact on the environment.

Given the specific characteristics of the operations and maintenance of thermonuclear power plants, whenever changes in the estimated decommissioning cost occur, as a result of new studies in view of technological advances, the decommissioning quotas must be altered, so as to adjust the liability balance to the new reality.

The liability balance recorded at present value on September 30, 2009 is R$215,395 thousand (June 30, 2009 - R$231,602 thousand)

NOTE 30 - SHAREHOLDERS' EQUITY

I - Capital Stock

The Company's capital stock on September 30, 2009 is R$26,156,567 thousand (June 30, 2009 - R$ 26,156,567 thousand) in shares without par value. The preferred shares are not entitled to vote and are not convertible into common shares, however, they have priority in capital reimbursement and dividend distribution at annual rates of 8% for Class "A" shares (subscribed until June 23, 1969) and 6% for Class "B" shares (subscribed as from June 24, 1969), calculated over capital corresponding to each class of share.

The capital stock is represented by 1,132,357,090 book-entry shares and is distributed by main shareholders and by Classes of share, as follows:

TABLE OF SHARES

	COMMON SHARES		PREFERRED		TOTAL CAPITAL

SHAREHOLDER	NUMBER	%	A Series	B Series	%	NUMBER	%

FEDERAL
GOVERNMENT	470,656,241	52.00	-	712	0.00	470,656,953	41.56
BNDESPAR (*)	190,757,950	21.08	-	18,691,102	8.23	209,449,052	18.50
FND	45,621,589	5.04	-	-	-	45,621,589	4.03
FGHAB (**)	1,000,000	0.11	-	-	-	1,000,000	0.09
FGI (***)	-	-	-	8,750,000	3.85	8,750,000	0.77
FGO (****)	-	-	-	8,750,000	3.85	8,750,000	0.77
OTHERS	196,987,747	21.77	146,920	190,994,829	84.07	388, 129,496	34.28

	905,023,527	100.00	146,920	227,186,643	100.00	1,132,357,090	100.00

(*) Transfer of 17,691,002 Class B preferred shares from the Federal Government to BNDESPAR, pursuant to Decree 6951 of August 27, 2009.
(**) Transfer of 1,000,000 common shares from the Federal Government to the Housing Guarantee Fund – FGHAB, pursuant to Decree 6820 of April 13, 2009.
(***) Transfer of 8,750,000 Class B preferred shares from the Federal Government to the Investments Guarantee Fund – FGI. (****) Transfer of 8,750,000 Class B preferred shares from the Federal Government to the Operations Guarantee Fund – FGO.

Out of the total of 388,129,076 (excluding the 420 shares referring to Eletrobrás’s Executive Officers and members of the Board of Directors) shares held by minority shareholders, 237,398,482 shares, i.e., 61.16% are owned by non-resident investors, being 128,736,597 common shares, 27 Class "A" Preferred shares and 101,661,858 Class "B" preferred shares.

Out of the total participation of shareholders domiciled abroad, 65,062,324 common shares and 32,797,650 Class "B" preferred shares are held in custody, backing the American Depositary Receipts Program - ADRs. On September 30, 2009, the share book value is R$75.17 (June 30, 2009 - R$74,50).

II - Capital Reserves

	In thousands of reais

	PARENT COMPANY AND
	CONSOLIDATED

	09/30/2009	06/30/2009

Offset of insufficient remuneration - CRC	18,961,102	18,961,102
Premium on issue of shares	3,384,310	3,384,310
Special - Decree-law 54936/1964	387,419	387,419
Monetary adjustment to the 1978 opening balance sheet	309,655	309,655
Monetary adjustment of the compulsory loan- 1987	2,708,432	2,708,432
Donations and subsidies - FINOR, FINAM and others	297,424	297,424

	26,048,342	26,048,342

The Capital Reserve relating to the CRC corresponds to ELETROBRÁS' percentage interest in the recognition of insufficient remuneration of its subsidiaries, under the extinguished guaranteed remuneration system effective in the Brazilian electricity sector until 1993, absorbed and recognized in the balance sheet upon the settlement of the commitments by the National Treasury.

III - Revenue Reserves

The Company's bylaws provide for the allocation of 50% of net income for the year to create an investments reserve and 1% for a studies and projects reserve, limited to 75% and 2% of the capital stock, respectively:

	In thousands of reais

	PARENT COMPANY AND CONSOLIDATED

	09/30/2009	06/30/2009

Legal reserve (Article 193 - Law No. 6404/1976)	2,037,862	2,037,862
Statutory reserve (Article 194 - Law No. 6404/1976):
Studies and projects	61,365	61,365
Investments	16,977,347	16,977,347
Profit retention (Article 196 - Law No. 6404/1976)	487,476	487,476
Special reserve (Article 202 - Law No. 6404/1976):
Undistributed dividends	10,052,886	9,837,860

	29,616,936	29,401,910

On September 30, 2009, the updated balance of the Undistributed Dividends Special Reserve (Article 202 - Law No. 6404/1976) shows the following breakdown by common shareholder.

	COMMON SHARES		RESERVE

SHAREHOLDER	NUMBER	%	In thousands of reais

Federal government	470,656,241	52.00	5,227,501
BNDESPAR	190,757,950	21.08	2,119,148
FND	45,621,589	5.04	506,665
FGHAB	1,000,000	0.11	11,058
Minority shareholders	196,987,747	21.77	2,188,513

TOTAL	905,023,527	100.00	10,052,886

IV - Revaluation Reserves

This refers to the reserves of the significant associated companies CELPA and CEMAT, recognized on the equity accounting method, which carried out the revaluation of their fixed assets.

V - Advances for future capital increase

The advances received from the controlling shareholder and to be allocated to capital on an irrevocable basis are adjusted by the SELIC rate, according to Decree 2673/1998:

	In thousands of reais

	PARENT COMPANY AND CONSOLIDATED

	09/30/2009	06/30/2009

Acquisition of shareholding in CEEE	2,110,003	2,064,871
Acquisition of shareholding in CGTEE	2,027,257	1,983,895
Banabuí - Fortaleza transmission line	69,842	68,348
XINGÓ Hydroelectric power plant	196,234	192,037
Transmission lines in the State of Bahia	30,718	30,061
Federal Electrification Fund - Law 5073/1966	182,089	178,194

	4,616,143	4,517,406

VI - Treasury Shares

The Eletrobrás compulsory loan was enacted by Ordinary Law No. 4156 of November 28, 1962, and charged in the electricity bills of industrial consumers whose monthly consumption would correspond to or exceed 2,000 kWh. Subsequently, Decree Law 1512 of December 29, 1976, in its Article 3, provided that credits deriving from compulsory loans would as from then be converted into Eletrobrás shares.

In view of the model adopted for the refund of the Compulsory Loan credits, i.e., payment with Eletrobrás shares, some subsidiaries began to hold parent company shares. Article 244 of Law 6404 of December 15, 1976 forbids the reciprocal interest among the Company, its associated companies or its subsidiaries.

When this conflict was identified, these shares were acquired and procedures were adopted to hold them in treasury for subsequent disposal, as per Article 13, Chapter III and section X of Article 25, Chapter V of the Eletrobrás Bylaws.

NOTE 31 - ELECTRICITY OPERATIONS

		In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Provision	-	-	3,100,769	4,695,326
Supply	-	-	8,205,796	6,964,023
Transmission	-	-	3,543,151	2,938,030
CCEE (Electricity Trading Chamber)- short-term energy	1,399,815	1,106,421	1,758,089	1,980,056
Transfer of ITAIPU energy	5,032,643	4,011,201	5,032,643	4,011,201
Regulatory asset - trading of ITAIPU energy	(1,687,545)	1,288,542	(1,687,545)	1,288,542

	4,744,913	6,406,164	19,952,903	21,877,178

NOTE 32 - ELECTRICITY OPERATIONS DEDUCTIONS

	In thousands of reais

	PARENT COMPANY AND CONSOLIDATED

	09/30/2009	06/30/2009

Global Reversion Reserve - RGR	383,570	400,326
Fuel Consumption Account - CCC	212,285	241,771
Energy Development Account - CDE	45,179	51,386
Renewable Energy Sources Incentive Program - PROINFA	101,699	55,868
Research and Development	149,644	122,823
Others	37,951	11,552

	930,328	883,726

ICMS - State VAT	786,026	719,199

	1,716,354	1,602,925

NOTE 33 - INCOME FROM INVESTMENTS IN SUBSIDIARIES AND OTHERS

		In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Investments in subsidiaries
Equity in results	350,281	433,877	-	-
Return on Capital - ITAIPU	44,348	32,764	44,348	32,764

	394,629	466,641	44,348	32,764

Investments in associated companies
Equity in results	453,077	316,549	453,076	316,549
Interest on capital	67,460	40,458	67,460	40,458

	520,537	357,007	520,536	357,007

Other investments
Interest on capital	13,588	14,171	13,588	14,171
Dividends	65,555	50,782	65,555	50,782
Return on partnership investments	11,294	46,739	92,551	162,690

	90,436	111,692	171,694	227,643

	1,005,602	935,340	736,579	617,414

NOTE 34 - PERSONNEL, SUPPLIES AND SERVICES

		In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Personnel	199,949	152,841	3,323,190	2,678,193
Supplies	2,556	2,105	196,356	178,280
Services	63,109	34,001	1,176,032	1,035,973

	265,614	188,947	4,695,578	3,892,446

NOTE 35 - ENERGY PURCHASED FOR RESALE AND USE OF ELECTRICITY GRID

		In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Supply	-	-	1,706,517	1,217,633
Transmission	-	-	919,515	807,778
Transfer of ITAIPU energy	5,572,012	4,107,200	3,088,015	2,107,724
CCEE (Electricity Trading Chamber)- short-term energy	750,705	1,141,048	905,393	1,351,840
Regulatory asset - sale of ITAIPU electricity	(958,855)	755,099	(958,855)	755,099
Others	4,631	62,672	(33,540)	80,053

	5,368,493	6,066,019	5,627,045	6,320,127

NOTE 36 - OPERATING PROVISIONS

		In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Contingencies	(68,900)	-	97,441	320,414
Allowance for doubtful accounts- consumers
and resellers	-	-	283,874	52,724

Allowance for doubtful accounts - RTE	-	-	2,750	(2,668)

Allowance for doubtful accounts - CCEE	-	-	-	-
Allowance for doubtful accounts - loans and
financing	64,031	27,192	64,031	27,192
Allowance for doubtful accounts - ICMS
credits	-	-	114,506	110,929
Present value adjustment - decommission
obligations	-	-	28,480	(270,682)
Losses on the realization of AFACs (advance
for future capital increase)	49,217	(17,702)	-	-

Unsecured liability in subsidiaries	15,303	97,769	-	-

Others	12,581	(76,008)	165,005	96,372

	72,232	31,251	756,087	334,281

Losses on the realization of AFACs mainly derive from corporate restructuring operations in the third quarter of 2008.

NOTE 37 - FINANCIAL RESULT

		In thousands of reais

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Financial revenues (expenses)
Interest income, commission and
fees	2,890,252	2,600,268	749,619	739,924
Debt charges	(470,186)	(365,506)	(305,612)	(969,699)
Charges on shareholders' funds	(1,115,748)	(1,103,730)	(2,120,063)	(1,126,021)
Financial investments	879,240	638,877	1,102,750	907,789
Default charges	3,682	144	148,673	131,246
Other revenues (expenses)	11,978	(30,629)	(325,103)	(265,644)

	2,199,218	1,739,424	(749,736)	(582,405)

Monetary and currency
adjustments
Net monetary adjustments	22,302	865,175	55,944	311,743
Net currency adjustments	(4,364,802)	988,057	(3,781,499)	855,193

	(4,342,500)	1,853,232	(3,725,555)	1,166,936

	(2,143,282)	3,592,656	(4,475,291)	584,531

NOTE 38 - VOLUNTARY SEVERANCE PROGRAM - PDVE

ELETROBRÁS implemented a Voluntary Severance Program aimed at streamlining its staff, open to everyone with the following conditions:

a) Participants of the defined benefit plan of Fundação Eletrobrás de Seguridade Social - ELETROS - who are already retired under the Brazilian Social Security Institute (INSS) system and are eligible to the benefits of the supplementary pension plan of ELETROS within 24 months after adhering to PDVE;

b) Participants of the defined contribution plan of Fundação Eletrobrás de Seguridade Social - ELETROS - who are eligible to the benefits of the supplementary pension plan of ELETROS within 24 months after adhering to PDVE; and

c) Non-participants of Fundação Eletrobrás de Seguridade Social - ELETROS - who are already retired under the INSS, or eligible for retirement, within 24 months after adhering to PDVE, even if on a pro rata basis by the Social Security General System.

After the termination of employment with ELETROBRÁS, the Company will not be responsible for any contribution to the government or private pension plan.

In order to stimulate employees to adhere to the PDVE, an additional indemnity will be paid for each year worked, plus severance pay due in cases of dismissal without just cause, according to the following criteria:

a) 50% of monthly compensation per full year worked, limited to 24 years and corresponding to twelve times the highest salary of the Company.

b) Health care for 12 months as from the severance date.

In order to cover the expenses related to the implementation of PDVE, the Company maintains a provision under the item "Estimated Liabilities" at September 30, 2009, of R$74,133 thousand to be used through December 2009, as severances occur.

Chesf approved a severance program for employees who are about to retire and that voluntarily wish to join the program named “Voluntary Planned Severance Program – PDVP”, with severance scheduled up to February 28, 2011, obtaining 1,806 adhesions with 70 severances up to this quarter.

PDVP expenses include financial incentives, FGTS fine, prior notice, maintenance of an Employer’s Support Plan (PAP), for the maximum period of twelve (12) months as of the severance date, among others.

In order to cover these expenses, the Company recorded in the income for this quarter an amount of R$275,144 thousand.

NOTE 39 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

I - Investment management

Financial investments of ELETROBRÁS comprise basically long-term loans and financing and shareholdings in electricity public utility concessionaires, detailed in Notes 9 and 16 and Exhibits II and III.

II - Financial Instruments

a) Cash and cash equivalents: the market value of these assets is equivalent to their book values.

b) Marketable securities: these are classified as held-to-maturity securities and are recorded at acquisition cost plus interest and monetary adjustment credited to results. These instruments are adjusted to probable realizable value, where applicable.

c) Consumers and resellers: the amounts receivable from consumers and resellers are classified as held to maturity and are recorded by their probable realizable values.

d) Rescheduled receivables: these are classified as held-to-maturity and are recorded at their probable realizable values.

e) Loans and financing granted: loans and financing granted refer to the financing of the Brazilian electricity sector, bearing average interest of 9.57% p.a. (June 30, 2009 - 9.47% p.a.).

Financing is restricted to public electricity utility concessionaires, thus, the market rate (or the Company's opportunity cost of capital) is defined by it, taking into account the risk premium compatible with sector activities. Since it is not possible to seek alternatives other than the electricity sector itself, the present value of these loans corresponds to its book value.

At September 30, 2009, the Company had 796 loans and financing agreements, amounting to R$37,978,561 thousand (June 30, 2009 - R$38,819,451 thousand), as follows:

	In thousands of dollars
Currency	(equivalent)%		In thousands of reais

US dollar	8,418,861	39.41	14,969,576
IGP-M	5,787,534	27.10	10,290,815
Real	6,788,356	31.78	12,070,377
Yen	251,932	1.18	447,960
Euro	112,436	0.53	199,923

Total	21,359,119	100.00	37,978,651

f) Loans and financing obtained:

In long-term liabilities, highlighted are the loans and financing obtained with financial institutions, especially from abroad, and the Sector Funds, specifically the Global Reversion Reserve - RGR. The market values of loans and financing obtained are equivalent to their book values.

The funds raised are comprised of loans contracted with international multilateral agencies - IDB, IBRD, CAF, and it is not feasible to discount them at a rate different from that established for Brazilian debt. Other loans are raised at international rates, where the book value approximates the present value.

ELETROBRÁS ended the third quarter of 2009 with 12 agreements, including loans, financing and bonds, amounting to R$3,131,920 thousand (June 30, 2009 - R$3,538,393 thousand), as follows:

	In thousands of dollars
Currency	(equivalent)%		In thousands of reais

US dollar	2,578,324	89.33	4,584,518
Euro	100,227	3.47	178,213
Yen	207,631	7.19	369,188

Total	2,886,182	100.00	5,131,920

g) The compulsory loan, extinguished by Law No. 7181 of December 20, 1993, could only be collected up to December 31, 1993. Currently, ELETROBRÁS manages the residual balance of the Compulsory Loans, adjusting them based on the IPCA-E and accruing annual interest of 6%., with defined redemption period. The market values of these loans and financing are equivalent to their book values.

h) Derivatives

1 - Fair value of derivative instruments

On September 30, 2009, there were no outstanding derivative financial instruments, and none were entered into in the period ended September 30, 2009.

h.1) Embedded derivatives

The subsidiary ELETRONORTE in 2004 executed long-term electricity supply agreements with three of its major customers. These long-term agreements are associated with the aluminum international price on the London Metal Exchange (LME), as the basic asset for the purposes of defining monthly amounts of the agreements.

The breakdown of agreements is as follows:

Dates of the agreement

Customer	Start	Maturity	Megawatts average volume

750 MW - until 12/31/2006
Albrás	7/1/2004	12/31/2024	800 MW - as from 1/1/2007
Alcoa	7/1/2004	12/31/2024	304.92 MW to 328 MW
BHP	7/1/2004	12/31/2024	353.08 MW to 492 MW

These agreements include the "cap and floor band" concept related to the aluminum price quoted on the LME. The cap and floor price of LME is limited to US$2,773.21/tonne and US$1,450/tonne, respectively.

The Company does not carry out other types of derivatives operations except for those mentioned in this Note. Other information about this operation is disclosed in Note 19.

III - Risks

a) Regulatory Risk

The Company, through its subsidiaries, holds concessions for the public service of electricity generation, transmission and distribution with maturities according to the prevailing laws. Should these concessions not be renewed or are renewable only with the imposition of additional costs to the Company, current profitability and activity levels may change.

b) Exchange rate risk

A major portion of the Company's assets and results of operations is significantly affected by the exchange rate risk factor, especially in the US dollar. On September 30, 2009, the Company has credits deriving from financing granted in foreign currency, amounting to R$15,617,459 thousand, corresponding to US$8,783,229 thousand. When comparing foreign currency-denominated receivables and debt, there is a coverage of approximately 4.11 times.

c) Credit risk

The Company, through its subsidiaries, operates in the electricity generation and transmission markets, supported by agreements executed in a regulated framework. In the bilateral agreements executed with electricity distribution companies, the Company seeks to minimize its credit risks by means of guarantee mechanisms involving receivables from their customers.

In the transactions with industrial customers called free consumers, the credit risk is minimized by means of the prior analysis of business conditions.

d) Price risk

Until 2004, electricity supply prices deriving from generation activity were established by ANEEL. After the auction 001/2004 held by the regulatory authority, the generation companies started to commercialize their electricity with a higher number of customers, at prices defined by the market.

The electricity transmission activity's remuneration is established by ANEEL, by setting the authorized annual revenue - RAP, deemed as sufficient to cover operating costs and to maintain the economic and financial balance of the concession.

e) Market risk

A significant portion of electricity generated by the companies controlled by ELETROBRÁS is sold by means of energy trading agreements in a regulated framework - CCEAR's, executed as a result of the subsidiaries participation in energy auctions, organized by ANEEL.

NOTE 40 - RELATED PARTIES TRANSACTIONS

The transactions of ELETROBRÁS with its subsidiaries and special-purpose entities are carried out at prices and under conditions compatible with those practiced in the market. Among the main operations that took place with related parties, highlighted are the loans and financing granted which were established under market conditions and/or according to specific laws. Other operations were also made under normal market conditions.

As shown in the Note 3, the Company does not have share-based compensation.

In addition, there are no operations with individuals deemed as related parties, except for shareholders.

PARENT COMPANY
	ASSETS	LIABILITIES	RESULT

FURNAS
Consumers and resellers	5,397	-	-
Loans and financing	1,150,910	-	-
Return on investments	270,982	-	-
Advance for future capital increase	31,154	-	-
Sundry liabilities	-	339	-
Interest, commissions and fee income	-	-	63,742

	1,458,443	339	63,742

CHESF
Consumers and resellers	2,755	-	-
Loans and financing	3,114,487	-	-
Return on investments	-	-	-
Advance for future capital increase	294,396	-	-
Sundry liabilities	-	1,368	-
Interest, commissions and fee income	-	-	276,988

	3,411,638	1,368	276,988

PARENT COMPANY
	ASSETS	LIABILITIES	RESULT

ELETRONORTE
Consumers and resellers	5,826	-	-
Loans and financing	7,313,289	-	-
Fuel consumption account	138,618	-	-
Advance for future capital increase	-	-	-
Sundry liabilities	-	46	-
Interest, commissions and fee income	-	-	850,009

	7,457,733	46	850,009

ELETROSUL
Renegotiated receivables	12	-	-
Loans and financing	671,886	-	-
Return on investments	-	-	-
Advance for future capital increase	430,144	-	-
Interest, commissions and fee income	-	-	40,150

	1,102,042	-	40,150

CGTEE
Loans and financing	728,933	-	-
Interest, commissions and fee income	-	-	16,830

	728,933	-	16,830

ELETRONUCLEAR
Loans and financing	3,127,744	-	-
Return on investments	11,189	-	-
Advance for future capital increase	-	-	-
Sundry liabilities	-	1,482	-
Interest, commissions and fee income	-	-	274,732

	3,138,933	1,482	274,732

ELETROPAR
Advance for future capital increase	62,285	-	-
Return on investments	-	-	-
Sundry liabilities	-	-	-
Interest, commissions and fee income	-	-	-

	62,285	-	-

PARENT COMPANY
	ASSETS	LIABILITIES	RESULT

ITAIPU
Loans and financing	6,736,631	-	-
Return on investments	-	-	-
Suppliers	-	558,120	-
Energy purchased for resale	-	-	2483,997
Interest, commissions and fee income	-	-	410,278

	6,736,631	558,120	2,894,275

CEAL
Consumers and resellers	788	-	-
Loans and financing	383,152	-	-
Fuel consumption account	1,958	-	-
Advance for future capital increase	-	-	-
Interest, commissions and fee income	-	-	32,607

	385,898	-	32,607

CEPISA
Consumers and resellers	594	-	-
Loans and financing	502,885	-	-
Fuel consumption account	1,505	-	-
Interest, commissions and fee income	-	-	38,192

	504,984	-	38,192

AMAZONAS ENERGIA
Loans and financing	1,676,773	-	-
Fuel consumption account	3,028	-	-
Interest, commissions and fee income	-	-	102,822

	1,679,801	-	102,822

CERON
Loans and financing	482,850	-	-
Fuel consumption account	16,856	-	-
Interest, commissions and fee income	-	-	39,786

	499,706	-	39,786

ELETROACRE
Loans and financing	41,579	-	-
Fuel consumption account	454	-	-
Advance for future capital increase	-	-	-
Interest, commissions and fee income	-	-	3,301

	42,033	-	3,301

PARENT COMPANY
	ASSETS	LIABILITIES	RESULT

NATIONAL TREASURY
Obligations	-	1,113,122	-
Dividends payable	-	-	-

	-	1,113,122	-

ELETROS
Social security contributions	-	-	(16,854)

	-	-	(16,854)

BNDESPAR
Dividends payable	-	-	-

	-	-	-

CHESF
CONSOLIDATED
NORTHEAST TRANSMISSION
SYSTEM	ASSETS	LIABILITIES	RESULT

Permanent shareholding	115,473	-	-
Interest on capital/dividends receivable	-	-	-
Suppliers	-	1,161	-
Revenues from services rendered	-	-	1,318
Revenues from interest on capital/dividends	-	-	- ,
Equity in the results	-	-	18,074
Grid usage charge	-	-	(7,621)

	115,473	1,161	11,781

CEPEL
Operating expenses	-	-	(7,079)

	-	-	(7,079)

INTESA
Permanent shareholding	23,296	-
Interest on capital/dividends receivable		-	-
Suppliers	-	853	-
Equity in the results	-	-	347

	23,296	853	347

ÁGUAS DA PEDRA
Permanent shareholding	61,569	-	(416)

	ASSETS	LIABILITIES	RESULT

ENERGIA SUSTENTÁVEL
Permanent shareholding	176,542	-	-
Equity in the results	-	-	-

	176,542	-	-

INTERLIGAÇÃO ELÉTRICA DO MADEIRA
Permanent shareholding	17,522	-	-

	17,522	-	-

FACHESF
Suppliers	-	1,605	-
Regular contributions	-	3,047	-
Actuarial agreements	-	204,884	(17,162)
Financial expenses	-	-	-
Operating expenses	-	-	(28,402)

	-	209,536	(45,564)

ELETROSUL
ETAU
Permanent shareholding	9,567	-	-
Interest on capital/dividends receivable	-	-	-
Advance for future capital increase	-	-	-
Equity in the results	-	-	6,412

	9,567	-	6,412

ARTEMIS
Other revenues	72,717	-	3,914
Equity in the results	-	-	4,586

	72,717	-	8,500

SC ENERGIA
Permanent shareholding	253,873	-
Interest on capital/dividends receivable	-	-	-
Revenues from services rendered	6,085	-	2,886
Equity in the results	-	-	10,341

	259,958	-	13,227

	ASSETS	LIABILITIES	RESULT

UIRAPURU
Permanent shareholding	23,183
Interest on capital/dividends receivable	-	-	-
Revenues from services rendered	4,991	-	1,787
Equity in the results	-	-	1,907

	28,174	-	3,694

RS ENERGIA
Permanent shareholding	120,038	-	-
Revenues from services rendered	2,807	-	548
Equity in the results	-	-	533

	122,845	-	1,081

ESBR
Permanent shareholding	176,542	-	-

	176,542	-	-

FUNDAÇÃO ELOS
Regular contributions	-	-	-
Actuarial agreements		36,955	7,184
Financial expenses	-	-	-
Operating expenses	-	-	-

	-	36,955	7,184

NORTE BRASIL
Permanent shareholding	490	-	-

	490	-	-

ESTAÇÃO TRANSMISSORA
Permanent shareholding	24,201	-	-

	24,201	-	-

PORTO VELHO
Permanent shareholding	9,190	-	-

	9,190	-	-

ELETRONORTE
BRASNORTE
Permanent shareholding	89,009	-	-

	89,009	-	-

AGUAS DA PEDRA
Permanent shareholding	61,985	-	-

	61,985	-	-

	ASSETS	LIABILITIES	RESULT

AMAPARI
Permanent shareholding	38,061	-	-
Equity in the results	-	-	(3,362)

	38,061	-	(3,362)

AETE
Permanent shareholding	42,409	-	-
Equity in the results	-	-	7,245

	42,409	-	7,245

INTESA
Permanent shareholding	71,830	-	-
Equity in the results	-	-	3,157

	71,830	-	3,157

NORTE BRASIL
Permanent shareholding	1,470	-	-

	1,470	-	-

PORTO VELHO
Permanent shareholding	9,190	-	-

	9,190	-	-

ESTAÇÃO
Permanent shareholding	24,201	-	-

	24,201	-	-

PREVINORTE
Social security contributions	-	3,700	-
Actuarial expenses	-	-	(18,400)

	-	3,700	(18,400)

ELETRONUCLEAR
	ASSETS	LIABILITIES	RESULT

NUCLEOS
Actuarial deficit	-	106,603	-
Regular contribution	-	1,591	4,798

	-	108,194	4,798

REAL GRANDEZA
Provision for actuarial assets	108,602	-	-
Regular contributions	-	2,805	7,183
Administrative expenses	-	-	1,841
Debt charges	-	-	5,152
Actuarial agreements	-	108,602	-
Actuarial assets surplus adjustment	-	-	18,106

	108,602	111,407	32,282

ITAIPU

FIBRA
Accounts receivable
Suppliers	-	-	-
Accounts payable	-	42,992	-
Regular contributions	-	953	-
Actuarial expenses	-	-	(13,295)
Actuarial provision	-	186,962	-
Financial expenses	-	-	(3,597)

	-	230,907	(16,892)

CAJUBI
Accounts receivable	-	-	-
Regular contributions	-	1,524	-
Actuarial expenses	-	131,292	(14,740)

	-	132,816	(14,740)

NOTE 41 - RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

In compliance with provisions of CVM Rule 381 of January 14, 2003, ELETROBRÁS informs that it contracts independent audit services of PricewaterhouseCoopers, engaged in April 2009, for the execution of audit services in connection with the Financial Statements of ELETROBRÁS and its subsidiaries, and also confirms that the Company does not maintain any services agreements with this firm other than those audit services of the Financial Statements.

The Company's policy in relation to its independent public accountants is based on principles that preserve the public accountants' independence.

The jointly-controlled subsidiary ITAIPU BINACIONAL, has contracted BDO Trevisan as its independent public accountants.

NOTE 42 - SUBSEQUENT EVENTS

I) In October, the Brazilian Supreme Court (STJ), declared null the decision of the Federal District Court of Justice (TJ-DF) against subsidiary Eletronorte. However, this decision does not impact Eletrobrás’s results, since the Company had already classified the risk of loss as remote and accordingly did not establish a provision.

It refers to a Collection Suit filed by CNEC - Consórcio Nacional de Engenheiros Consultores S/A against Eletronorte, aiming to receive the monetary restatement and interest on overdue invoices, due to the alleged monetary restatement disproportional to the actual value of the currency, as a result of the suppression and use of indices different from those contractually provided for, according to the claimant.

CNEC lodged an appeal at the Federal District Court of Justice and Territories, which was granted thereby.

Eletronorte lodged a Special Appeal to annul the decision of the Court of Justice, which had revoked the first instance judgment at a trial held on October 20, 2009. Said appeal was granted by three votes against two, and the first instance judgment was reinstated, whereby CNEC’s claim was dismissed.

II) In October, Eletrobrás’s Board of Directors approved the capitalization of R$ 11,770.4 million, corresponding to the balances of advances for future capital increase (AFAC) as well as part of the loans granted to the subsidiaries in which Eletrobrás holds approximately 100% of the capital stock, as the following table illustrates:

R$ million
Subsidiary	Outstanding balances of loans granted with ordinary funds to be capitalized	Balances of advances for future capital increase (AFAC)

Eletronorte	3,762.5	-
Eletrosul	-	332.6
Furnas	-	31.2
Chesf	2,804.3	294.4
CGTEE	38.9	-

Generation and Transmission	6,605.6	658.2

Amazonas	1,331.6	588.0
Boa Vista	17.7	-
Ceal	273.8	241.2
Cepisa	193.4	575.6
Ceron	386.4	720.1
Eletroacre	17.1	161.7
Distributors	2,220.0	2,286.6

Total	8,825.6	2,944.8

The capitalization of the Eletrobrás credits stemming from the outstanding balance of loans granted using ordinary funds as well as the payment of the advances for future capital increase are both subject to approval by the Department of Coordination and Governance of State-run Corporations (DEST), by the Brazilian Electricity Regulatory Agency (ANEEL) and by the Federal Revenue Attorney General’s Office (PGFN). The steps also require the execution of a Corporate Performance Goals Agreement (CMDE) and the amendment of the bylaws of the subsidiaries.

III) In October, Eletrobrás’ Board of Directors approved the Company’s equity interest in Centrales Hidroelétricas de Centroamérica S/A.- CHC, with the purpose of preparing and developing the feasibility studies and the basic project of Hydroelectric Power Plant TUMARIN – Nicaragua.

This operation is dependent on an audit to be conducted by Eletrobrás itself regarding the amount, rights and obligations to be used by Construtora Queiroz Galvão for the payment of its shares, and to whether Construtora Queiroz Galvão and CHC will accept the audit’s results. Should the amount ascertained by the aforementioned audit be lower than the one informed by Construtora Queiroz Galvão, the latter shall make a cash transfer of the additional amount for the payment of shares.

Should this operation become effective, Eletrobrás would have a 50% interest in CHC’s capital.

José Antonio Muniz Lopes	Astrogildo Fraguglia Quental
Chief Executive Officer	Chief Financial and Investor Relations Officer

Valter Luiz Cardeal de Souza	Miguel Colasuonno
Engineering Officer	Administration Officer

Flávio Decat de Moura	Ubirajara Rocha Meira
Distribution Officer	Technology Officer

João Vicente Amato Torres
 Accountant
CRC-RJ-057.991/O -S-DF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

STATEMENTS OF VALUE ADDED PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(in thousands of Reais )

	PARENT COMPANY		CONSOLIDATED

	09/30/2009	09/30/2008	09/30/2009	09/30/2008

1 - REVENUES (EXPENSES)
Sale of goods, products and services	4.744.913	6.406.163	19.666.795	21.295.562
Non operating revenues (expenses)	-	13	5.784	(294.516)

	4.744.913	6.406.177	19.672.579	21.001.046

2 - INPUTS ACQUIRED FROM THIRD PARTIES
Materials, services and others	(163.151)	(146.758)	(4.576.106)	(3.894.258)
Sector charges	-	-	(930.328)	(883.726)
Energy purchased for resale	(5.368.493)	(6.066.019)	(4.707.530)	(5.512.349)
Fuel for electricity production	-	-	(540.144)	(914.749)

	(5.531.644)	(6.212.777)	(10.754.108)	(11.205.083)

3 - GROSS VALUE ADDED	(786.731)	193.400	8.918.471	9.795.964

4 - RETENTIONS
Operating provisions	(72.232)	(31.251)	(756.087)	(334.281)
Depreciation, amortization and depletion	(4.489)	(5.218)	(1.805.404)	(1.749.533)

	(76.721)	(36.469)	(2.561.491)	(2.083.814)

5 -NET VALUE ADDED PRODUCED BY THE ENTITY	(863.452)	156.931	6.356.980	7.712.150

6 - VALUE ADDED RECEIVED IN TRANSFER
Equity interest	1.005.602	935.340	736.578	617.414
Financial revenues	3.795.477	4.104.464	2.056.986	2.090.702

	4.801.079	5.039.804	2.793.565	2.708.116

7 - TOTAL VALUE ADDED TO DISTRIBUTE	3.937.627	5.196.735	9.150.545	10.420.266

DISTRIBUTION OF VALUE ADDED

PERSONNEL
. Personnel, charges and fees	181.039	139.306	3.153.824	2.540.129
. Retirement and pension plans	18.910	13.535	169.366	138.064

	199.949	152.841	3.323.190	2.678.193

TAXES
. Taxes, fees and contributions	(804.623)	1.331.957	645.911	3.045.759

THIRD PARTIES
. Financial charges and rentals	5.938.758	511.808	6.532.278	1.506.171
. Donations and contributions	139.206	102.043	178.648	132.340

	6.077.964	613.851	6.710.926	1.638.511

SHAREHOLDERS
. Minority interest	-	-	6.182	(40.284)
. Retained profits	(1.535.663)	3.098.087	(1.535.664)	3.098.087

	(1.535.663)	3.098.087	(1.529.483)	3.057.803

	3.937.627	5.196.735	9.150.545	10.420.266

     CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
CONSUMERS AND DISTRIBUTORS ON SEPTEMBER 30, 2009 AND JUNE 30, 2009
(in thousands of Reais)

	PARENT COMPANY					CONSOLIDATED

	09/30/2009				06/302009	09/30/2009				06/302009

	Due	Overdue by 90 days	More than 90 days	Total	Total	Due	Overdue by 90 days	More than 90 days	Total	Total

AES ELETROPAULO	163.202	-	-	163.202	178.442	259.618	-	-	259.618	219.894
AES SUL	34.492	-	-	34.492	37.662	49.308	-	-	49.308	50.658
AES TIETÊ	-	-	-	-	-	600	-	-	600	1.761
AMPLA	35.115	-	-	35.115	38.346	69.139	-	-	69.139	64.849
ANDE	-	-	-	-	-	39.900	-	-	39.900	47.523
EBE	42.369	-	-	42.369	46.259	42.369	-	-	42.369	62.279
CEA	-	-	-	-	-	11.929	27.400	642.854	682.183	640.545
CEB	17.135	-	-	17.135	21.819	30.776	-	-	30.776	48.119
CEEE-D	30.041	-	-	30.041	86.832	54.569	-	-	54.569	106.967
CELESC	73.523	-	-	73.523	79.818	111.298	-	-	111.298	121.146
CELG	34.091	51.003	411.747	496.841	489.195	74.773	-	-	74.773	526.709
CELPA	-	-	-	-	-	40.381	1.831	4.460	46.672	42.014
CELPE	-	-	-	-	-	31.914	-	-	31.914	32.405
CEMAR	-	-	-	-	-	27.425	-	-	27.425	26.822
CEMIG	139.035	-	-	139.035	151.967	393.501	-	-	393.501	234.167
CESP	-	-	-	-	-	3.155	-	-	3.155	3.115
COELCE	-	-	-	-	-	29.949	-	-	29.949	27.683
COELBA	-	-	-	-	-	59.576	-	-	59.576	60.150
COPEL	82.024	-	-	82.024	89.636	133.926	180	-	134.106	173.167
CPFL	90.435	-	-	90.435	98.869	114.418	-	-	114.418	128.165
ELEKTRO	48.066	-	-	48.066	52.463	94.640	-	-	94.640	97.627
ENERSUL	13.530	-	-	13.530	14.801	27.347	-	-	27.347	27.771
ESCELSA	25.635	-	-	25.635	27.990	44.823	-	-	44.823	44.452
LIGHT	88.299	-	-	88.299	96.475	152.586	-	-	152.586	145.477
PIRATININGA	46.864	-	-	46.864	51.193	54.546	-	-	54.546	60.135
RGE	31.109	-	-	31.109	34.047	37.302	-	-	37.302	38.290
CCEE trading	-	-	-	-	-	19.512	5.360	294.684	319.556	66.762
Regulatory assets	-	-	-	-	-	18.158	-	-	18.158	86.787
Use of electricity grid	-	-	-	-	-	406.227	2.006	18.277	426.510	316.861
PROINFA	130.054	9.706	54.329	194.089	187.700	130.054	9.706	54.329	194.089	133.371
Consumers	-	-	-	-	-	366.424	225.432	415.200	1.007.056	994.008
Public authority	-	-	-	-	-	68.508	54.402	385.264	508.174	477.317
Other	33.884	-	-	33.884	50.810	261.656	31.937	613.466	907.059	913.464
(-) PCLD	-	-	-	-	-	-	-	(1.694.503)	(1.694.503)	(1.647.881)

	1.158.902	60.709	466.076	1.685.687	1.834.324	3.260.306	358.254	734.031	4.352.591	4.372.579

     CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRÁS
LOANS AND FINANCING GRANTED ON SEPTEMBER 30, 2009 AND JUNE 30, 2009
(in thousands of Reais)

	PARENT COMPANY								CONSOLIDATED

	09/30/2009				06/30/2009				09/30/2009				06/30/2009

	CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL

			CURRENT	NON CURRENT			CURRENT	NON CURRENT			CURRENT	NON CURRENT			CURRENT	NON CURRENT

	AVERAGE RATE	VALUE			AVERAGE RATE	VALUE			AVERAGE RATE	VALUE			AVERAGE RATE	VALUE

SUBSIDIARIES AND JOINTLY-OWNED SUBSIDIARIES
FURNAS	6,29%	11.352	232.154	907.404	6,29%	6.766	212.312	816.615	-	-	-	-	-	-	-	-
CHESF	9,42%	28.997	448.284	2.637.206	9,42%	29.879	430.596	2.751.655	-	-	-	-	-	-	-	-
ELETROSUL	6,27%	4.224	111.208	556.454	6,27%	2.267	96.773	564.358	-	-	-	-	-	-	-	-
ELETRONORTE	13,19%	19.954	219.968	7.073.367	13,19%	11.911	208.872	6.976.893	-	-	-	-	-	-	-	-
ELETRONUCLEAR	11,94%	28.439	90.925	3.008.380	11,94%	21.968	90.203	2.919.045	-	-	-	-	-	-	-	-
CGTEE	2,79%	4.653	52.256	672.024	2,79%	725	45.548	643.660	-	-	-	-	-	-	-	-
CEAL	11,79%	186	38.878	344.088	11,79%	144	45.270	329.044	-	-	-	-	-	-	-	-
CERON	11,31%	738	69.742	412.370	11,31%	89	55.646	410.698	-	-	-	-	-	-	-	-
CEPISA	10,56%	600	71.541	430.744	10,56%	534	88.825	386.017	-	-	-	-	-	-	-	-
ELETROACRE	11,12%	-	12.018	29.563	11,12%	-	9.643	31.028	-	-	-	-	-	-	-	-
MANAUS	9,92%	-	212.185	1.464.588	9,92%	-	171.550	1.156.898	-	-	-	-	-	-	-	-
ITAIPU	7,08%	-	55.332	13.417.930	7,08%	-	60.365	14.984.886	-	-	27.666	6.708.965	-	-	30.183	7.492.443

		99.143	1.614.491	30.954.118		74.283	1.515.603	31.970.797		-	27.666	6.708.965		-	30.183	7.492.443

OTHER

CEMIG	6,15%	2.288	57.564	360.634	6,15%	2.342	56.946	349.423	6,15%	2.288	57.564	360.634	6,15%	2.342	56.946	349.423
COPEL	8,39%	1.509	34.139	181.119	8,39%	2.088	38.892	281.893	8,39%	1.509	34.139	181.119	8,39%	2.088	38.892	281.893
CEEE	8,56%	419	37.077	37.917	8,56%	305	47.758	55.603	8,95%	419	37.077	37.917	8,95%	305	47.758	55.603
DUKE	10,00%	2.173	123.760	395.727	10,00%	2.294	120.866	429.345	10,00%	2.173	123.760	395.727	10,00%	2.294	120.866	429.345
AES TIETÊ	10,00%	4.293	244.525	781.866	10,00%	4.533	238.808	848.288	10,00%	4.293	244.525	781.866	10,00%	4.533	238.808	848.288
AES ELETROPAULO	10,29%	283.679	109.024	535	10,29%	280.590	111.987	538	10,29%	283.679	109.024	535	10,29%	280.590	111.987	538
TRACTBEL	12,00%	506	31.907	18.661	12,00%	575	31.122	26.333	12,00%	506	31.907	18.661	12,00%	575	31.122	26.333
CELPE	6,00%	937	16.976	66.204	6,00%	913	16.976	70.122	6,00%	937	16.976	66.204	6,00%	913	16.976	70.122
CEMAR	3,90%	1.519	26.401	353.126	3,90%	1.669	23.156	350.488	5,91%	1.519	26.401	353.126	5,91%	1.669	23.156	350.488
CESP	8,97%	1.100	30.203	209.810	8,97%	1.130	29.629	218.107	9,36%	1.100	30.203	209.810	9,36%	1.130	29.629	218.107
OTHER		111.273	340.108	1.625.625		104.286	319.351	1.371.907		111.385	411.939	1.641.155		104.437	414.400	1.441.367
( - ) PCLD		(76.867)	(104.839)	-		(71.095)	(108.401)	-		(76.867)	(104.839)	-		(71.095)	(108.401)	-

		332.829	946.845	4.031.224		329.630	927.090	4.002.047		332.941	1.018.676	4.046.754		329.781	1.022.139	4.071.507

T O T A L		431.972	2.561.336	34.985.342		403.913	2.442.693	35.972.844		332.941	1.046.342	10.755.719		329.781	1.052.322	11.563.950

The long term portion of loans and financing granted with usual and sector funds, including transfers maturing in variable portions, as shown below:

	2011	2012	2013	2014	2015	After 2015	TOTAL

PARENT COMPANY	3.362.508	3.254.474	2.997.061	2.892.798	2.631.663	19.846.838	34.985.341
CONSOLIDATED	1.033.753	1.000.539	921.401	889.347	809.065	6.101.613	10.755.719

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
INVESTMENTS IN CONSOLIDATED COMPANIES ON SEPTEMBER 30, 2009 AND JUNE 30, 2009
(in thousands of Reais)

					09/30/2009						06/30/2009

COMPANIES DATA	FURNAS	CHESF	ELETROSUL	ELETRONORTE	ELETRONUCLEAR	ELETROPAR	CGTEE	AMAZONAS ENERGIA	ITAIPÚ(a)	TOTAL	TOTAL

Capital stock	6.000.000	4.539.557	1.245.042	4.177.205	3.296.032	55.769	868.721	2.381.558	177.810	-	-

Advance for future capital increase	31.154	294.396	430.144	-	-	62.285	-	-	-

Shareholders' equity	13.893.588	13.425.237	2.870.338	5.892.534	4.428.710	118.292	271.959	329.156	177.810	-	-

Net income ( loss ) for the period	212.045	641.901	158.755	(296.131)	108.973	10.044	(78.047)	(424.814)	-	-	-

ELETROBRÁS' INTEREST
Number of shares - thousand shares
Common	50.618.949	40.478	42.582.421	81.250	9.612.517	8.480.196	1.126.273	1.750.588	-	-	-
Preferred	14.088.233	1.002	-	-	2.687.216	-	-	-	-	-	-
% Interest
Subscribed and paid-up shares	99,54	99,45	99,71	99,03	99,80	81,61	99,94	100,00	50,00	-	-
Voting capital	99,82	100,00	99,71	99,03	99,92	81,61	99,94	100,00	50,00	-	-

BREAKDOWN OF INVESTMENTS:
Balances in the beginning of the year	13.587.598	12.410.121	2.253.020	6.106.975	4.311.530	45.948	349.797	753.971	116.850	39.935.810	39.935.810
Equity pick-up - income (loss) for the period	211.070	638.370	158.294	(271.599)	108.765	8.196	(78.001)	(424.814)	-	350.281	144.248
Asset adjustments	-	10.130	-	-	-	-	-	-	-	10.130	-
Exchange variation on shareholders' equity	-	-	-	-	-	-	-	-	(27.945)	(27.945)	(19.270)
Adjustments of Law 11,638/2007	-	-	21.802	-	-	(8.438)	-	-	-	13.364	21.802

Balances at the end of the period	13.798.668	13.058.621	2.433.116	5.835.376	4.420.295	45.706	271.796	329.157	88.905	40.281.640	40.082.590

(a) ELETROBRAS' interest, according to Law-Decree 72,707/73, is fixed and equivalent to US$50,000 thousand.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRÁS FIXED ASSETS
(in thousands of Reais)

	PARENT COMPANY						SUBSIDIARIES							CONSOLIDATED

	06/30/2009						06/30/2009								06/30/2009

									AMAZONAS
	ELETROBRAS	FURNAS	CHESF	ELETRONORTE	ELETRONUCLEAR	ELETROSUL	ITAIPÚ	CGTEE	ENERGIA	CEAL	CERON	CEPISA	ELETROACRE	ELETROPAR	TOTAL

Generation
On service	-	8.964.928	17.370.298	18.341.142	6.676.055	-	15.246.341	177.742	2.090.011		36.195			-	68.264.263
Accumulated depreciation	-	(3.165.285)	(7.113.680)	(7.468.030)	(2.130.832)	-	-	-	(1.034.112)	-	(23.528)	-	-	-	(20.935.467)

	-	5.799.643	10.256.618	10.873.112	4.545.223	-	15.246.341	177.742	1.055.899	-	12.667	-	-	-	47.328.796
In progress	-	1.820.585	222.198	281.990	2.140.789	434.111	236.393	799.905	91.952		86			-	6.028.009

	-	7.620.228	10.478.816	11.155.102	6.686.012	434.111	15.482.735	977.647	1.147.851	-	12.753	-	-	-	53.356.806

Transmission
On service	13.269	12.550.073	7.483.294	6.272.271	-	3.935.220	1.201.712	-	-					-	31.455.839
Accumulated depreciation	(914)	(6.510.297)	(3.420.981)	(2.994.461)	-	(1.419.398)	-	-						-	(14.346.051)

	12.355	6.039.776	4.062.313	3.277.810	-	2.515.822	1.201.712	-		-	-	-	-	-	17.109.788
In progress	-	1.271.248	1.187.315	590.129	-	159.423	-	-						-	3.208.115

	12.355	7.311.024	5.249.628	3.867.939	-	2.675.245	1.201.712	-		-	-	-	-	-	20.317.903

Distribution
On service	-	1.518		229.566	-	-	-	-	1.153.714	719.872	510.743	402.115	288.390	-	3.305.918
Accumulated depreciation	-	(636)		(65.921)	-	-	-	-	(548.184)	(267.521)	(220.951)		(71.885)	-	(1.175.098)

	-	882		163.645	-	-	-	-	605.530	452.351	289.792	402.115	216.505	-	2.130.820
In progress	-			81.950	-	-	-	-	273.039	77.833	95.576	107.572	47.710	-	683.680

	-			245.595	-	-	-	-	878.569	530.184	385.368	509.687	264.215	-	2.814.500

Management
On service	42.704	208.294	1.050.734	61.262	14.479	34.733	837.056	-	287.200	13.900	22.216		15.661	186	2.588.425
Accumulated depreciation	(30.708)	(92.711)	(513.868)	(30.434)	(7.049)	(10.989)	-	-	(194.311)	(8.974)	(12.747)	-	(10.182)	(144)	(912.117)

	11.996	115.583	536.866	30.828	7.430	23.744	837.056	-	92.889	4.926	9.469	-	5.479	42	1.676.308
In progress	-	20.069	88.593	174.703	410	1.730	345.432	-	4.006	519	2.663	-	807	-	638.932

	11.996	135.652	625.459	205.531	7.840	25.474	1.182.488	-	96.895	5.445	12.132	-	6.286	42	2.315.241

	24.351	15.067.786	16.353.903	15.474.167	6.693.852	3.134.830	17.866.935	977.647	2.123.315	535.629	410.253	509.687	270.501	42	78.804.449

Concession liabilities
(-) Amortizations and reversals	-	(81.998)	-		-	-	-	-						-	(81.998)
(-) Consumers contribution	-		(3.344)	(317)	-	-	-	-	(24.375)	(19.833)	(12.711)	-	(3.372)	-	(63.952)
(-) Federal government contribution	-	(28.539)	(108.052)	(230.256)		-	-	-	(53.747)	(180.387)	(24.240)	-	(164.532)	-	(789.753)
(-) Donations and subsidies for investments	-		(43.864)		(1.275)	(9.221)	-	-	(244.225)	(36.143)	(4.502)	-	-	-	(339.230)
(-) Other	-	(2.003)	(606)	(677.081)	(177)	-	-	-	-	(5.296)	(116.796)	(209.588)	(8.737)	-	(381.835)

	-	(112.540)	(155.866)	(907.654)	(1.452)	(9.221)	-	-	(322.347)	(241.659)	(158.249)	(209.588)	(176.641)	-	(1.656.768)

TOTAL	24.351	14.955.246	16.198.037	14.566.513	6.692.400	3.125.609	17.866.935	977.647	1.800.968	293.970	252.004	300.099	93.860	42	77.147.682

Average annual depreciation rate (%)
Generation	-	2,30%	2,40%	-2,37%	3,30%	0,00%	0,00%	6,12%	2,03%	0,00%	2.82%	0,00%	0,00%	-
Transmission	-	3,00%	2,98%	-2,99%	0,00%	3,19%	0,00%	0,00%	0,00%	0,00%	4,18%	0,00%	0,00%	-
Distribution / Trading	-	5,70%	0,00%	-2,94%	0,00%	0,00%	0,00%	0,00%	3,21%	1,40%	4,26%	5,40%	4,09%	-
Management	7,95%	9,30%	7,31%	-16,57%	10,00%	7,51%	0,00%	12,50%	1,55%	1,40%	9,01%	5,60%	5,29%	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A - ELETROBRÁS FIXED ASSETS
(in thousands of Reais)

	PARENT
	COMPANY							SUBSIDIARIES							CONSOLIDATED

	09/30/2009							09/30/2009							09/30/2009

	ELETROBRAS	FURNAS	CHESF	ELETRONORTE	ELETRONUCLEAR	ELETROSUL	ITAIPÚ	CGTEE	AMAZONAS ENERGIA	CEAL	CERON	CEPISA	ELETROACRE	ELETROPAR	TOTAL
Generation
On service	-	8.973.328	17.408.976	17.716.054	6.689.046	-	13.691.079	165.630	2.090.999		33.008			-	66.768.120
Accumulated depreciation	-	(3.214.851)	(7.201.462)	(7.583.320)	(2.181.740)	-	-	-	(1.047.940)	-	(21.129)	-	-	-	(21.250.442)

	-	5.758.477	10.207.514	10.132.734	4.507.306	-	13.691.079	165.630	1.043.059	-	11.879	-	-	-	45.517.678
In progress	-	2.064.262	240.201	283.437	2.263.156	505.636	222.028	823.362	99.655		170			-	6.501.907

	-	7.822.739	10.447.715	10.416.171	6.770.462	505.636	13.913.107	988.992	1.142.714	-	12.049	-	-	-	52.019.585

Transmission
On service	13.269	12.585.556	7.482.257	5.965.051	-	3.957.703	1.094.878	-	-	-	-	-	-	-	31.098.714
Accumulated depreciation	(1.002)	(6.600.674)	(3.471.578)	(3.025.215)	-	(1.444.466)	-	-	-	-	-	-	-	-	(14.542.935)

	12.267	5.984.882	4.010.679	2.939.836	-	2.513.237	1.094.878	-		-	-	-	-	-	16.555.779
In progress		1.350.092	1.275.719	651.883	-	173.071	-	-	-					-	3.450.765

	12.267	7.334.974	5.286.398	3.591.719	-	2.686.308	1.094.878	-	-	-	-	-	-	-	20.006.544

Distribution
On service		1.518		275.422	-	-	-	-	1.168.294	747.972	709.792	408.294	472.364	-	3.783.656
Accumulated depreciation		(675)		(68.819)	-	-	-	-	(558.593)	(275.278)	(262.473)		(84.501)	-	(1.250.339)

		843		206.603	-	-	-	-	609.701	472.694	447.319	408.294	387.863	-	2.533.317
In progress				39.122	-	-	-	-	313.703	78.413	79.407	119.110	67.849	-	697.604

				245.725	-	-	-	-	923.404	551.107	526.726	527.404	455.712	-	3.230.921

Management
On service	43.032	211.397	1.049.681	80.786	14.150	35.168	763.428	-	288.990	14.399	23.197		15.775	186	2.540.189
Accumulated depreciation	(31.622)	(95.588)	(527.044)	(41.910)	(6.960)	(11.363)	-	-	(197.699)	(9.165)	(13.122)	-	(10.361)	(147)	(944.981)

	11.410	115.809	522.637	38.876	7.190	23.805	763.428	-	91.291	5.234	10.075	-	5.414	39	1.595.209
In progress		22.137	106.639	177.559	340	1.577	231.359	-	4.724	260	1.854	-	806	-	547.255

	11.410	137.946	629.276	216.435	7.530	25.382	994.787	-	96.015	5.494	11.929	-	6.220	39	2.142.464

	23.677	15.296.502	16.363.389	14.470.050	6.777.992	3.217.326	16.002.773	988.992	2.162.133	556.601	550.704	527.404	461.932	39	77.399.514

Concession liabilities
(-) Amortizations and reversals	-	(81.998)	-		-	-	-	-				(209.715)		-	(291.713)
(-) Consumers contribution	-		(3.344)	(318)	-	-	-	-	(24.375)	(20.106)	(12.939)	-	(3.424)	-	(64.506)
(-) Federal government contribution	-	(19.389)	(108.052)	(230.256)		-	-	-	(183.712)	(165.293)	(24.240)	-	(172.614)	-	(903.556)
(-) Donations and subsidies for investments	-	(2.003)	(43.864)	(5.828)	(885)	(9.221)	-	-	(114.315)	(36.143)	(4.501)	-	-	-	(216.760)
(-) Other	-	(9.150)	(606)	(32.804)	(171)	-	-	-	-	(5.295)	(150.539)	7.202	(8.821)	-	(200.184)

	-	(112.540)	(155.866)	(269.206)	(1.056)	(9.221)	-	-	(322.402)	(226.837)	(192.219)	(202.513)	(184.859)	-	(1.676.719)

TOTAL	23.677	15.183.962	16.207.523	14.200.844	6.776.936	3.208.105	16.002.773	988.992	1.839.731	329.764	358.485	324.891	277.073	39	75.722.795

Average annual depreciation rate (%)
Generation	-	2,30%	2,40%	-2,37%	3,30%	0,00%	0,00%	6,12%	2,03%	0,00%	2.82%	0,00%	0,00%	-
Transmission	-	3,00%	2,98%	-2,99%	0,00%	3,19%	0,00%	0,00%	0,00%	0,00%	4,18%	0,00%	0,00%	-
Distribution / Trading	-	5,70%	0,00%	-2,94%	0,00%	0,00%	0,00%	0,00%	3,21%	1,40%	4,26%	5,40%	4,09%	-
Management	7,95%	9,30%	7,31%	-16,57%	10,00%	7,51%	0,00%	12,50%	1,55%	1,40%	9,01%	5,60%	5,29%	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

LOANS AND FINANCING RECEIVED ON SEPTEMBER 30, 2009 AND JUNE 30, 2009
(in thousands of Reais)

	PARENT COMPANY								CONSOLIDATED

	09/30/2009				06/30/2009				09/30/2009				06/30/2009

	CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL

	Average rate	Value	Current	Non-current	Average rate	Value	Current	Non-current	Average rate	Value	Current	Non-current	Average rate	Value	Current	Non-current

FOREIGN CURRENCY
Financial Institutions

Inter-American Development Bank - IDB	5,32%	903	15.835	264.667	5,32%	4.292	36.312	290.493	5,32%	903	15.835	264.667	5,32%	4.292	36.312	290.493
Corporación Andino de Fomento - CAF	4,63%	11.867	-	1.244.670	4,63%	12.036		1.366.120	4,76%	11.867	-	1.244.670	4,76%	12.036		1.366.120
Kreditanstalt fur Wiederaufbau - KFW	5,73%	1.405	24.701	62.765	5,73%	132	26.019	66.114	5,73%	1.691	36.087	62.765	5,73%	208	38.012	66.114
Dresdner Bank	6,25%	1.877	24.701	62.764	6,25%	176	26.018	66.113	6,25%	1.992	30.228	62.764	6,25%	206	31.840	66.113
Eximbank	2,15%	(0)	21.475	347.890	2,15%	1.865	44.483	355.862	2,15%	(177)	21.475	347.890	2,15%	1.865	44.483	355.862
Other		10.979	1.796	681.689		1.373	1.969	649.096		12.021	9.057	702.743		2.213	9.813	586.307

		27.031	88.508	2.664.446		19.875	134.801	2.793.798		28.297	112.682	2.685.500		20.821	160.460	2.731.009

Bonds
Bonds - Dresdner Bank	7,75%	16.119		533.430	7,75%	4.440		585.480	7,75%	16.119	-	533.430	7,75%	4.440	-	585.480
Bonds - Credit Suisse	6,88%	24.287		1.778.100		-	-	-		24.287		1.778.100

		40.405	-	2.311.530		4.440	-	585.480		40.405	-	2.311.530		4.440	-	585.480

Other
National Treasury - ITAIPU		-	-	-		-	-	-		10.686	331.821	8.991.904		5.213	342.110	9.946.520

		-	-	-		-	-	-		10.686	331.821	8.991.904		5.213	342.110	9.946.520

		67.436	88.508	4.975.976		24.315	134.801	3.379.278		79.388	444.502	13.988.934		30.474	502.570	13.263.008

DOMESTIC CURRENCY
Receivables securitization fund		-	-	-		-	-	-			112.320	249.966		-	151.125	-
Other		-	-	-		-	-	-		57.273	278.285	2.785.855		70.210	254.342	2.981.183

		-	-	-		-	-	-		57.273	390.605	3.035.821		70.210	405.467	2.981.183

		67.436	88.508	4.975.976		24.315	134.801	3.379.278		136.661	835.108	17.024.755		100.684	908.037	16.244.192

a) Debts are guaranteed by the federal government and/or ELETROBRÁS.
b) The total amount due in foreign currency, including charges, corresponds to R$3,131,920 thousand in the parent company, equivalent to US$2,886,182 thousand and in the consolidated corresponds to R$14,512,825 thousand, equivalent to US$8,161,985 thousand. The percentage distribution per type of currency is as follows:

	US$	EURO	YEN

PARENT COMPANY	89%	3%	7%
CONSOLIDATED	94%	2%	4%

c) Loans and financing are subject to charges, whose average rate in September/2009 was 6.29%p.a. and in June/2009 was 6.53 %p.a.
d) The long-term portion of loans and financing denominated in thousands of US dollars has the following maturity:

	2011	2012	2013	2014	2015	After 2015	TOTAL

PARENT COMPANY	122.438	122.438	195.549	240.548	240.550	1.876.957	2.798.480
CONSOLIDATED	426.207	1.311.036	1.533.551	1.496.704	1.478.249	3.328.943	9.574.691

00243-7	CENTRAIS ELET BRASILEIRAS S.A.	00.001.180/0001-26

07.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

Economic-Financial Performance

Eletrobrás posted a net profit of R$ 453.8 million, equal to R$ 0.40 per share, in the third quarter of 2009, compared to a net profit of R$ 2,113.7 million, or R$ 1.87 per share, in the same period last year. In the first nine months of 2009, Eletrobrás recorded a net loss of R$ 1,535.7 million, equal to R$ 1.36 per share, due to depreciation of the Brazilian real. In the 9M08, the Company registered a net profit of R$ 3,098.1 million, or R$ 2.74 per share.

The profit in the period resulted from the recognition of results obtained by companies in which ELETROBRÁS owns an equity interest. Equity income results added R$ 462 million to the Company’s third quarter result.

Financial result from financing activities had a positive impact of R$ 784 million on the third quarter result, compared to R$ 606 million in the same period last year. The Company registered a net loss of R$ 1,256.5 million as a result of exchange rate variation, due primarily to the depreciation of the U.S. dollar. In the same period in 2008, exchange rate variation generated a positive impact of R$ 2,569.4 million.

In the third quarter, the net effect from the booking of regulatory assets stemming from the sale of ITAIPU electricity came to a positive R$ 314.2 million, which impacted the final result due to the average variation over the past 24 months in the U.S.-based Consumer Price Index and the Industrial Price Index, both used to determine the value of those assets, which are denominated in US dollars.

Summary of Economic Indicators

Consolidated	3Q09	3Q08	Variation (%)
In R$ millions
Net Revenue	3,125	2,296	36.1
Gross Profit	563	30	1,776.7
Financial Result	(518)	3,176	(116.3)
Equity Interest Results	462	44	950.0
Results for the Period	454	2,114	(78.52)

The variations registered in the main indices of financing and onlending contracts were as follows:

	Through September of 2009	Through September of 2008
IGP-M Index	(0.40)%	12.31%
SELIC Rate	(0.69)%	1.10%
U.S. Dollar	(7.11)%	4.10%
Euro	(3.42)%	2.65%

Relevant Events in the Period

Supreme Court decision on processes related to the compulsory loan

In a decision issued August 12, 2009 regarding the compulsory loan credits, the Brazilian Supreme Court partially granted the appeal lodged by Eletrobrás, since the credits from the first and second conversions were deemed time-barred. The Court also ruled that the SELIC rate was not applicable to the principal and that interest had incurred only from the date of the summons. The conversion of the aforementioned credits was maintained at the share book value.

Drafting of Provisional Measure 466

Provisional Measure 466, which refers to electricity services in isolated systems, was drafted on July 29, 2009. PM 466 is currently being considered by the Brazilian Congress, which will determine whether it becomes a federal law that would subsequently be regulated by the Brazilian National Electric Energy Agency (ANEEL).

Subsequent Events

In October, Eletrobrás’s Board of Directors approved the capitalization of R$ 11,770.4 million, corresponding to the balances of advances for future capital increase (AFAC) as well as part of the loans granted to the subsidiaries in which Eletrobrás holds approximately 100% of the capital stock, as the following table illustrates:

R$ million

Subsidiary	Outstanding balances of loans granted with ordinary funds to be capitalized	Balances of advances for future capital increase (AFAC)

Eletronorte	3,762.5	-
Eletrosul	-	332.6
Furnas	-	31.2
Chesf	2,804.3	294.4
CGTEE	38.9	-

Generation and Transmission	6,605.6	658.2

Amazonas	1,331.6	588.0
Boa Vista	17.7	-
Ceal	273.8	241.2
Cepisa	193.4	575.6
Ceron	386.4	720.1
Eletroacre	17.1	161.7
Distributors	2,220.0	2,286.6

Total	8,825.6	2,944.8

The capitalization of the Eletrobrás credits stemming from the outstanding balance of loans granted using ordinary funds as well as the payment of the advances for future capital increase are both subject to approval by the Department of Coordination and Governance of State-run Corporations (DEST), by the Brazilian Electricity Regulatory Agency (ANEEL) and by the Federal Revenue Attorney General’s Office (PGFN). The steps also require the execution of a Corporate Performance Goals Agreement (CMDE) and the amendment of the bylaws of the subsidiaries.

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

Economic-Financial Performance

Eletrobrás posted a net profit of R$ 453.8 million, equal to R$ 0.40 per share, in the third quarter of 2009, compared to a net profit of R$ 2,113.7 million, or R$ 1.87 per share, in the same period last year. In the first nine months of 2009, Eletrobrás recorded a net loss of R$ 1,535.7 million, equal to R$ 1.36 per share, due to depreciation of the Brazilian real. In the 9M08, the Company registered net profit of R$ 3,098.1 million, or R$ 2.74 per share.

The profit in the period resulted from the recognition of results obtained by companies in which ELETROBRÁS owns an equity interest. Equity income results added R$ 271 million to the Company’s third quarter result.

Financial result from financing activities had a negative impact of R$ 597 million on the third quarter result, compared to R$ 405 million in the same period last year. The Company registered a net loss of R$ 988 million as a result of exchange rate variation, due primarily to the depreciation of the U.S. dollar. In the same period in 2008, exchange rate variation generated a positive impact of R$ 2,272.6 million.

In the third quarter, the net effect from the booking of regulatory assets stemming from the sale of ITAIPU electricity came to positive R$ 314.2 million, which impacted the final result due to the average variation over the past 24 months in the U.S.-based Consumer Price Index and the Industrial Price Index, both used to determine the value of those assets, which are denominated in US dollars.

Summary of Economic Indicators

Consolidated	3Q09	3Q08	Variation (%)
In R$ millions
Net Revenue	7,785	7,107	9.54
Gross Profit	1,768	1,424	24.16
Financial Result	(1,586)	1,867	(184.95)
Equity Interest Results	271	136	99.26
Results for the Period	454	2,114	(78.52)

The variations registered in the main indices of financing and onlending contracts were as follows:

	Through September of 2009	Through September of 2008
IGP-M Index	(0.40)%	12.31%
SELIC Rate	(0.69)%	1.10%
U.S. Dollar	(7.11)%	4.10%
Euro	(3.42)%	2.65%

Relevant Events in the Period

Supreme Court decision on processes related to the compulsory loan

In a decision issued August 12, 2009 regarding the compulsory loan credits, the Brazilian Supreme Court partially granted the appeal lodged by Eletrobrás, since the credits from the first and second conversions were deemed time-barred. The Court also ruled that the SELIC rate was not applicable to the principal and that interest had incurred only from the date of the summons. The conversion of the aforementioned credits was maintained at the share book value.

Drafting of Provisional Measure 466

Provisional Measure 466, which refers to electricity services in isolated systems, was drafted on July 29, 2009. PM 466 is currently being considered by the Brazilian Congress, which will determine whether it becomes a federal law that would subsequently be regulated by the Brazilian Electricity Regulatory Agency (ANEEL).

Subsequent Events

In October, Eletrobrás’s Board of Directors approved the capitalization of R$ 11,770.4 million, corresponding to the balances of advances for future capital increase (AFAC) as well as part of the loans granted to the subsidiaries in which Eletrobrás holds approximately 100% of the capital stock, as the following table illustrates:

R$ million
Subsidiary	Outstanding balances of loans granted with ordinary funds to be capitalized	Balances of advances for future capital increase (AFAC)

Eletronorte	3,762.5	-
Eletrosul	-	332.6
Furnas	-	31.2
Chesf	2,804.3	294.4
CGTEE	38.9	-

Generation and Transmission	6,605.6	658.2

Amazonas	1,331.6	588.0
Boa Vista	17.7	-
Ceal	273.8	241.2
Cepisa	193.4	575.6
Ceron	386.4	720.1
Eletroacre	17.1	161.7
Distributors	2,220.0	2,286.6

Total	8,825.6	2,944.8

The capitalization of the Eletrobrás credits stemming from the outstanding balance of loans granted using ordinary funds as well as the payment of the advances for future capital increase are both subject to approval by the Department of Coordination and Governance of State-run Corporations (DEST), by the Brazilian Electricity Regulatory Agency (ANEEL) and by the Federal Revenue Attorney General’s Office (PGFN). The steps also require the execution of a Corporate Performance Goals Agreement (CMDE) and the amendment of the bylaws of the subsidiaries.

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - INVESTOR SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)
01	FURNAS CENTRAIS ELÉTRICAS	23.274.194/0001-19	PRIVATE SUBSIDIARY	99.54	18.61
COMMERCIAL, INDUSTRIAL AND OTHER		64,707,172		64,707,172
02	CIA HIDROELÉTRICA DO SÃO FRANSCICO- CHESF	33.541.368/0001-16	PUBLICLY-HELD SUBSIDIARY	99.45	20.46
COMMERCIAL, INDUSTRIAL AND OTHER		41,480		41,480
03	CENTRAIS ELÉTRICAS DO NORTE DO BRASIL	00.357.038/0001-16	PRIVATE SUBSIDIARY	99.03	16.31
COMMERCIAL, INDUSTRIAL AND OTHER		81,552		81,552
04	ITAIPU BINACIONAL	00.395.988/0001-35	PRIVATE SUBSIDIARY	50.00	16.85
COMMERCIAL, INDUSTRIAL AND OTHER		50,000		50,000

20.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Other Information Deemed as Relevant by the Company

1 – Shareholding by type and class of stockholders with more than 5% of shares of the Company’s capital stock.

• ELETROBRÁS:

Stockholders on 9/30/2009	Common Shares (units)		Class A Preferred Shares (units)		Class B Preferred Shares (units)		Total
Federal Government	470,656,241	52.00%			712	0.00%	470,656,953	41.56%
****BNDESPAR	190,757,950	21.08%			18,691,102	8.23%	209,449,052	18.50%
*National Development Fund - FND	45,621,589	5.04%					45,621,589	4.03%
*Housing Guarantee Fund - FHAB	1,000,000	0.11%					1,000,000	0.09%
*Investments Guarantee Fund - FGI					8,750,000	3.85%	8,750,000	0.77%
*Operations Guarantee Fund - FGO					8,750,000	3.85%	8,750,000	0.77%
**JP Morgan Chase Bank	65,062,324	7.19%			32,797,650	14.44%	97,859,974	8.64%
Paola Penotti Chiappa			22,800	15.52%			22,800	0.00%
Giovanni Chiappa			15,248	10.38%			15,248	0.00%
***Skagen K. T. Verdipapirfond					15,692,700	6.91%	15,692,700	1.39%
***Aksjefondet Skagen Global					11,342,177	4.99%	11,342,177	1.00%
Other	131,925,423	14.58%	108,872	74.10%	131,162,302	57.73%	263,196,597	23.24%
Total	905,023,527	100.00%	146,920	100.00%	227,186,643	100.00%	1,132,357,090	100.00%

*Funds in which the Federal Government holds an interest.
** Depositary bank of Eletrobrás ADRs.
***Funds headquartered abroad whose shareholdings were not disclosed.
**** Publicly-held company.

• BNDESPAR

BNDES holds 100% of BNDESPAR’s capital stock.

BNDES is a federal public company associated with the Ministry of Development, Industry and Foreign Trade.

2 – Amount and type of shares issued by the Company held by the groups: Controlling stockholder, Management and Fiscal Council members, pursuant to Article 4.2, item III of Bovespa’s Corporate Governance Level 1 Listing Rules.

2.1 – Controlling Stockholder and Management (ELETROBRÁS):
Stockholders on 9/30/2009	Common Shares (units)		Class A Preferred Shares (units)		Class B Preferred Shares (units)		Total
Controlling Stockholder	708,035,780	78.23%	0	0.00%	36,191,814	15.93%	744,227,594	65.72%
Board of Directors	420	0.00%	0	0.00%	420	0.00%	420	0.00%
Executive Officers	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Fiscal Council	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total	708,036,200	78.23%	0	0.00%	36,192,234	15.93%	744,228,014	65.72%

2.2 – Outstanding shares (Free Float):
Stockholders on 9/30/2009	Common Shares (units)		Class A Preferred Shares (units)		Class B Preferred Shares (units)		Total
Other*	196,987,327*	21.77%	146,920	100.00%	190,994,829	84.07%	388,129,076	34.28%
* Excluding the 420 shares held by the Management (Executive officers and Members of the Board of Directors).
2.3 – Overall total:
Stockholders on 9/30/2009	Common Shares (units)		Class A Preferred Shares (units)		Class B Preferred Shares (units)		Total
Overall total	905,023,527	100.00%	146,920	100.00%	227,186,643	100.00%	1,132,357,090	100.00%

3 – Amount and type of shares issued by the Company held by the groups: Controlling stockholder, Management and Fiscal Council members, pursuant to Article 4.2, item IV of Bovespa’s Corporate Governance Level 1 Listing Rules.

3.1 – Controlling Stockholder and Management:
Stockholders on 9/30/2008	Common Shares (units)		Class A Preferred Shares (units)		Class B Preferred Shares (units)		Total
Controlling Stockholder	708,035,780	78.23%	0	0.00%	35,191,002	15.49%	743,226,782	65.64%
(Federal Government)
Board of Directors	22	0.00%	0	0.00%	0	0.00%	22	0.00%
Executive Officers	0	0.00%	0	0.00%	0	0.00	0	0.00%
Fiscal Council	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total	708,035,802	78.23%	0	0.00%	35,191,002	15.49%	743,226,804	65.64%

3.2 – Outstanding shares (Free Float):
Stockholders on 9/30/2008	Common Shares (units)		Class A Preferred Shares (units)		Class B Preferred Shares (units)		Total
Other*	196,987,725	21.77%	146,920	100.00%	191,995,641	84.51%	389,130,286	34.36%
* Excluding the 22 shares held by the Management (Executive officers and Members of the Board of Directors).

3.3 – Overall total:
Stockholders on 9/30/2008	Common Shares (units)		Class A Preferred Shares (units)		Class B Preferred Shares (units)		Total
Overall total	905,023,527	100.00%	146,920	100.00%	227,186,643	100.00%	1,132,357,090	100.00%
Reference date: September 30, 2009

21.01 – SPECIAL REVIEW REPORT – QUALIFIED OPINION

Review Report of Independent Accountants

To the Management and Stockholders
Centrais Elétricas Brasileiras S.A. - Eletrobrás

1 We have reviewed the accounting information included in the Quarterly Information (ITR) of Centrais Elétricas Brasileiras S.A. - Eletrobrás ("Company" or "Eletrobrás") and its subsidiaries (parent company and consolidated), for the quarter ended September 30, 2009, comprising the balance sheet and the statements of operations, of changes in stockholders' equity, of cash flows and of value added, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company's management. As mentioned in Note 13 to the financial statements, the financial statements of certain associated companies were reviewed by other independent accountants. In the accounting information of Eletrobrás, the investments in these associated companies are recorded on the equity accounting method and represent investments of R$ 3,880,586 thousand at September 30, 2009, and equity in results of R$ 248,524 thousand in the period ended September 30, 2009. The financial statements of Itaipu Binacional, with total assets of R$ 9,865,701 thousand at September 30, 2009, included in the consolidated accounting information, were reviewed by other independent accountants. With respect to the amounts relative to these companies, our report is exclusively based on the reports of these other accountants.

2 Except for the matters mentioned in paragraphs 3, 4 and 5, our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3 The financial statements of certain associated companies at September 30, 2009, the investments in which are recorded based on the equity accounting method by the Company and its subsidiaries, were not examined or reviewed by independent auditors. These investments at September 30, 2009 and their results in the nine-month period then ended amounts to R$ 1,749,476 thousand and R$ 282,012 thousand, respectively.

4 As mentioned in Note 9 to the financial statements, the Company has Value-added Tax on Sales and Services (ICMS), Social Integration Program/Public Services Employee Savings Program (PIS/PASEP) and Social Contribution on Revenues (COFINS) credits of R$ 1,347,511 thousand, arising mainly from the acquisition of inputs (fuel) and electric energy by its subsidiaries of the distribution segment located in the North region. With the enactment of Provisional Measure 466/2009, establishing the change in the Fuel Consumption Account (CCC) calculation, new alternatives for the realization thereof may be possible. The Company did not provide us with a study on the conditions and timing of the realization of these credits, including new alternatives. Accordingly, under these circumstances, we could not determine if any adjustments to the value of these tax credits are necessary.

5 As mentioned in Note 28, in a judgement given on August 12, 2009 by the Superior Court of Justice, the appeals filed by the Company in judicial proceedings related to compulsory loans were partially granted, and the terms agreed in the judgement have yet to be published. Due to this decision, the calculation assumptions considered in the provision evaluation process may be altered, and the analyses on legal aspects and possible alterations in calculation methodology were not concluded. Accordingly, we could not determine if any adjustments in the provision for contingencies related to compulsory loans are necessary.

6 Based on our limited review and on the reports on the limited reviews of other independent accountants, except for the effects which may arise from the matters mentioned in paragraphs 3, 4 and 5, if any, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Quarterly Information.

7 As mentioned in Note 1 to the financial statements, the accounting practices adopted in Brazil were altered in 2008 and the effects of the first-time adoption of these alterations were recorded by the Company and its subsidiaries during the fourth quarter of 2008 and disclosed in the financial statements at December 31, 2008. The statements of operations, of changes in stockholders' equity, of cash flows and of value added for the period and quarter ended September 30, 2008, presented together with the current quarterly information, were not adjusted for comparison purposes, as permitted by the Official Letter/CVM/SNC/SEP 02/2009.

8 As mentioned in Note 26 to the financial statements, the subsidiaries carry out actuarial evaluations of their liabilities related to supplementary benefits granted to employees according to CVM Deliberation 371/2000, the necessary coverage of which is recorded in this quarterly information, amounting to R$ 1,534,751 thousand. In this respect, the subsidiaries Furnas - Centrais Elétricas S.A. and Eletrobrás Termonuclear S.A. - Eletronuclear are negotiating with the respective Foundations which manage the supplementary pension plans offered to their employees the review of the costs of the defined benefit plans. The result of these negotiations may change the realization conditions of assets recorded by Furnas and Eletronuclear, of R$ 904,202 thousand. Also in accordance with the guidelines of these negotiations, the Hydroelectric Company of São Francisco (CHESF) has recorded liabilities arising from acknowledgment of debts of R$ 204,884 thousand, determined according to CVM Deliberation 371/2000; concerning the amount of R$ 428,000 thousand, the subsidiary's management believes that this charge will be eliminated over time, with the evolution of the plan, through contractual amendments similar to those in prior periods, specifying the variable amount to be annually adjusted by the actuarial gain and loss effects calculated for the Foundation that manages the related plan. Accordingly, the elimination of the liability is directly related to and dependent on the continuity of the contractual amendment procedure between the parties, in order to reflect the actuarial position.

9 As mentioned in Note 13 to the financial statements, the financial statements of the subsidiaries Boa Vista Energia S.A., Centrais Elétricas de Rondônia - CERON, Companhia de Eletricidade do Acre - Eletroacre, Companhia Energética do Alagoas - CEAL and Companhia Energética do Piauí - CEPISA for the quarter ended September 30, 2009 were prepared in accordance with the accounting practices adopted in Brazil applicable to companies operating as going concerns. As described in the performance report, the companies have been recording recurring losses in their operations and have negative working capital at the end of the quarter, which raise doubts as to the continuity of their operations. The management’s plans concerning the restructuring of indebtedness of these companies include the capitalization process of debts and advances for future capital increase, as mentioned in Note 42 to the quarterly information. The Quarterly Information does not include any adjustments due to these uncertainties.

10 The Quarterly Information (ITR) of the associated company CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended September 30, 2009 was reviewed by other independent accountants, who issued an unqualified report on the limited review, dated November 6, 2009, including a matter of emphasis paragraph related to the reimbursement of expenditures with the supplementary retirement plan according to Law No. 4819/1958. The management of the associated company, supported by its legal advisors, understands that the payment of benefits related to this plan is the entire responsibility of the State Government and, therefore, does not record in the company's financial statements any liability or provision for losses in relation thereto.

11 The Quarterly Information (ITR) mentioned in the first paragraph also includes comparative accounting information for the period ended September 30, 2008, obtained from the related Quarterly Information (ITR) of that quarter. The limited review of the Quarterly Information (ITR) for the quarter ended September 30, 2008 was conducted by other independent accountants, who issued a report dated November 10, 2008, with exceptions due to the lack of presentation of the reports on limited review of the financial statements of certain associated companies, whose investments were recorded on the equity accounting method and, consequently, the independent accountants could not evaluate, through additional audit procedures, the adequacy of the amounts of these investments, as well as the equity results, of R$ 3,275,020 thousand and R$ 131,634 thousand, respectively, in the quarter ended September 30, 2008. Also, the following paragraphs of emphasis were included:

(a) Controversy over the lawsuits concerning the monetary restatement of compulsory loans.

(b) Uncertainty about the realization of ICMS credits, with the State of Mato Grosso, recorded in the subsidiary Furnas - Centrais Elétricas S.A.

(c) Uncertainty about the effects of applying the biometric table AT-83 in the calculation of the actuarial liability of the supplementary pension plan of Previnorte - Fundação de Previdência Complementar, recorded in the subsidiaries Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, Manaus Energia S.A. and Boa Vista Energia S.A.

(d) The assumption of the continuity of operations of Manaus Energia S.A. due to the losses accumulated over the preceding years and insufficiency of working capital, supported by its controlling stockholder.

(e) The report on the limited review of the Quarterly Information of CTEEP - Companhia de Transmissão de Energia Elétrica for the periods ended September 30, 2008 and 2007 includes a paragraph of emphasis as to the payment of the supplementary retirement plan determined by Law No. 4819/1958.

(f) The notice disclosed by Banco KfW Bankengruppe as to supposed guarantees granted by Companhia de Geração Térmica de Energia Elétrica of EUR 156,700 thousand (equivalent to approximately R$ 411,200 thousand) with the purpose of rising international funds for certain investments in companies of the electric sector.

Rio de Janeiro, November 13, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Sérgio Eduardo Zamora
Contador CRC 1SP168278/O-4 "S" RJ

COPY OF THE ORIGINAL

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME FURNAS CENTRAIS ELÉTRICAS

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.01	Gross Revenue from Sales and/or Services	1,679,425	4,925,534	1,596,057	4,664,626
3.02	Gross Revenue Deductions	(122,775)	(426,609)	(166,929)	(421,494)
3.03	Net Revenue from Sales and/or Services	1,556,650	4,498,925	1,429,128	4,243,132
3.04	Cost of Goods and/or Services Sold	(1,375,683)	(3,699,758)	(1,282,195)	(3,366,866)
3.05	Gross Profit	180,967	799,167	146,933	876,266
3.06	Operating Income/Expenses	(103,018)	(471,795)	(206,126)	(260,443)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	72,868	(236,299)	(146,144)	(275,203)
3.06.03	Financial	(187,437)	(235,291)	(58,538)	(78,277)
3.06.03.01	Financial Revenues	40,366	109,933	188,121	404,536
3.06.03.02	Financial Expenses	(227,803)	(345,224)	(246,659)	(482,813)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	(972)	(37,258)	(672)	(2,833)
3.06.06	Equity in the Earnings of Subsidiary and Associated Companies	12,523	37,053	(772)	95,870
3.07	Operating Profit	77,949	327,372	(59,193)	615,823
3.08	Non-operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Taxes/Profit Sharing	77,949	327,372	(59,193)	615,823
3.10	Provision for Income Tax and Social Contribution	(23,317)	(115,327)	19,897	(182,388)
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Statutory Contributions	0	0	0	0

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME FURNAS CENTRAIS ELÉTRICAS

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0
3.15	Net Income/Loss for the Period	54,632	212,045	(39,296)	433,435
	NUMBER OF SHARES EX-TREASURY (in thousands)	65,004,047	65,004,047	65,004,047	65,004,047
	EARNINGS PER SHARE (Reais)	0.00084	0.00326		0.00667
	LOSS PER SHARE (Reais)			(0.00060)

22.02 – COMMENTS ON THE SUBSIDIARY/ASSOCIATED COMPANY PERFORMANCE

Subsidiary/Associated Company: FURNAS CENTRAIS ELÉTRICAS

The Company posted a profit of R$212,045 thousand in 9M09, versus R$433,435 thousand in 9M08; this result was influenced by the following factors:

- Positive factors:

- Increase in operating revenues.

- Generation of financial revenue in foreign exchange variation on contracted loans as a result of the fluctuation in foreign currency indices.

- Negative factors:

- Increase in personnel and outsourced services expenses.

- Increase in the provision for risks arising from tax, labor and civil suits.

- Establishment of a provision for losses in permanent equity interest and in accounts receivable.

- Increase in electricity purchased for resale.

- Decrease in equity in the earnings of subsidiaries.

- Increase in expenses arising from the actuarial evaluation adjustment.

- Generation of financial expense in monetary variation on loans and financing granted as a result of index fluctuation .

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.01	Gross Revenue from Sales and/or Services	1,130,991	3,317,552	1,179,019	3,516,445
3.02	Gross Revenue Deductions	(203,468)	(599,037)	(208,082)	(605,687)
3.03	Net Revenue from Sales and/or Services	927,523	2,718,515	970,937	2,910,758
3.04	Cost of Goods and/or Services Sold	(626,131)	(2,071,774)	(634,702)	(1,848,633)
3.05	Gross Income	301,392	646,741	336,235	1,062,125
3.06	Operating Income/Expenses	(344,024)	(942,872)	(585,721)	(2,029,537)
3.06.01	Selling	(58,865)	(156,183)	(59,571)	(151,876)
3.06.02	General and Administrative	(116,558)	(350,574)	(102,649)	(326,119)
3.06.03	Financial	(209,369)	(526,058)	(377,147)	(1,050,424)
3.06.03.01	Financial Revenues	43,601	172,355	93,751	222,963
3.06.03.02	Financial Expenses	(252,970)	(698,413)	(470,898)	(1,273,387)
3.06.04	Other Operating Revenues	2,482	9,105	2,320	5,090
3.06.05	Other Operating Expenses	37,194	73,798	(53,353)	(73,557)
3.06.06	Equity in the Results of Subsidiary and Associated Companies	1,092	7,040	4,679	(432,651)
3.07	Operating Loss	(42,632)	(296,131)	(249,486)	(967,412)
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Loss before Taxes/Profit Sharing	(42,632)	(296,131)	(249,486)	(967,412)
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Statutory Contributions	0	0	0	0

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0
3.15	Net Income/Loss for the Period	(42,632)	(296,131)	(249,486)	(967,412)
	NUMBER OF SHARES EX-TREASURY (in thousands)	82,253	82,253	82,353	82,353
	EARNINGS PER SHARE (Reais)
	LOSS PER SHARE (Reais)	(0.51 830)	(3.60025)	(3.02947)	(11.74714)

GROSS REVENUE FROM SALES AND/OR SERVICES

When compared to September 2008, Gross Revenues from Sales and/or Services posted a slight drop. this decrease is due to the reduction in the consumption of captive clients and by the fall in the price of aluminum on the international market, which results in a drop in the premium set forth in agreements with Albrás and Alumar.

NET REVENUE FROM SALES AND/OR SERVICES

This revenue presented a slight growth of R$223,141 thousand, a 12.07% variation, mainly influenced by the establishment of new provisions, among which are the following:

- Establishment of a provision for social contribution on net profit (CSLL) referring to the periods from 2006 to 2008, since it was not collected in the respective periods.

- ANEEL’s fines.

Other items had regular movements.

FINANCIAL RESULT

There was a decrease in the financial result deficit compared with the same period in the prior year due to the currency basket rates, as shown below:

3rd Quarter

CURRENCIES/INDEX	2009	2008	Δ %

IGP-M/FGV	(0.3790)	1.5422	-1.92%
Y (Japanese Yen)	(2.2403)	19.9720	-22.21%
US$ (U.S. Dollar)	(8.8901)	20.2525	-29.14%
EURO	(5.0649)	7.4532	-12.51%

ACCUMULATED LOSS

The reduction in accumulated loss for the period from R$967,412 thousand to R$296,131 thousand was determined by the financial deficit and also by the exclusion of Manaus Energia from the consolidation, since in 2008 this company recorded a loss of R$444,347 thousand.

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.01	Gross Revenue from Sales and/or Services	1,614,951	5,432,770	1,464,065	4,346,756
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	1,614,951	5,432,770	1,464,065	4,346,756
3.04	Cost of Goods and/or Services Sold	(289,906)	(991,527)	(301,699)	(859,582)
3.05	Gross Income	1,325,045	4,441,243	1,162,366	3,487,174
3.06	Operating Income/Expenses	(905,433)	(2,726,275)	(696,709)	(2,502,484)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(212,190)	(644,924)	(238,230)	(812,940)
3.06.03	Financial	(542,517)	(1,816,856)	(524,753)	(1,655,949)
3.06.03.01	Financial Revenues	(20,061)	21,212	14,083	37,883
3.06.03.02	Financial Expenses	(522,456)	(1,838,068)	(538,836)	(1,693,832)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	(150,726)	(264,495)	66,274	(33,595)
3.06.06	Equity in the Earnings of Subsidiary and Associated Companies	0	0	0	0
3.07	Operating Profit	419,612	1,714,968	465,657	984,690
3.08	Non-Operating Income	(138)	8,050	(1,216)	1,750
3.08.01	Revenues	1,282	14,414	1,424	5,301
3.08.02	Expenses	(1,420)	(6,364)	(2,640)	(3,551)
3.09	Income before Taxes/Shareholding	419,474	1,723,018	464,441	986,440
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Contributions	0	0	0	0

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (In thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 7/1/2009 to 9/30/2009	4 - 1/1/2009 to 9/30/2009	5 - 7/1/2008 to 9/30/2008	6 - 1/1/2008 to 9/30/2008
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0
3.15	Net Income/Loss for the Period	419,474	1,723,018	464,441	986,440
	NUMBER OF SHARES EX-TREASURY (in thousands)	100,000	100,000	100,000	100,000
	EARNINGS PER SHARE (Reais)	4.19474	17.23018	4.64441	9.86440
	LOSS PER SHARE (Reais)

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDER'S EQUITY	6
03	01	STATEMENT OF OPERATIONS	8
04	01	STATEMENT OF CASH FLOWS - INDIRECT METHOD	10
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 7/1/2009 TO 9/30/2099	13
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2009 TO 9/30/2009	14
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	15
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	17
09	01	CONSOLIDATED STATEMENT OF OPERATIONS	19
10	01	10.1 - CONSOLIDATED STATEMENT OF CASH FLOWS	22
11	01	11 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 7/1/2009 TO 9/30/2009	25
11	02	11 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2009 TO 9/30/2009	26
06	01	NOTES TO THE FINANCIAL STATEMENTS	27
07	01	COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER	97
12	01	COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE IN THE QUARTER	99
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	101
20	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	102
21	01	SPECIAL REVIEW REPORT	104
		FURNAS CENTRAIS ELÉTRICAS
22	01	INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY	107
22	02	COMMENTS ON THE SUBSIDIARY/ASSOCIATED COMPANY PERFORMANCE	109
		CENTRAIS ELÉTRICAS DO NORTE DO BRASIL
22	01	INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY	110
22	02	COMMENTS ON THE SUBSIDIARY/ASSOCIATED COMPANY PERFORMANCE	112
		ITAIPU BINACIONAL
22	01	INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY	113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.